As filed with the Securities Exchange Commission on July 23, 2007
Registration No. 333 - __________

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

STRASBAUGH
(Name of small business issuer in its charter)

California	3559	77-0057484
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

825 Buckley Road, San Luis Obispo, California 93401
(805) 541-6424
(Address and telephone number of principal executive offices and principal place of business)

Chuck Schillings
President and Chief Executive Officer
Strasbaugh
825 Buckley Road
San Luis Obispo, California 93401
(805) 541-6424
(Name, address and telephone number of agent for service)

Copies of all correspondence to:
Larry A. Cerutti, Esq.
Rushika Kumararatne, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
(714) 641-5100

Approximate date of proposed sale to the public: From time to time after this registration becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Calculation of Registration Fee
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, no par value	7,180,886(3)	$2.00(2)	$14,361,772	$440.91

(1)
In the event of a stock split, stock dividend, anti-dilution adjustment or similar transaction involving common stock of the registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

(2)
The proposed maximum offering price per share has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 and is based upon the average of the high and low reported prices of the Registrant’s common stock on the Pink Sheets® on July 13, 2007, the most recent date upon which shares of the Registrant’s common stock were traded.

(3)	Represents 5,909,089 shares of common stock issuable upon conversion of convertible preferred stock and 1,271,797 shares of common stock issuable upon exercise of warrants.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on such date as the Commission, acting under Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders identified in this prospectus may not sell securities under this prospectus until the registration statement of which this prospectus is a part becomes effective.

SUBJECT TO COMPLETION, DATED JULY 23, 2007

PROSPECTUS

7,180,886 Shares

STRASBAUGH
Common Stock

This is a public offering of 7,180,886 shares of our common stock, including an aggregate of 5,909,089 shares of our common stock underlying shares of preferred stock and an aggregate of 1,271,797 shares of our common stock underlying warrants. All shares are being offered for resale by selling security holders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling security holders.

Our common stock currently trades on the Pink Sheets®under the symbol “STRB.” On July 13, 2007, the closing sale price for a share of our common stock was $2.00.

Our principal offices are located at 825 Buckley Road, San Luis Obispo, California 93401 and our telephone number is (805) 541-6424.

Investing in our shares of common stock involves substantial risks. See “Risk Factors” beginning on page 8 for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2007.

PROSPECTUS SUMMARY

To fully understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our financial statements and the notes to those statements appearing elsewhere in this prospectus. In this prospectus, the words “we,” “us,” “our” and similar terms refer to Strasbaugh, a California corporation (formerly, CTK Windup Corporation), together with its wholly-owned operating subsidiary, R. H. Strasbaugh, a California corporation (formerly, Strasbaugh), unless the context provides otherwise.

Our Company

We develop, manufacture, market and sell an extensive line of precision surfacing products, including polishing, grinding and precision optics tools and systems, to customers in the semiconductor and silicon wafer fabrication, data storage, light emitting diode, or LED, and precision optics markets worldwide. We have developed a large customer base of leading companies by developing quality products in response to customer needs. We believe this has positioned us as a leader in certain niche markets and as a lower cost alternative to higher priced competitive products in more mainstream markets.

Many of our products are used by our customers in the fabrication of integrated circuits, commonly known as chips or semiconductors, and in the fabrication of silicon wafers. Most semiconductors are built on a silicon wafer base and include a variety of circuit components that are connected by multiple layers of wiring, or interconnects. To build a semiconductor, the components of the semiconductor are first created on the surface of a silicon wafer by performing a series of processes to deposit and selectively remove successive film layers. After a series of steps designed to build the wiring portion of the semiconductor through deposition and removal, a chemical mechanical planarization, or CMP, step polishes the silicon wafer to achieve a flat surface. Additional deposition, etch and CMP steps are then performed to build up the layers of wiring needed to complete the interconnection of the circuit elements to form the semiconductor. Through the use of CMP polishing products, semiconductor manufacturers can increase the number of layers thereby reducing the overall size of the semiconductor.

Over time, semiconductor manufacturers have migrated toward utilizing increasingly larger wafers in chip production. While the predominate wafer size used for volume production today is 200mm, a substantial number of advanced fabs now use 300mm wafers, and the current trend continues toward the use of 300mm wafers.

As an industry leader, our business and technologies have grown with this changing market. Our equipment is configurable, and incorporates proprietary technology that we believe results in higher yields for our manufacturing customers. Our newest product, nTrepidTM, is a next generation 300mm wafer polisher and CMP system. Other new products include the nOvation®, a 300mm hybrid grinding tool; nVisionTM, an endpoint detection system for CMP wafer processes; and CMP EnhancementTM, an upgrade for older CMP systems.

We utilize our extensive patent portfolio and core technology platform in designing and manufacturing each of our products for multiple market applications, thereby expanding the market available for each product. Our innovation and leadership within certain niche markets has enabled us to develop a significant brand identity and gain a large customer base of well-established market participants, such as Cree, Inc., Hitachi, Ltd., International Business Machines Corp., Intel Corporation, General Electric Company, LG Electronics, NEC Corporation, Phillips Electronics, Seagate Technology, and Western Digital Corporation. We have developed our client base through a direct sales force in the United States and Japan, and an international network of representatives and distributors in Europe, China, Taiwan, South Korea, Israel and the Philippines.

Our Strategy

The key elements of our business strategy include:

Increase our current market presence and selectively pursue new opportunities in mainstream markets. We intend to use our newly-developed products to increase our current market share and selectively pursue new opportunities in mainstream markets in which we believe we and our products have maintained strong competitive position against larger competitors. These products include nTrepidTM, our advanced next-generation 300mm wafer polisher with applications in semiconductor CMP, silicon wafer, data storage, and silicon-on-insulator, or SOI, markets and nVision, our newly-developed endpoint detection system for semiconductor and SOI CMP wafer processes.

Continue to focus on underserved niche markets and offer high value products. With a comprehensive product line, we intend to continue to look for niche markets and new product applications where we can quickly use our competencies to become a market leader. We believe that many of our target customers seek high value products that combine quality, excellence and reliability at prices competitive with other leading products offered in the marketplace. We intend to continue to focus on high value product offerings by promoting and offering our products that are affordable alternatives to higher-priced products offered by some of our competitors.

Expand our presence in China. We intend to expand our marketing and sales efforts in China. Our strategy to expand our presence in China is comprised of two main elements. First, we intend to leverage our low price advantage to become the equipment supplier of choice for Chinese companies that acquire previous generation chip production lines from the West, where low capital equipment cost is a key to profitability. This strategy utilizes our existing product lines and sales representatives. Second, we intend to leverage our technical ability, our new nTrepid™ CMP tool and our significant patent position to attract a Chinese partner to pursue more mainstream semiconductor and silicon wafer fabrication applications. Although both elements of our expansion strategy are in the initial stages, they are beginning to show some success. For example, our equipment is currently used by several Chinese companies that have taken over outdated chip production lines formerly manufactured in the West.

Continue to develop next generation products. We believe that our future success is dependent on our ability to continue to develop next generation products and technologies. For example, we are in the process of designing a new optical end-point detection system for CMP that will allow this key enabling technology to be implemented for the first time on the large installed base of our competitors’ CMP tools. Another example of our forward thinking is the patents and prototypes we have for an advanced wafer grinding tool. The prototype of this tool has been used by the world’s foremost semiconductor manufacturer in the development of a revolutionary new chip design strategy that we believe will have a major impact on the semiconductor industry.

Pursue strategic technology and/or product acquisitions. We intend to selectively pursue acquisitions of technology and/or products that enhance our position in the markets in which we compete. We believe that because of our distribution capabilities, strong sales organization and relationships with well-established customers, we are well positioned to take advantage of acquiring, licensing or distributing other products or technology.

Share Exchange Transaction

On May 24, 2007, we completed a share exchange transaction, or Share Exchange Transaction, with the shareholders of R. H. Strasbaugh, a California corporation (formerly, Strasbaugh). Upon completion of the Share Exchange Transaction, we acquired all of the issued and outstanding shares of capital stock of R. H. Strasbaugh. In connection with the Share Exchange Transaction, we issued an aggregate of 13,770,366 shares of our common stock to the shareholders of R. H. Strasbaugh. The Share Exchange Transaction has been accounted for as a recapitalization of R. H. Strasbaugh with R. H. Strasbaugh being the accounting acquiror. As a result, the historical financial statements of R. H. Strasbaugh are now the historical financial statements of the legal acquiror, Strasbaugh.

Immediately prior to the consummation of the Share Exchange Transaction, we amended and restated our articles of incorporation to effectuate a 1-for-31 reverse split of our common stock, to change our name from CTK Windup Corporation, or CTK, to Strasbaugh, to increase our authorized common stock from 50,000,000 shares to 100,000,000 shares, to increase our authorized preferred stock from 2,000,000 shares to 15,000,000 shares (of which 5,909,089 shares have been designated Series A Cumulative Redeemable Convertible Preferred Stock, or Series A Preferred Stock) and to eliminate our Series A Participating Preferred Stock. On May 17, 2007, prior to the filing of our amended and restated articles of incorporation, our subsidiary amended its articles of incorporation to change its name from Strasbaugh to R. H. Strasbaugh.

At the time of the closing of the Share Exchange Transaction, we were not engaged in any active business operations. On June 3, 2005, we completed the sale of substantially all of our assets to Mimix Broadband, Inc., or Mimix. Prior to the sale of our assets to Mimix, we designed and manufactured gallium arsenide, or GaAs, semiconductor components and GaAs-based subsystems used in the transmission of voice, video and data over wireless communication networks and systems. Our current business is comprised solely of the business of R. H. Strasbaugh.

Series A Preferred Stock Financing

On May 24, 2007, immediately after the closing of the Share Exchange Transaction, we entered into an agreement with 21 accredited investors for the sale by us in a private offering of 5,909,089 shares of our Series A Preferred Stock at a purchase price of $2.20 per share for total aggregate proceeds of $13 million. We refer to this private offering in this prospectus as the Series A Preferred Stock Financing. The Series A Preferred Stock ranks senior in liquidation and dividend preferences to our common stock. Each share of Series A Preferred Stock is convertible by the holder at any time after its initial issuance at an initial conversion price of $2.20 per share such that one share of common stock would be issued for each share of Series A Preferred Stock. Subject to certain exceptions, the conversion ratio is subject to customary antidilution adjustments and antidilution adjustments upon the issuance of equity securities at a price equivalent to less than $2.20 per share. The shares of Series A Preferred Stock are also subject to forced conversion anytime after May 24, 2008, if the closing price of our common stock exceeds 200% of the conversion price then in effect for 20 consecutive trading days. The holders of Series A Preferred Stock vote together as a single class with the holders of our other classes and series of voting stock on all actions to be taken by our shareholders. Each share of Series A Preferred Stock entitles the holder to the number of votes equal to the number of shares of our common stock into which each share of Series A Preferred Stock is convertible. In addition, the holders of Series A Preferred Stock are afforded numerous customary protective provisions with respect to certain actions that may only be approved by holders of a majority of the shares of Series A Preferred Stock. On or after May 24, 2012 the holders of then outstanding shares of our Series A Preferred Stock will be entitled to redemption rights. The redemption price is equal to the per-share purchase price of the Series A Preferred Stock, which is subject to adjustment as discussed above and in our articles of incorporation, plus any accrued but unpaid dividends. The Series A Preferred Stock contain provisions prohibiting the conversion of the Series A Preferred Stock to the extent that a conversion would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. The holder may waive this 4.99% limitation upon 61-days’ prior written notice to us. See “Description of Capital Stock—Series A Preferred Stock” for a more detailed description of the rights and preferences of the Series A Preferred Stock.

In connection with the Series A Preferred Stock Financing, we issued to the investors five-year warrants to purchase an aggregate of 886,363 shares of common stock and we issued to our placement agent, B. Riley and Co. Inc. and its assignees, five-year warrants to purchase an aggregate of 385,434 shares of common stock. The warrants issued to the investors and the placement agent and its assignees have an exercise price of $2.42 per share and are exercisable beginning 180 days after May 24, 2007. The warrants issued to the investors contain limitations on exercisability similar to the 4.99% limitation contained in the Series A Preferred Stock. See “Selling Security Holders” for a more detailed description of the investor warrants and placement warrants.

We are currently in the process of assessing the accounting impact of the Series A Preferred Stock Financing.

Corporate Information

We are a California corporation that was incorporated on December 28, 1984 as AHJP Corporation. On January 8, 1985 we changed our name to Celeritek, Inc. and on July 22, 2005 we changed our name to CTK Windup Corporation. On May 24, 2007, in connection with the Share Exchange Transaction, we changed our name to Strasbaugh. Our wholly-owned operating subsidiary, R. H. Strasbaugh, is a California corporation that commenced operations in 1948 as a sole proprietorship prior to its incorporation in 1964. Our principal executive offices are located at 825 Buckley Road, San Luis Obispo, California 93401. Our telephone number is (805) 541-6424 and our Internet website is www.strasbaugh.com. The content of our Internet website does not constitute a part of this prospectus.

Information in this Prospectus

You should rely only on the information contained in this prospectus in connection with this offering. We have not authorized anyone to provide you with information that is different. The selling security holders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

Industry and Market Data

Industry and market data used throughout this prospectus were obtained from Laredo Technologies and other sources we believe to be reliable. We purchased a copy of the report prepared by Laredo Technologies, which was not prepared solely for our use, and we have received the consent of Laredo Technologies to use the data contained in the report in this prospectus. While we believe that the studies and reports, including the report issued by Laredo Technologies, and our own research and estimates used in this prospectus are reliable and appropriate, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

The Offering
Common stock offered by the selling security holders	7,180,886
Common stock outstanding prior to this offering	14,201,897
Common stock to be outstanding after this offering	21,382,783(1)
Use of Proceeds	All proceeds of this offering will be received by selling security holders for their own accounts. See “Use of Proceeds.”
Risk Factors	You should read the “Risk Factors” section beginning on page 8, as well as other cautionary statements throughout this prospectus, before investing in shares of our common stock.
_____________

(1)
Represents 14,201,897 shares of common stock currently outstanding plus 5,909,089 shares of common stock underlying shares of Series A Preferred Stock and 1,271,797 shares of common stock underlying warrants.

The number of shares of common stock being offered by the selling security holders assumes the conversion of Series A Preferred Stock and exercise of warrants whose underlying shares of common stock are covered by this prospectus in exchange for 5,909,089 and 1,271,797 shares of common stock, respectively, and the immediate resale of all those shares of common stock. The number of shares of common stock that will be outstanding upon the completion of this offering is based on the 14,201,897 shares outstanding as of July 20, 2007, and excludes the following:

•
2,000,000 shares of common stock reserved for issuance under our 2007 Share Incentive Plan, or 2007 Plan, of which options to purchase 1,339,000 shares were outstanding as of that date, at a weighted average exercise price of $1.71 per share; and

•	any additional shares of common stock we may issue from time to time after that date.

Summary Financial Information

The following financial data should be read in conjunction with the financial statements and related notes thereto and our “Management’s Discussion and Analysis or Plan of Operation” discussions, all of which are included elsewhere in this prospectus.

The Share Exchange Transaction is treated as a recapitalization of R. H. Strasbaugh for accounting purposes. As a result, the financial statements of the accounting acquiror, R. H. Strasbaugh, will become the financial statements of the legal acquiror, Strasbaugh. Therefore, the financial information presented below and elsewhere in this prospectus is the financial information of our accounting acquiror and wholly-owned operating subsidiary, R. H. Strasbaugh.

The statement of operations data for the three months ended March 31, 2007 and 2006 and the balance sheet data at March 31, 2007 are derived from our unaudited condensed financial statements and related notes thereto included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2006 and 2005 and the balance sheet data at December 31, 2006 are derived from our audited financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2007	2006	2006	2005 (restated)
Statements of Operations Data:
Net sales	$7,023,440	$4,419,834	$23,016,101	$16,120,879
Cost of sales	4,158,084	2,962,940	14,412,047	9,750,906
Gross profit	2,865,356	1,456,894	8,604,054	6,369,973
Operating expenses	2,576,283	1,311,601	6,603,476	5,806,664
Income from operations	289,073	145,293	2,000,578	563,309
Net income (loss)	$34,005	$(23,051)	$1,168,384	$114,816
Basic income (loss) per share	$0.00	$0.00	$0.08	$0.01
Diluted income (loss) per share	$0.00	$0.00	$0.06	$0.01
Shares used in computing:
Basic income (loss) per share	14,319,681	13,992,828	13,992,828	13,992,828
Diluted income (loss) per share	19,194,760	13,992,828	18,572,556	18,572,556

	March 31, 2007	December 31, 2006
Balance Sheet Data:
Cash and cash equivalents	$128,158	$1,205,007
Working capital	$4,048,279	$3,819,221
Total assets	$13,471,158	$15,185,337
Total shareholders’ equity	$5,671,220	$5,598,794

RISK FACTORS

The following summarizes material risks that you should carefully consider before you decide to buy our common stock in this offering. Any of the following risks, if they actually occur, would likely harm our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose the money you paid to buy our common stock.

Risks Relating to Our Business

We have incurred losses in the past and we may incur losses in the future. If we incur losses in the future, we will experience negative cash flow, which may hamper our operations, may prevent us from expanding our business and may cause our stock price to decline.

We incurred net losses of $775,000, $3.4 million and $3.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Although we recorded net income of $34,885 for the three months ended March 31, 2007, $1.2 million for the year ended December 31, 2006 and $115,000 for the year ended December 31, 2005, we may incur losses in future years due to, among other factors, instability in the industries within which we operate, uncertain economic conditions worldwide or lack of acceptance of our products in the marketplace. If we incur losses in the future, it may make it difficult for us to raise additional capital to the extent needed for our continued operations, particularly if we are unable to maintain profitable operations in the future. Consequently, future losses will result in negative cash flow, which may hamper current operations and may prevent us from expanding our business. We may be unable to attain, sustain or increase profitability on a quarterly or annual basis in the future. If we do not attain, sustain or increase profitability, our stock price may decline.

The industries within which we compete are cyclical and may experience periodic downturns that may reduce customer demand for our products.

We operate and compete within the semiconductor and semiconductor equipment, silicon wafer and silicon wafer equipment, data storage, LED and precision optics industries. These industries are cyclical and have historically experienced periodic downturns, which have often resulted in a decrease in demand for capital equipment. A downturn in any of these industries may result in a reduction in demand for our products which, in turn, would have an adverse impact on our results of operations, cash flows and financial condition.

The industries within which we compete are extremely competitive. Many of our competitors have greater financial and other resources and greater name recognition than we do and one or more of these competitors could use their greater financial and other resources or greater name recognition to gain market share at our expense.

We believe that to remain competitive, we will require significant financial resources in order to offer a broad range of products, to maintain customer service and support centers worldwide and to invest in research and development. Many of our existing and potential competitors, including Applied Materials, Inc., Novellus Systems, Inc. and Ebara Corporation, have substantially greater financial resources, more extensive engineering, manufacturing, marketing and customer service and support capabilities, larger installed bases of current generation products, as well as greater name recognition than we do. As a result, our competitors may be able to compete more aggressively and sustain that competition over a larger period of time than we could. Our lack of resources relative to many of our significant competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in our market share, sales and profitability.

Our potential customers may not purchase our products because of their significant cost or because our potential customers are already using a competitor’s product which, in turn, could cause a decline in our sales and profitability.

A substantial investment is required to install and integrate capital equipment into a semiconductor or silicon wafer production line. We believe that once a manufacturer has selected a particular vendor’s capital equipment, that manufacturer generally relies upon that vendor’s equipment for that specific production line application and, to the extent possible, subsequent generations of that vendor’s systems. Accordingly, it may be extremely difficult to achieve significant sales to a particular customer once that customer has selected another vendor’s capital equipment unless there are compelling reasons to do so, such as significant performance or cost advantages. Any failure to gain access and achieve sales to new customers will adversely affect the successful commercial adoption of our products and could cause a decline in our sales and profitability. Any significant order cancellations or order deferrals could adversely affect our operating results.

Our lack of long-term purchase orders and commitments could lead to a rapid decline in our sales and profitability.

Our customers issue purchase orders requesting products they desire to purchase from us, and if we are able and willing to fill those orders, then we fill them under the terms of the contracts. Accordingly, we cannot rely on long-term purchase orders or commitments to protect us from the negative financial effects of reduced demand for our products that could result from a general economic downturn, from changes in the industries within which we operate, including the entry of new competitors into the market, from the introduction by others of new or improved technology, from an unanticipated shift in the needs of our customers, or from other causes.

Some of our product sales cycles are lengthy, exposing us to the risks of inventory obsolescence and fluctuations in operating results.

Sales of our products depend, in significant part, upon the decision of a prospective customer to add new manufacturing capacity or to expand existing manufacturing capacity, both of which typically involve a significant capital commitment. Our products typically have a lengthy sales cycle, often six to twelve months, during which time we may expend substantial funds and management effort. Lengthy sales cycles subject us to risks of inventory obsolescence and fluctuations in operating results over which we have little or no control. Because technology changes rapidly, we may not be able to introduce our products in a timely fashion.

Products within the industries in which we operate are subject to rapid technological changes. If we fail to accurately anticipate and adapt to these changes, the products we sell will become obsolete, causing a decline in our sales and profitability.

The industries within which we compete are subject to rapid technological change and frequent new product introductions and enhancements which often cause product obsolescence. We believe that our future success depends on our ability to continue to enhance our existing products and their process capabilities, and to develop and manufacture in a timely manner new products with improved process capabilities. We may incur substantial unanticipated costs to ensure product functionality and reliability early in its products’ life cycles. If we are not successful in the introduction and manufacture of new products or in the development and introduction, in a timely manner, of new products or enhancements to our existing products and processes that satisfy customer needs and achieve market acceptance, our sales and profitability will decline.

We obtain some of the components and subassemblies included in our products from a single source or limited group of suppliers, the partial or complete loss of which could have an adverse effect on our sales and profitability.

We obtain some of the components and subassemblies for our products from a single source or a limited group of suppliers. From time to time, we have experienced temporary difficulties in receiving our orders from some of these suppliers. Although we seek to reduce dependence on these sole and limited source suppliers, the partial or complete loss of these sources could adversely affect our sales and profitability and damage customer relationships by impeding our ability to fulfill our customers’ orders. Further, a significant increase in the price of one or more of these components or subassemblies could adversely affect our profit margins and profitability if no lower-priced alternative source is available.

We manufacture all of our products at a single facility. Any prolonged disruption in the operations of that facility would result in a decline in our sales and profitability.

We manufacture all of our products in a facility located in San Luis Obispo, California. Our manufacturing processes are highly complex, require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, termination of our month-to-month lease of this facility, destruction of or damage to this facility as a result of an earthquake, fire or any other reason, would result in a decline in our sales and profitability.

We rely upon sales representatives for a significant portion of our sales. A disruption in our relationship with any sales representative could cause our sales and profitability to decline.

A significant portion of our sales outside of the United States are made through sales representatives. The activities of these representatives are not within our control, and they may sell products manufactured by other manufacturers. In addition, in some locations our sales representatives also provide field service and support to our customers. A reduction in the sales efforts or financial viability of these sales representatives, or a termination of our relationship with these representatives, could cause our sales and profitability to decline.

We may not be able to protect our intellectual property or obtain licenses for third parties’ intellectual property and, therefore, we may be subject to one or more intellectual property infringement claims which may adversely affect our sales, earnings and financial resources.

Although we attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures, we may not be able to protect our technology adequately, and competitors may be able to develop similar technology independently. Additionally, patent applications that we may file may not be issued and foreign intellectual property laws may not protect our intellectual property rights. There is also a risk that patents licensed by or issued to us will be challenged, invalidated or circumvented and that the rights granted thereunder will not provide competitive advantages to us. Furthermore, others may independently develop similar products, duplicate our products or design around the patents licensed by or issued to us.

Litigation could result in substantial cost and diversion of effort by us, which by itself could adversely affect our sales, earnings and financial resources. Further, adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products. In addition, licenses under third parties’ intellectual property rights may not be available on reasonable terms, if at all.

We depend on a small number of customers for a significant portion of our total sales. A reduction in business from any of these customers could cause a significant decline in our sales and profitability.

A significant portion of our total sales are generated from a small number of customers. Our top five customers accounted for approximately 51%, 46% and 43% of our net sales during 2006, 2005 and 2004, respectively. Two customers each accounted for more than 10% of sales during 2006 and 2005. Although the composition of the group comprising our largest customers may vary from year to year, the loss of a significant customer or any reduction in orders by any significant customer, including reductions due to market, economic or competitive conditions in the industries in which we operate could cause a significant decline in our sales and profitability. Our ability to increase our sales in the future will depend, in part, upon our ability to obtain orders from new customers, as well as the financial condition and success of our existing customers and the general economy, which are largely beyond our ability to control.

We depend on the services of Alan Strasbaugh and Chuck Schillings, and the loss of either of them could adversely affect our ability to achieve our business objectives.

Our continued success depends in part upon the continued service of Alan Strasbaugh, who is our Chairman of the Board, and Chuck Schillings, who is our President and Chief Executive Officer. Each is critical to the overall management of Strasbaugh as well as to the development of our technologies, our culture and our strategic direction. For example, Alan Strasbaugh is a member of our technology committee and provides expertise on the development of our products, and Chuck Schillings is instrumental in developing and maintaining close ties with our customer base. Although we have entered into employment agreements with Messrs. Strasbaugh and Schillings, neither of these agreements guarantees the service of the individual for a specified period of time. In addition, we do not maintain “key-person” life insurance policies on Messrs. Strasbaugh and Schillings. The loss of either Alan Strasbaugh or Chuck Schillings could significantly delay or prevent the achievement of our business objectives. Consequently, the loss of either Alan Strasbaugh or Chuck Schillings could adversely affect our business, financial condition and results of operations.

Our failure to manage our growth effectively could prevent us from achieving our goals.

Our strategy envisions a period of growth that may impose a significant burden on our administrative and operational resources. The growth of our business will require significant investments of capital and management’s close attention. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, engineers and other personnel. We may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with our capital investments. If we are unable to successfully manage our growth, we may be unable to achieve our goals.

We are exposed to additional risks associated with international sales and operations.

International sales accounted for approximately 35%, 39% and 35% of our net sales during 2006, 2005 and 2004, respectively, and 71% of our sales during the first quarter of 2007. Our international sales are subject to certain risks, including the following:

•	tariffs and other trade barriers;

•	challenges in staffing and managing foreign operations and providing prompt and effective support to our customers outside the United States;

•	difficulties in managing foreign distributors;

•	governmental controls, either by the United States or other countries, that restrict our business overseas or the import or export of our products, or increase the cost of our operations;

•	longer payment cycles and difficulties in collecting amounts receivable outside of the United States;

•	inadequate protection or enforcement of our intellectual property and other legal rights in foreign jurisdictions;

•	global or regional economic downturns; and

•	geo-political instability, natural disasters, acts of war or terrorism.

There can be no assurance that any of these factors will not have a material adverse effect on our business, financial condition or results of operations. In addition, each region in the global markets within which we operate exhibits unique market characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. These laws and regulations can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, we have made, and expect to make, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits.

Risks Related to This Offering and Ownership of our Common Stock

Our common stock price has been volatile, which could result in substantial losses for investors purchasing shares of our common stock.

The market prices of securities of technology-based companies currently are highly volatile. The market price of our common stock has fluctuated significantly in the past. During 2006, the high and low closing bid prices of a share of our common stock were $4.50 and $1.55, respectively (which prices reflect the 1-for-31 reverse split of our common stock effected on May 24, 2007). On July 13, 2007, the last reported sale price of a share of our common stock was $2.00. The market price of our common stock may continue to fluctuate in response to the following factors, in addition to others, many of which are beyond our control:

•	conversion of our Series A Preferred Stock and exercise of our warrants and the sale of their underlying common stock;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	economic conditions specific to the industries within which we operate;

•	the timing of introduction of new systems and technology announcements and releases and ability to transition between product versions;

•
changes in the timing of product orders due to unexpected delays in the introduction of our products due to lifecycles of our products ending earlier than expected or due to declines in market acceptance of our products;

•	delays in our introduction of new products or technological innovations or problems in the functioning of our current or new products or innovations;

•	third parties’ infringement of our intellectual property rights;

•	changes in our pricing policies or the pricing policies of our competitors;

•	regulatory developments;

•	fluctuations in our quarterly or annual operating results;

•	additions or departures of key personnel; and

•	future sales of our common stock or other securities.

The price at which you purchase shares of common stock may not be indicative of the price of our stock that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you. Moreover, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources.

Shares of our common stock eligible, or to become eligible, for public sale could adversely affect our stock price and make it difficult for us to raise additional capital through sales of equity securities.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. As of July 20, 2007, we had outstanding 14,201,897 shares of common stock, of which approximately 13,770,366 shares were restricted under the Securities Act of 1933, as amended, or Securities Act. As of July 20, 2007, we also had outstanding options, warrants, and Series A Preferred Stock that were exercisable for or convertible into approximately 8,519,886 shares of common stock. Sales of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price of our common stock. Any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

The conversion of our Series A Preferred Stock and the exercise of outstanding options and warrants to purchase our common stock could substantially dilute your investment, impede our ability to obtain additional financing, and cause us to incur additional expenses.

Under the terms of our Series A Preferred Stock and existing warrants to purchase our common stock, and outstanding options to acquire our common stock issued to employees and others, the holders are given an opportunity to profit from a rise in the market price of our common stock that, upon the conversion of our Series A Preferred Stock and the exercise of the warrants and/or options, could result in dilution in the interests of our other shareholders. The terms on which we may obtain additional financing may be adversely affected by the existence and potentially dilutive impact of our Series A Preferred Stock, options and warrants. In addition, holders of the Series A Preferred Stock and warrants have registration rights with respect to the common stock underlying such Series A Preferred Stock and warrants, the registration of which will cause us to incur a substantial expense.

The voting power and value of your investment could decline if our Series A Preferred Stock and investor warrants are converted or exercised at a reduced price due to our issuance of lower-priced shares which trigger rights of the holders of our Series A Preferred Stock and warrants to receive additional shares of our stock.

As part of our Series A Preferred Stock Financing, we issued a significant amount of Series A Preferred Stock and warrants to our investors, the conversion or exercise of which could have a substantial negative impact on the price of our common stock and could result in a dramatic decrease in the value of your investment. The initial conversion price of our Series A Preferred Stock and the initial exercise price of our investor warrants will be subject to downward anti-dilution adjustments in most cases, from time to time, where we issue securities at a purchase, exercise or conversion price that is less than the then-applicable conversion price of our Series A Preferred Stock or exercise price of our investor warrants. Consequently, the voting power and value of your investment in each such event would decline if our Series A Preferred Stock or investor warrants are converted or exercised for shares of our common stock at the new lower price as a result of sales of our securities made below the then applicable conversion price of the Series A Preferred Stock and/or the exercise price of the investor warrants.

The market price of our common stock and the value of your investment could substantially decline if our Series A Preferred Stock, warrants or options are converted or exercised into shares of our common stock and resold into the market, or if a perception exists that a substantial number of shares will be issued upon conversion or exercise of our Series A Preferred Stock, warrants or options and then resold into the market.

If the conversion or exercise prices at which our Series A Preferred Stock, warrants and options are converted or exercised are lower than the price at which you made your investment, immediate dilution of the value of your investment will occur. In addition, sales of a substantial number of shares of common stock issued upon conversion or exercise of our Series A Preferred Stock, warrants and options, or even the perception that such sales could occur, could adversely affect the market price of our common stock. You could, therefore, experience a substantial decline in the value of your investment as a result of both the actual and potential conversion or exercise of our Series A Preferred Stock, warrants or options.

If we are unsuccessful in maintaining compliance with our registration obligations with regard to our Series A Preferred Stock and related warrants, we may incur substantial monetary penalties.

The agreements we entered into in connection with our Series A Preferred Stock Financing require us to, among other things, register for resale the shares of common stock issued or issuable under our Series A Preferred Stock and the warrants issued by us to investors in the Series A Preferred Stock Financing. We are required to have an initial registration statement covering the resale of at least 6,795,452 shares of common stock underlying the Series A Preferred Stock and related investor warrants filed with the Securities and Exchange Commission, or SEC, on or prior to July 23, 2007 and declared effective by the Securites and Exchange Commission, or SEC, on or before August 22, 2007 (or October 6, 2007 if there is a review of the registration statement by the SEC). Our inability to register the entire 6,795,452 required shares of common stock on or before that date would subject us to payment of the liquidated damages disclosed below.

After the initial registration statement is declared effective by the SEC, we are required to file one or more additional registration statements for the resale of the remaining common stock underlying the Series A Preferred Stock and the common stock underlying the investor warrants if, at the time the initial registration statement is declared effective, that registration statement covers less than 6,795,452 shares of common stock. The additional registration statements are to be filed with the SEC at the time or times as the SEC allows us to make the filing or filings. Each additional registration statement must cover the maximum number of shares permitted by the SEC.

If we are unable to have the initial registration statement filed and declared effective by the SEC by the dates set forth above, then we will be required to pay liquidated damages in the amount equal to 1% of the aggregate amount paid by each investor on the date of the failure and on the monthly anniversary of that date until the failure is cured. The total liquidated damages payable by us for our failure to meet these filing and effectiveness requirements are capped at $1.3 million. The payment of liquidated damages may adversely affect our business, operating results, financial condition, and ability to service our other indebtedness by adversely affecting our cash flows.

Our registration obligations with regard to our Series A Preferred Stock and related investor warrants are described in more detail under the caption “Registration Rights Agreement” beginning on page 77 of this prospectus.

Because we are subject to the “Penny Stock” rules, the level of trading activity in our common stock may be reduced.

Our stock is listed on the Pink Sheets® and constitutes “Penny Stock.” Broker-dealer practices in connection with transactions in Penny Stocks are regulated by rules adopted by the SEC. Penny Stocks are generally equity securities with a price per share of less than $5.00 (other than securities registered on certain national exchanges). The Penny Stock rules require a broker-dealer, prior to a transaction in Penny Stocks not exempt from the rules, to deliver a standardized risk disclosure document that provides information about Penny Stocks and the nature and level of risks in the Penny Stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the Penny Stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly accounting statements showing the market value of each Penny Stock held in the customer’s account. In addition, the broker-dealer must make a special written determination that the Penny Stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in a Penny Stock, such as our common stock, and investors in our common stock may find it difficult to sell their shares.

Because our common stock is not listed on a national securities exchange, you may find it difficult to dispose of or obtain quotations for our common stock.

Our common stock trades under the symbol “STRB” on the Pink Sheets®. Because our stock trades on the Pink Sheets® rather than on a national securities exchange, you may find it difficult to either dispose of, or to obtain quotations as to the price of, our common stock.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could result in a restatement of our financial statements, cause investors to lose confidence in our financial statements and our company and have a material adverse effect on our business and stock price.

We produce our financial statements in accordance with accounting principles generally accepted in the United States, but our internal accounting controls do not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company. As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm that addresses both management’s assessments and our internal controls. The requirement that we provide management’s assessment regarding internal control over financial reporting will apply to us starting with our annual report for the year ended December 31, 2007 and the requirement that we provide our auditor’s attestation will apply to us starting with our annual report for the year ended December 31, 2008.

In connection with its audits of our financial statements for the years ended December 31, 2006 and 2005, our independent registered public accounting firm, Windes & McClaughry Accountancy Corporation (“Windes”), advised management of the following matter that Windes considered to be a material weakness: The current organization of our accounting department does not provide us with the appropriate resources and adequate technical skills to accurately account for and disclose our activities. Windes stated that this matter is evidenced by the following issues: (i) we did not properly record the warrant issued to Agility Capital, LLC, in connection with certain debt financing during the year ended December 31, 2005, and subsequently restated our 2005 financial statements to properly record the warrant as a debt discount, (ii) our closing procedures for the years ended December 31, 2006 and 2005 were not adequate and resulted in significant accounting adjustments for both years, (iii) our earnings per share calculations for the years ended December 31, 2006 and 2005 were not accurate and required adjustment, and (iv) we were unable to adequately perform the financial reporting process as evidenced by a significant number of suggested revisions and comments by Windes to our financial statements and related disclosures for the years ended December 31, 2006 and 2005.

A material weakness is a control deficiency (within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 2) or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

We are in the process of remediating the material weakness identified above in order to help prevent and detect further errors in the financial statement closing and reporting process. We are doing this by providing additional training of our present staff, evaluating on an on-going basis the effectiveness of that training and engaging the appropriate third party experts in compliance, presentation and internal control evaluation. Additionally, we are evaluating those areas which we may determine it necessary to hire in-house personnel with appropriate experience and skills sets. We are also in the process of installing additional software and IT capabilities which management believes will improve reporting, audit trials and timeliness of those reports. If these measures are insufficient to address the issues raised, or if we discover additional internal control deficiencies, we may fail to meet reporting requirements established by the SEC and our financial statements may contain material misstatements and require restatement and our business and operating results may be harmed.

The restatement of previously issued financial statements could also expose us to legal risk. The defense of any such actions could cause the diversion of management’s attention and resources, and we could be required to pay damages to settle such actions if any such actions are not resolved in our favor. Even if resolved in our favor, such actions could cause us to incur significant legal and other expenses. Moreover, we may be the subject of negative publicity focusing on the financial statement inaccuracies and resulting restatement and negative reactions from our shareholders, creditors or others with which we do business. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our common stock to decline.

As we prepare to comply with Section 404, we may identify significant deficiencies or errors, that we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue a favorable assessment if we conclude that our internal controls over financial reporting are effective. If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, investors could lose confidence in our reported financial information and our company, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future, which in turn could impact our ability to raise additional financing if needed in the future.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934 and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley act of 2002, related regulations of the SEC, and requirements of the principal trading market upon which our common stock may trade, with which we are not required to comply as a private company. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management, will require us to have additional finance and accounting staff, may make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We will need to:

•	institute a more comprehensive compliance function;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•
design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic reports in compliance with our obligations under the federal securities laws including the Securities Exchange Act of 1934, or Exchange Act;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. If our finance and accounting personnel insufficiently support us in fulfilling these public-company compliance obligations, or if we are unable to hire adequate finance and accounting personnel, we could face significant legal liability, which could have a material adverse effect on our financial condition and results of operations. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our independent registered public accountants identified a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect, our reputation or investor perceptions of us.

In addition, we also expect that being a public company subject to these rules and regulations will require us to modify our director and officer liability insurance, and we may be required to accept reduced policy limits or incur substantially higher costs to obtain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee, and qualified executive officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements concerning future conditions in the industries within which we operate, and concerning our future business, financial condition, operating strategies, and operational and legal risks. Words like “believe,” “expect,” “may,” “will,” “could,” “seek,” “estimate,” “continue,” “anticipate,” “intend,” “future,” “plan” or variations of those terms and other similar expressions, including their use in the negative, are used in this prospectus to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as to our expectations, as of the date of this prospectus. These forward-looking statements are subject to a number of risks and uncertainties, including those identified under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in these forward-looking statements are reasonable, actual conditions in the industries within which we operate, and actual conditions and results in our business, could differ materially from those expressed in these forward-looking statements. In addition, none of the events anticipated in the forward-looking statements may actually occur. Any of these different outcomes could cause the price of our common stock to decline substantially. Except as required by law, we undertake no duty to update any forward-looking statement after the date of this prospectus, either to conform any statement to reflect actual results or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered under this prospectus by the selling security holders. Rather, the selling security holders will receive those proceeds directly.

Upon exercise of the warrants issued to the investors in the Series A Preferred Stock Financing, the underlying shares of common stock of which are offered for sale hereunder, we expect to receive an aggregate of approximately $3.1 million We expect to use any cash proceeds from the exercise of warrants for general working capital purposes.

DIVIDEND POLICY

Although we have declared cash dividends on our common stock in the past, we currently anticipate that we will not declare or pay cash dividends on our common stock in the foreseeable future.

We will pay dividends on our common stock only if and when declared by our board of directors. Our board of directors’ ability to declare a dividend is subject to restrictions imposed by California law. In determining whether to declare dividends, the board of directors will consider these restrictions as well as our financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant. In addition, our credit agreement with Silicon Valley Bank and the terms of our Series A Preferred Stock restrict our ability to pay dividends to holders of our common stock.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Pink Sheets® under the symbol “STRB” since May 25, 2007. Prior to May 24, 2007 and since July 11, 2005, our common stock was quoted on the Pink Sheets® under the symbol “CLTK.” Prior to that date, our common stock traded on NASDAQ. The table below sets forth for the quarters indicated, the reported high and low closing sales prices of our common stock as reported on the Pink Sheets® . The prices shown reflect inter-dealer quotations without retail markups, markdowns or commissions, and may not necessarily represent actual transactions. The prices below also reflect the 1-for-31 reverse split of our common stock effected on May 24, 2007. As a result of the Share Exchange Transaction, we changed our fiscal year end from March 31 to December 31.

	High	Low
Year Ended December 31, 2005
First Quarter
Second Quarter	$23.56	$27.59
Third Quarter	$25.42	$7.44
Fourth Quarter	$7.13	$4.65
Year Ended December 31, 2006
First Quarter	$7.13	$4.03
Second Quarter	$4.65	$4.03
Third Quarter	$3.72	$2.48
Fourth Quarter	$3.10	$1.55
Year Ending December 31, 2007
First Quarter	$2.95	$1.24
Second Quarter	$3.00	$1.50
Third Quarter (through July 20, 2007)	$2.25	$2.00

As of July 20, 2007, we had 14,201,897 shares of common stock outstanding held of record by approximately 156 shareholders. These holders of record include depositories that hold shares of stock for brokerage firms which, in turn, hold shares of stock for numerous beneficial owners. On July 13, 2007, the closing sale price of our common stock on the Pink Sheets® was $2.00 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and notes to financial statements included elsewhere in this prospectus. This prospectus and our financial statements and notes to financial statements contain forward-looking statements, which generally include the plans and objectives of management for future operations, including plans and objectives relating to our future economic performance and our current beliefs regarding revenues we might generate and profits we might earn if we are successful in implementing our business strategies. The forward-looking statements and associated risks may include, relate to or be qualified by other important factors, including, without limitation:

•	the projected growth or contraction in the industries within which we operate;

•	our business strategy for expanding, maintaining or contracting our presence in these markets;

•	anticipated trends in our financial condition and results of operations; and

•	our ability to distinguish ourselves from our current and future competitors.

We do not undertake to update, revise or correct any forward-looking statements.

Any of the factors described above or in the “Risk Factors” section could cause our financial results, including our net income or loss or growth in net income or loss to differ materially from prior results, which in turn could, among other things, cause the price of our common stock to fluctuate substantially.

Overview

We develop, manufacture, market and sell an extensive line of precision surfacing products, including polishing, grinding and precision optics tools and systems, to customers in the semiconductor and silicon wafer fabrication, data storage, light emitting diode, or LED, and precision optics markets worldwide. We have developed a large customer base of leading companies by developing quality products in response to customer needs. We believe this has positioned us as a leader in certain niche markets and as a lower cost alternative to higher priced competitive products in more mainstream markets.

Many of our products are used by our customers in the fabrication of integrated circuits, commonly known as chips or semiconductors, and in the fabrication of silicon wafers. Most semiconductors are built on a silicon wafer base and include a variety of circuit components that are connected by multiple layers of wiring, or interconnects. To build a semiconductor, the components of the semiconductor are first created on the surface of a silicon wafer by performing a series of processes to deposit and selectively remove successive film layers. After a series of steps designed to build the wiring portion of the semiconductor through deposition and removal, a chemical mechanical planarization, or CMP, step polishes the silicon wafer to achieve a flat surface. Additional deposition, etch and CMP steps are then performed to build up the layers of wiring needed to complete the interconnection of the circuit elements to form the semiconductor. Through the use of CMP polishing products, semiconductor manufacturers can increase the number of layers thereby reducing the overall size of the semiconductor.

Over time, the semiconductor industry has migrated toward utilizing increasingly larger wafers in chip production. While the predominate wafer size used for volume production today is 200mm wafers, a substantial number of advanced fabs now use 300mm wafers, and the current trend continues toward the use of 300mm wafers.

As an industry leader, our business and technologies have grown with this changing market. Our equipment is configurable, and incorporates advanced proprietary technology that we believe results in higher yields for our manufacturing customers. Our newest product, nTrepid™, is a next generation 300mm wafer polisher and CMP system. Other new products include the nOvation®, a 300mm hybrid grinding tool; nVision™, an endpoint detection system for CMP wafer processes; and CMP Enhancement™, an upgrade for older CMP systems.

We utilize our extensive patent portfolio and core technology platform in designing and manufacturing each of our products for multiple market applications, thereby expanding the market available for each product. Our innovation and leadership within certain niche markets has enabled us to develop a significant brand identity and gain a large customer base of well-established market participants, such as Cree, Inc., Hitachi, Ltd., International Business Machines Corp., Intel Corporation, General Electric Company, LG Electronics, NEC Corporation, Phillips Electronics, Seagate Technology, and Western Digital Corporation. We have developed our client base through a direct sales force in the United States and Japan, and an international network of representatives and distributors in Europe, China, Taiwan, South Korea, Israel and the Philippines.

Share Exchange Transaction

On May 24, 2007, we completed a share exchange transaction, or Share Exchange Transaction, with the shareholders of R. H. Strasbaugh (formerly, Strasbaugh). Upon completion of the Share Exchange Transaction, we acquired all of the issued and outstanding shares of capital stock of R. H. Strasbaugh. In connection with the Share Exchange Transaction, we issued an aggregate of 13,770,366 shares of our common stock to the shareholders of R. H. Strasbaugh. The Share Exchange Transaction has been accounted for as a recapitalization of R. H. Strasbaugh with R. H. Strasbaugh being the accounting acquiror. As a result, the historical financial statements of R. H. Strasbaugh are now the historical financial statements of the legal acquiror, Strasbaugh.

At the time of the closing of the Share Exchange Transaction, we were not engaged in any active business operations. On June 3, 2005, we completed the sale of substantially all of our assets to Mimix Broadband, Inc., or Mimix. Prior to the sale of our assets to Mimix, we designed and manufactured gallium arsenide, or GaAs, semiconductor components and GaAs-based subsystems used in the transmission of voice, video and data over wireless communication networks and systems. Our current business is comprised solely of the business of our wholly-owned operating subsidiary, R. H. Strasbaugh.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition. We derive revenues principally from the sale of tools, parts and services. We recognize revenue when the following criteria are met: (i) persuasive evidence of an arrangement, such as a purchase order, exists, (ii) delivery has occurred or services have been rendered, (iii) our price to the customer is fixed or determinable, and (iv) collection is reasonably assured. Revenue from the sale of tools and parts is recognized when the sale and delivery has been completed. A provision for the estimated future cost of warranty is recorded when revenue is recognized. Revenues from service contracts are deferred and recognized ratably over the life of the contract, which is generally one year.

Warranty Costs. Warranty reserves are provided by management based on historical experience and expected future claims. Management believes that the current reserves are adequate to meet any foreseeable contingencies with respect to warranty claims.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on specific identification of customer accounts and our best estimate of the likelihood of potential loss, taking into account such factors as the financial condition and payment history of major customers. We evaluate the collectibility of its receivables at least quarterly. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Management believes that our current allowances for doubtful accounts are adequate to meet any foreseeable contingencies.

Inventory. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value-based upon assumptions about future demand, future pricing and market conditions. If actual future demand, future pricing or market conditions are less favorable than those projected by management, additional inventory write-downs may be required and the differences could be material. Once established, write-downs are considered permanent adjustments to the cost basis of the obsolete or unmarketable inventories.

Valuation of Intangibles. From time to time, we acquire intangible assets that are beneficial to our product development processes. We use our best judgment based on the current facts and circumstances relating to our business when determining whether any significant impairment factors exist.

Deferred Taxes. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We have considered estimated future taxable income and ongoing tax planning strategies in assessing the amount needed for the valuation allowance. Based on these estimates, all of our deferred tax assets have been reserved. If actual results differ favorably from those estimates used, we may be able to realize all or part of our net deferred tax assets.

Litigation. We account for litigation losses in accordance with Statement of Financial Accounting Standards, or SFAS, No. 5, Accounting for Contingencies. Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management’s best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period, as additional information is known. Accordingly, we are often initially unable to develop a best estimate of loss; therefore, the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased or a best estimate can be made, resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Due to the nature of current litigation matters, the factors that could lead to changes in loss reserves might change quickly and the range of actual losses could be significant, which could adversely affect our results of operations and cash flows from operating activities.

Results of Operations

The tables presented below, which compare our results of operations from one period to another, present the results for each period, the change in those results from one period to another in both dollars and percentage change, and the results for each period as a percentage of net sales. The columns present the following:

•	The first two data columns in each table show the absolute results for each period presented.

•
The columns entitled “Dollar Variance” and “Percentage Variance” show the change in results, both in dollars and percentages. These two columns show favorable changes as a positive and unfavorable changes as negative. For example, when our net sales increase from one period to the next, that change is shown as a positive number in both columns. Conversely, when expenses increase from one period to the next, that change is shown as a negative in both columns.

•	The last two columns in each table show the results for each period as a percentage of net sales.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

	Three Months Ended March 31,		Dollar Variance	Percentage Variance	Results as a Percentage of Net Sales for the Three Months Ended March 31,
	2007	2006	Favorable(Unfavorable)	Favorable(Unfavorable)	2007	2006
Net sales	$7,023,440	$4,419,834	$2,603,606	59%	100%	100%
Cost of sales	4,158,084	2,962,940	(1,195,144)	(40%)	59%	67%
Gross profit	2,865,356	1,456,894	1,408,462	97%	41%	33%
Selling, general and administrative expenses	2,207,453	950,930	(1,256,523)	(132%)	31%	22%
Research and development expenses	368,830	360,671	(8,159)	(2%)	5%	8%
Income from operations	289,073	145,293	143,780	99%	4%	3%
Total other expense	(228,068)	(140,994)	(87,074)	(62%)	(3%)	(3%)
Income from operations before income taxes	61,005	4,299	56,706	1,319%	1%	—
Provision for income taxes	27,000	27,350	350	1%	—	1%

Net income (loss)	$34,005	$(23,051)	$57,056	248%	—	(1%)

Net Sales. Net sales for the three months ended March 31, 2007 increased by $2,603,606 to $7,023,440 as compared to $4,419,834 for the three months ended March 31, 2006. This increase is due in large part to shipments made to a single foreign customer in the first quarter of 2007, as well as generally improved market conditions within the semiconductor and silicon wafer industries during the first quarter of 2007 as compared to the first quarter of 2006. Because of a recent slowdown within the semiconductor and silicon wafer industries, our customers are requiring additional time to make final purchase decisions. As a result, we do not expect to report this level of increased sales over 2006 beyond the second quarter of 2007.

Gross Profit. The $1,408,462 increase in gross profit for the three months ended March 31, 2007 was primarily due to increased sales. Gross profit as a percentage of net sales increased to 41% as compared to 33% for the comparable period in 2006. This difference is attributable to greater efficiencies in manufacturing associated with increased sales volume, as well as a favorable mix of product shipments in the first quarter of 2007 that had improved margins over the products sold in the first quarter of 2006.

Selling, General and Administrative Expenses. The $1,256,523 increase in selling, general and administrative expenses was primarily due to an increase in personnel by approximately 30 persons between the end of the first quarter of 2006 and end of the first quarter of 2007, together with an increase in commission expenses related to an increase in sales volume in the first quarter of 2007 as compared to the first quarter 2006 as we ramped-up our production capabilities in late 2006 in anticipation of increased sales volume later in 2006 and at least through the first two quarters of 2007.

We expect that over the near term, our selling, general and administration expenses will increase as a result of, among other things, increased legal and accounting fees associated with increased corporate governance activities in response to the Sarbanes-Oxley Act of 2002, recently adopted rules and regulations of the SEC, the filing of a registration statement with the SEC to register for resale the shares of common stock underlying our Series A Preferred Stock and warrants issued in the Series A Preferred Stock Financing, increased employee costs associated with planned staffing increases and increased sales and marketing expenses.

Research and Development Expenses. The $8,159 increase in research and development expense is considered negligible and in line with management expectations and planning. We expect that research and development spending will continue to increase in 2007 and 2008.

Other Income/(Expense). The $87,074 increase in other expense was primarily due to increased interest expense incurred as a result of increased cash requirements to fund our increased sales.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005 (restated)

	Year Ended December 31,		Dollar Variance	Percentage Variance	Results as a Percentage of Net Sales for the Year Ended December 31,
	2006	2005 (restated)	Favorable(Unfavorable)	Favorable (Unfavorable)	2006	2005 (restated)
Net sales	$23,016,101	$16,120,879	$6,895,222	43%	100%	100%
Cost of sales	14,412,047	9,750,906	(4,661,141)	(48%)	63%	60%
Gross profit	8,604,054	6,369,973	2,234,081	35%	37%	40%
Selling, general and administrative expenses	4,532,787	3,484,664	(1,048,123)	(30%)	20%	22%
Research and development expenses	2,070,689	2,322,000	251,311	11%	9%	14%
Income from operations	2,000,578	563,309	1,437,269	255%	9%	3%
Total other expense	(753,694)	(419,478)	(334,216)	(80%)	(3%)	(3%)
Income from operations before income taxes	1,246,884	143,831	1,103,053	767%	5%	1%
Provision for income taxes	78,500	29,015	(49,485)	(171%)	—	—
Net income	$1,168,384	$114,816	$1,053,568	918%	5%	1%

Net Sales. The $6,895,222 increase in net sales for 2006 as compared to 2005 was primarily due to generally improved market conditions in the semiconductor and silicon wafer industries, as well as multiple machine orders shipped to a key customer in South Korea. We do not expect to ship additional products at this level to this key customer beyond the second quarter of 2007.

Gross Profit. Although gross profit increased by $2,234,081 for 2006 as compared to 2005, gross profit as a percentage of net sales decreased to 37% for 2006 as compared to 40% for 2005. The decrease in gross profit margin was primarily due to product mix of lower margin tools resulting from the delivery of products that were subject to purchase orders dated prior to the date when we increased product prices in late 2006.

Selling, General and Administrative Expenses. The $1,048,123 decline in selling, general and administrative expenses during 2006 as compared to 2005 was primarily due to cost saving initiatives implemented late in 2005 and continued into 2006. A large part of the cost savings initiatives included down-sizing the number of employees in mid- to late-2005 and realizing those savings into 2006. Additionally, our 2005 results of operations include over $1.4 million of net gains in debt and other liability restructuring that we did not incur during 2006.

Research and Development Expenses. The $251,311 decrease in research and development expenses was primarily due to a decision by management to reduce the level of research and development expenses to those related to minor upgrades and improvements and enhancements of developed products only, rather than the research and development of new product lines.

Other Expense. The $334,216 increase in other expense was primarily due to an increase in interest expense in 2006 as compared to 2005 resulting from an increase in the level of purchases of parts and materials to facilitate the increase in product shipments in 2006 as compared to 2005.

Liquidity and Capital Resources

During the three months ended March 31, 2007, we funded our operations primarily through income of $34,005, our credit facility with Silicon Valley Bank and our prior term loan with Agility Capital, LLC. As of March 31, 2007, we had working capital of $4,048,279 as compared to $3,819,221 at December 31, 2006. At March 31, 2007 and December 31, 2006 we had an accumulated deficit of $26,387,802 and $26,421,807, respectively, and cash and cash equivalents of $128,158 and $1,205,007 respectively.

Our current available capital resources consist primarily of approximately $5.3 million in cash as of June 30, 2007. This amount was primarily raised through the Series A Preferred Stock Financing described below. We expect that our future available capital resources will consist primarily of the $5.3 million in cash as of June 30, 2007, cash generated from our business, if any, and future debt and/or equity financings, if any.

Cash provided by operating activities at March 31, 2007 was $1,290,120, including net income of $34,005, depreciation and amortization of $80,260 and non-cash interest expense of $44,855. Material changes in asset and liabilities at March 31, 2007 as compared to December 31, 2006 that affected these results include:

•
a net decrease in inventory of $577,193, which includes a non-cash transfer to inventory from property plant and equipment of $11,431. Inventory represented 49% of our total assets as of March 31, 2007;

•	a net increase in accrued expenses of $339,585, which includes commission payable in connection with shipments made during the quarter ended March 31, 2007; and

•	a net increase in deferred revenue of $219,655.

Cash used in investing activities totaled $26,059 for the three months ended March 31, 2007 as compared to $82,052 of cash used in investing activities for the three months ended March 31, 2006. Included in the results for the three months ended March 31, 2007 are net cash of $4,842 used in connection with the purchase of property and equipment and net cash of $21,217 representing the capitalized cost for intellectual property.

Cash used in financing activities totaled $2,340,910 for the three months ended March 31, 2007 as compared to $362,277 for the three months ended March 31, 2006. This increase is primarily due to the repayment of notes payable, the net change in our bank line of credit and an increase in a bank overdraft of $342,539.

At March 31, 2007, our Silicon Valley Bank credit facility provided for a $3.5 million revolving line of credit secured by substantially all of our assets. The amount of available borrowings under the facility is based upon 85% of eligible accounts receivable. Interest is payable monthly. The interest rate is variable and is adjusted monthly based on the prime rate plus 3.5% as to $3.0 million of the facility (based on domestic accounts receivable) and the prime rate plus 4% as to $500,000 of the facility (based on foreign accounts receivable). On May 22, 2007, we entered into a Amendment to Loan and Security Agreement with Silicon Valley Bank to increase the amount of our credit facility to $7.5 million and to extend the term of the facility to August 18, 2007. Management is currently in negotiations with Silicon Valley Bank to modify certain terms of the credit facility, including, among others, an extension of the term of the facility to 2010 with improved pricing and borrowing availability. No assurances can be made that we will be successful in negotiating all or any of our requested terms and conditions. As of March 31, 2007, we had a $208,252 balance owing under this credit facility.

At March 31, 2007, we owed $779,442 to Agility Capital, LLC. On May 24, 2007, the Agility loan was repaid in full. Additionally, on May 24, 2007, R. H. Strasbaugh repurchased from Agility 771,327 shares of its common stock and a warrant to purchase shares of its common stock for $750,000 and $450,000, respectively.

On May 24, 2007, immediately after the closing of the Share Exchange Transaction, we issued to 21 accredited investors in the Series A Preferred Stock Financing an aggregate of 5,909,089 shares of our Series A Preferred Stock at a purchase price of $2.20 per share and five-year investor warrants to purchase an aggregate of 886,363 shares of common stock at an exercise price of $2.42 per share, for total gross proceeds of $13,000,000. The investor warrants are initially exercisable 180 days after May 24, 2007. We paid cash placement agent fees and expenses of approximately $1.1 million and issued five-year placement agent warrants to purchase 385,434 shares of common stock at an exercise price of $2.42 per share in connection with the offering. Additional costs related to the financing include legal, accounting and consulting fees that totaled approximately $400,000 through June 30 2007 and continue to be incurred in connection with various securities filings and the registration statement described below. We are currently in the process of assessing the accounting impact of the Series A Preferred Stock Financing.

We are obligated under a registration rights agreement related to the Series A Preferred Stock Financing to file a registration statement with the SEC, registering for resale shares of common stock underlying the Series A Preferred Stock and shares of common stock underlying investor warrants, issued in connection with the Series A Preferred Stock Financing. The registration obligations require, among other things, that a registration statement be declared effective by the SEC on or before August 22, 2007 (or October 6, 2007 if the SEC reviews the registration statement). If we are unable to meet this obligation in accordance with the requirements contained in the registration rights agreement we entered into with the investors, then we will be required to pay to each investor liquidated damages equal to 1% of the amount paid by the investor for the common shares still owned by the investor on the date of the default and 1% of the amount paid by the investor for the common shares still owned by the investor on each monthly anniversary of the date of the default that occurs prior to the cure of the default. The maximum aggregate liquidated damages payable to any investor will be equal to 10% of the aggregate amount paid by the investor for the shares of our common stock. Accordingly, the maximum aggregate liquidation damages that we would be required to pay under this provision is $1.3 million. Although we anticipate that we will be able to meet our registration obligations, we also anticipate that we will have sufficient cash available to pay these liquidated damages if required.

We believe that current and future available capital resources, revenues generated from operations, and other existing sources of liquidity, including the credit facility we have with Silicon Valley Bank and the remaining proceeds we have from our Series A Preferred Stock Financing, will be adequate to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months. If, however, our capital requirements or cash flow vary materially from our current projections or if unforeseen circumstances occur, we may require additional financing. Our failure to raise capital, if needed, could restrict our growth, limit our development of new products or hinder our ability to compete.

Backlog

As of March 31, 2007, we had a backlog of approximately $6.4 million. Our backlog includes firm customer commitments for 13 tools, comprised of 9 different types and approximately $900,000 in parts and upgrades. Management believes that products in our backlog will be shipped by mid-2007.

Effects of Inflation

The impact of inflation and changing prices has not been significant on the financial condition or results of operations of either our company or our operating subsidiary.

Impacts of New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will apply to us on January 1, 2008. We are currently evaluating the impact of adopting SFAS 159 on our financial position, cash flows, and results of operations.

In December 2006, the FASB issued FASB Staff Position, or FSP, EITF 00-19-2, Accounting for Registration Payment Arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The adoption of FSP EITF 00-19-2 is not expected to have a material effect on our financial position, cash flows, or results of operations.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB No. 108 is effective for our fiscal year ended December 31, 2006. The adoption of SAB No. 108 has not had a material impact on our financial position, cash flows, or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact that SFAS No. 157 may have on our financial position, cash flows, and results of operations.

In July 2006, the FASB released FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be booked as a tax expense in the current year and recognized as: a liability for unrecognized tax benefits; a reduction of an income tax refund receivable; a reduction of deferred tax asset; an increase in deferred tax liability; or a combination thereof. We adopted FIN 48 for the year ending December 31, 2007.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for us for all financial instruments acquired or issued after July 1, 2007. The adoption of SFAS No. 155 is not expected to have a material effect on our financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces Accounting Principles Board, or APB, Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

BUSINESS

Overview

We develop, manufacture, market and sell an extensive line of precision surfacing products, including polishing, grinding and precision optics tools and systems, to customers in the semiconductor and silicon wafer fabrication, data storage, light emitting diode, or LED, and precision optics markets worldwide. We have developed a large customer base of leading companies by developing quality products in response to customer needs. We believe this has positioned us as a leader in certain niche markets and as a lower cost alternative to higher priced competitive products in more mainstream markets.

Many of our products are used by our customers in the fabrication of integrated circuits, commonly known as chips or semiconductors, and in the fabrication of silicon wafers. Most semiconductors are built on a silicon wafer base and include a variety of circuit components that are connected by multiple layers of wiring, or interconnects. To build a semiconductor, the components of the semiconductor are first created on the surface of a silicon wafer by performing a series of processes to deposit and selectively remove successive film layers. After a series of steps designed to build the wiring portion of the semiconductor through deposition and removal, a chemical mechanical planarization, or CMP, step polishes the silicon wafer to achieve a flat surface. Additional deposition, etch and CMP steps are then performed to build up the layers of wiring needed to complete the interconnection of the circuit elements to form the semiconductor. Through the use of CMP polishing products, semiconductor manufacturers can increase the number of layers thereby reducing the overall size of the semiconductor.

Over time, semiconductor manufacturers have migrated toward utilizing increasingly larger wafers in chip production. While the predominate wafer size used for volume production today is 200mm, a substantial number of advanced fabs now use 300mm wafers, and the current trend continues toward the use of 300mm wafers.

As an industry leader, our business and technologies have grown with this changing market. Our equipment is configurable, and incorporates proprietary technology that we believe results in higher yields for our manufacturing customers. Our newest product, nTrepid™, is a next generation 300mm wafer polisher and CMP system. Other new products include the nOvation®, a 300mm hybrid grinding tool; nVision™, an endpoint detection system for CMP wafer processes; and CMP Enhancement™, an upgrade for older CMP systems.

We utilize our extensive patent portfolio and core technology platform in designing and manufacturing each of our products for multiple market applications, thereby expanding the market available for each product. Our innovation and leadership within certain niche markets has enabled us to develop a significant brand identity and gain a large customer base of well-established market participants, such as Cree, Inc., Hitachi, Ltd., International Business Machines Corp., Intel Corporation, General Electric Company, LG Electronics, NEC Corporation, Phillips Electronics, Seagate Technology, and Western Digital Corporation. We have developed our client base through a direct sales force in the United States and Japan, and an international network of representatives and distributors in Europe, China, Taiwan, South Korea, Israel and the Philippines.

On May 24, 2007, we completed a share exchange transaction, or Share Exchange Transaction, with the shareholders of R. H. Strasbaugh (formerly, Strasbaugh). Upon completion of the Share Exchange Transaction, we acquired all of the issued and outstanding shares of capital stock of R. H. Strasbaugh. The Share Exchange Transaction has been accounted for as a recapitalization of R. H. Strasbaugh with R. H. Strasbaugh being the accounting acquiror. Immediately prior to the consummation of the Share Exchange Transaction, we amended and restated our articles of incorporation to effectuate a 1-for-31 reverse split of our common stock, to change our name from CTK Windup Corporation, or CTK, to Strasbaugh, to increase our authorized common stock from 50,000,000 shares to 100,000,000 shares, to increase our authorized preferred stock from 2,000,000 shares to 15,000,000 shares (of which 5,909,089 shares have been designated Series A Cumulative Redeemable Convertible Preferred Stock, or Series A Preferred Stock) and to eliminate our Series A Participating Preferred Stock. On May 17, 2007, prior to the filing of our amended and restated articles of incorporation, our subsidiary amended its articles of incorporation to change its name from Strasbaugh to R. H. Strasbaugh.

At the time of the closing of the Share Exchange Transaction, we were not engaged in any active business operations. On June 3, 2005, we completed the sale of substantially all of our assets to Mimix. Prior to the sale of our assets to Mimix, we designed and manufactured GaAs semiconductor components and GaAs-based subsystems used in the transmission of voice, video and data over wireless communication networks and systems. Our current business is comprised solely of the business of R. H. Strasbaugh.

Semiconductor and Semiconductor Equipment Industries

Over the past twenty years, the semiconductor industry has grown rapidly as a result of increasing demand for personal computers, the expansion of the Internet and the telecommunications industry, and the emergence of new applications in consumer electronics. Although the semiconductor industry has historically been cyclical, with periods of rapid expansion followed by periods of over-capacity, this cyclicality is diminishing in severity and according to industry analysts, is expected to become even less apparent in the coming years. According to a March 2006 report issued by Laredo Technologies, or Laredo Technologies Report, worldwide semiconductor revenue in 2005 was $227.5 billion, an increase of 6.8% from 2004. According to the Laredo Technologies Report, the semiconductor industry is projected to continue to grow 12% per year, reaching $375 billion in revenue in 2010, as the number of devices and applications requiring semiconductors increases.

Several technological trends currently characterize the semiconductor industry, including the increasing density of the integrated circuit, transition from aluminum wiring to copper wiring as the primary conductive material in semiconductor devices, transition from traditional insulating films made of silicon oxide to insulators with a low dielectric constant, or “low-k,” and the move to larger 300mm wafer sizes due to the potential manufacturing cost advantages of these larger wafers.

The semiconductor equipment industry is highly competitive and characterized by rapid technological advancements. According to the Laredo Technologies Report, the semiconductor equipment industry is approximately $25 billion and is expected to grow 9% per year, reaching $45.3 billion in 2010. The pace of technological change in the semiconductor fabrication equipment industry is rapid, with customers continually moving to smaller critical dimensions and larger wafer sizes and adopting new materials for fabricating semiconductors. Existing technology can sometimes be adapted to the new requirements, but some of these requirements may create the need for an entirely different technical approach. The rapid pace of technological change has created opportunities for existing companies that can gain market acceptance of their next generation products.

A company’s ability to compete in this industry primarily depends on its ability to market its technology, continually improve its products, processes and services, and maintain its ability to develop new products that meet constantly evolving customer requirements. The significant indicators of potential success in this industry include a product’s technical capability, productivity and cost-effectiveness, and the level of technical service and support that accompanies the product.

Semiconductor CMP

CMP systems are designed to carry out an integral step in the semiconductor fabrication process. After deposition steps are performed to deposit various layers of film onto a silicon wafer, and etching steps are utilized to selectively remove certain materials, CMP steps are carried out. CMP tools polish the surface of the silicon wafer to create a planar (or flat) surface before moving on to subsequent manufacturing steps. This process of creating a flat surface is critical, as it allows subsequent steps to occur with greater accuracy and enables film layers to build up with minimal height variation.

CMP has evolved into the technology of choice for planarizing among semiconductor manufacturers since it was first developed in the mid-1980s. It is now a key enabling process for the manufacturing of semiconductor devices. According to the Laredo Technologies Report, CMP equipment revenues in 2005 were $1.2 billion, an 8.9% decrease from 2004. We believe that demand for CMP equipment is driven by the overall growth in chip consumption, the transition to 300mm wafers, and the increasing number of CMP processing steps needed to produce ever smaller chip geometries. According to the Laredo Technologies Report, the CMP equipment market is expected to grow 14% per year, reaching over $2.0 billion in 2010.

We believe that another growth driver for the CMP market is the emergence of China as a major manufacturer and consumer of semiconductors. We believe that China currently consumes approximately 20% of the world’s semiconductor production and that this consumption will rise to more than 50% by 2015.

Semiconductor Niche Markets

Within the semiconductor industry, we focus on serving three small, but growing, niche markets and applications: research and development, failure analysis and backgrinding.

Research and Development

The research and development market consists of customers who need CMP and grinding tools for the development of new semiconductor products. This market includes universities, research institutes, device manufacturers and early development technology companies that are working on the next generation products and technologies.

Failure Analysis

Failure analysis is a process that is integral to the success and profitability of any semiconductor manufacturing company. For example, the number of “good” computer chips produced from a single wafer can be anywhere from 50% to over 90% of the total number of chips produced. Failure analysis equipment helps to determine what causes this yield loss, and is utilized to quickly find a solution. The two main processes in failure analysis for which we provide products are “de-construction” and “wafer thinning.” The deconstruction process utilizes a polishing process to remove the various conducting and insulating layers on the front side of a wafer to expose underlying faults. The second process, which we call “whole wafer super-thinning,” utilizes both polishing and grinding processes to thin wafers from the base side. The super-thinned and nearly transparent wafer is then mounted to a glass substrate for support. Selected circuits can be powered up from the front side of the wafer and their thermal (infrared) profile inspected by viewing through the back side of the wafer. The failure analysis market is currently in a major expansion phase, as old and labor-intensive methods are being replaced by new and highly automated ones, creating a new opportunity for equipment manufacturers.

Backgrinding

Backgrinding is the conventional method for reducing wafers from their original thickness at the end of chip fabrication to a diminished thickness suitable for final packaging of die after dicing. Packaging is the final step of chip fabrication, during which the semiconductor devise is fully assembled. Dicing is a process of reducing a wafer containing multiple identical integrated circuits into dice, with each die containing only one of those circuits. These dice are the component parts of semiconductors. Backgrinding is important not only because it ultimately allows for thinner chips, but also because it improves a chip’s ability to dissipate heat by shortening the heat transfer path, thereby allowing the semiconductor devices to operate at high power levels. We believe that the needs of chip fabricators for backgrinding equipment will increase in the near future due to both the move within the industry toward thinner chips, as well as the fact that backgrinding is now finding a new application in the manufacturing of 3-D stacked chips. These 3-D stacked chips increase the density and performance of semiconductor devices by extending the area available for chip structure to more than one level of silicon. These new chips will require the development of advanced wafer grinding and polishing tools, which we are currently working to develop.

Silicon Wafer and Silicon Wafer Equipment Industry

Silicon wafers are the prime building blocks for almost all semiconductor integrated circuits. The quality of an integrated circuit is highly dependent upon the quality of the silicon prime wafer it is built on. All silicon wafers must meet stringent specifications, including purity grade, high dimensional accuracy and good surface integrity. Manufacturing wafers to conform to these high standard requires sophisticated equipment that is constantly evolving and being replaced to meet the demands of the next generation of wafers.

A typical and simplified process for manufacturing a semiconductor chip wafer involves generating a cylinder-shaped silicon ingot that is sliced into rough silicon wafers. The wafers undergo various process steps, including lapping, edge-grinding and polishing steps to create the desired wafer flatness, surface finish and edge profile characteristics. Our products perform the final polishing process step prior to the wafers being cleaned and packaged.

The silicon wafer equipment market is rapidly growing to keep pace with the increasing number of chips required by the world’s markets. Management estimates that silicon polishing equipment sales were approximately $93 million in 2005. Based upon various industry data, we believe that sales will increase at a rate of 46% per year, reaching $487 million in 2010. We believe that growth is being driven by the transition to 300mm wafers and the new manufacturing methodologies needed to produce silicon wafers suitable for ever-shrinking chip geometries. An additional growth driver for the silicon wafer equipment industry is the emergence of China as the most cost effective location for silicon wafer fabrication facilities. While some pre-existing equipment will be re-used as silicon wafer fabrication facilities are moved from Japan, Taiwan, the United States and Germany to China, the move will also create an opportunity for market participants to re-equip facilities in those countries with new, state-of-the-art equipment.

Silicon Wafer Niche Markets

In addition to the overall silicon wafer industry, we also serve various niche markets and applications, including SOI, within this broad industry. SOI wafers are used to produce the most sophisticated logic-integrated circuits, including microprocessors, high power devices and micro-electromechanical systems, or MEMS, components for sensors and actuators. SOI wafers are manufactured by bonding together two silicon wafers separated by an insulating layer, usually silicon dioxide. They are difficult to produce and require more processing steps than typical silicon wafers.

Another niche market for wafer fabrication equipment is in the production of compound semiconductor wafers and LEDs. Compound-semiconductor wafers are used in the manufacture of high performance chips for special applications and opto-electronic devices such as light sensors and light emitting devices such as LEDs. LEDs are also manufactured using other wafer-form substrates, such as sapphire and silicon carbide. These materials are difficult to process and require special grinding and polishing tools. We currently produce a range of products that can be utilized in the fabrication of both compound-semiconductor wafers and LEDs. We believe that these niche markets represent a very attractive target market for our product offerings.

Data Storage Industry

According to various industry analysts, the global data storage market, including the hardware market and companion services, is estimated to be in excess of $70 billion. The demand for increased data storage capacity is driven by the increasing quantity and diversity of information that is created and managed digitally. As data storage hardware, software, and transmission networks continue to deliver improved cost/performance, new and expanded applications have emerged that more efficiently support critical business processes.

Within the data storage market, the growing demand for disc drives is focused on two areas:

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Consumer Electronics. Increasingly, high-performance computing and communications functions and disc drives are being incorporated into consumer electronics devices. For example, many of today’s digital video recorders, digital music players, video game consoles and advanced television set-top boxes now incorporate high performance computing functions and disk drives. In addition, faster connections to the Internet and increased broadband capacity have led to consumers downloading greater amounts of data than ever before, expanding the market for disc drives for use in new consumer and entertainment appliances. The adoption and rapid growth of the use of disc drives in these applications will be facilitated by the development of low-cost disc drives that meet the pricing requirements of the consumer electronics market.

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Mobile Computing. We believe that the mobile computing market will grow faster than any other personal computer segment, as price and performance continue to improve and notebook computers become an attractive alternative to desktop computers. Notebook systems are also becoming progressively more desirable to consumers as the need for mobility increases and wireless adoption continues to advance.

New applications for hard disk storage technology, as well as market growth in China and other Asian markets, are factors that have contributed to a strong growth spurt in this industry. These new applications require more sophisticated manufacturing processes and methods than previously existed. As a consequence of this growth and demand for more sophisticated products, older manufacturing methods are being phased out in favor of more efficient and advanced technologies such as CMP. CMP polishing steps used in manufacturing of semiconductors are now used almost universally for the production of the read-write heads used in these drives. Our products are used to perform these CMP polishing steps.

LED Industry

An LED is a semiconductor device that emits incoherent narrow spectrum light and the effect is considered a form of electroluminescence. LEDs can emit light in the infrared, visible or ultraviolet spectrums and are rapidly replacing incandescent and fluorescent lamps in a multitude of applications. LEDs are fabricated on wafers utilizing process steps similar to semiconductor chip fabrication. Rather than using a silicon wafer as the substrate, harder wafer materials such as silicon carbide and sapphire are used in the fabrication of LEDs. Our products perform the backgrinding step to reduce wafer thickness prior to the wafers being diced into individual LED devices. We believe that the lower cost of manufacturing LEDs, their vastly extended life, and their energy efficiency will fuel this trend toward LEDs into the foreseeable future. According to industry analysts, the market for LEDs is projected to reach $7.4 billion in 2010.

Precision Optics Industry

We believe that the demand for optical-based components is growing rapidly. These components are utilized in a wide variety of products, including DVD players, digital cameras, and night vision equipment. In addition, optical devices are currently being used in many applications in the telecommunications industry. We make a wide variety of tools which grind, polish, and lap materials such as glass, crystals, ceramics, compound semiconductor materials, metals, and plastics to make lenses, prisms, displays, mirrors and other products. Although it is difficult to quantify total market size, optics has become, and will continue to serve as, a source of stable and substantial revenue and growth for us. Growth drivers for the optics industry include the increased demand for consumer electronics, the need for more sophisticated tools, the introduction of semiconductor manufacturing technology to the field of optics, and opportunities in China.

Our Solution

With over 45 different products serving multiple markets, we have developed a strong customer base of leading companies by manufacturing quality products in response to customer needs. Our ability to meet client demands has positioned us both as a leader in many specialty markets, and as a lower cost alternative to higher priced competition in the more mainstream markets.

Our solutions provide our customers with the following:

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Quality, Excellence and Reliability. Over the years, we have distinguished ourselves from our competition by consistently producing quality products that we believe are robust, reliable and long-lasting. For example, nTegrity™, our first generation CMP tool developed in 1991, is still being sold today and maintains a large installed base.

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Highly Configurable and Flexible Tools.  We focus on developing tools that are flexible for our customers, rather than wafer size specific tools. All of our tools are capable of processing multiple wafer sizes, in multiple configurations. For example, our new nTrepid™ CMP tool is unique in the semiconductor industry in its ability to convert from 200mm to 300mm wafer processing capability in a matter of hours. This flexibility and configurability has enabled us to serve a wider variety of markets and product applications with just a single tool.

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Product Development in Partnership with Customers. To compete against much larger competitors, we have historically partnered with our customers to develop products that fit their needs. For example, we recently partnered with Cree, Inc. to develop a new grinding machine specifically focused on the emerging LED market, after larger industry players showed little interest in helping Cree develop a machine that would meet their requirements. Working with Cree, we developed a machine with significant technological advantages over other tools. We are now established as a preferred vendor for Cree, which in turn has provided us with additional opportunities with other customers.

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Innovative Technology Applications and Product Options. With a focus on building cutting edge tools, we have developed a host of advanced technologies that have allowed us to differentiate our products from those of our competitors. These technologies include the SmartPad® optical endpoint detection system for CMP, the nOvation® sub-aperture grinder/polisher, and variable input pneumatic retaining ring (ViPRR™) and membrane wafer carrier technologies. All of these technologies are protected by multiple patents, pending patents and trade secrets.

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Next Generation Tools. As a leading innovator in the industry, we have been at the forefront of developing next generation tools for over 50 years. By utilizing our proprietary technology and working closely with customers, we have developed several new next generation tools that are just now being introduced into the market. The nTrepid™, our next generation 300mm automatic CMP tool and wafer polisher, incorporates a host of new technologies and features a highly configurable and efficient design. We believe that nTrepid™ is a cost effective product given its low cost of ownership and a high throughput for its small footprint. Our other next-generation tools include nOvation®, nVision™, CMP Enhancement™, and a prototype 300mm wafer grinder, which has been used for advanced product development by one of the world’s foremost chip manufacturers.

Our Strategy

The primary elements of our business strategy include:

Increase our current market presence and selectively pursue new opportunities in mainstream markets. We intend to use our newly-developed products to increase our current market share and selectively pursue new opportunities in mainstream markets in which we believe we and our products have maintained strong competitive position against larger competitors. These products include nTrepid, our advanced next-generation 300mm wafer polisher with applications in semiconductor CMP, silicon wafer, data storage, and SOI markets and nVision, our newly-developed endpoint detection system for semiconductor and SOI CMP wafer processes.

Continue to focus on underserved niche markets and offer high value products. With a comprehensive product line, we intend to continue to look for niche markets and new product applications where we can quickly use our competencies to become a market leader. We believe that many of our target customers seek high value products that combine quality, excellence and reliability at prices competitive with other leading products offered in the marketplace. We intend to continue to focus on high value product offerings by promoting and offering our products that are affordable alternatives to higher-priced products offered by some of our competitors.

Expand our presence in China. We intend to expand our marketing and sales efforts in China. Our strategy to expand our presence in China is comprised of two main elements. First, we intend to leverage our low price advantage to become the equipment supplier of choice for Chinese companies that acquire outdated chip production lines from the West, where low capital equipment cost is a key to profitability. This strategy utilizes our existing product lines and sales representatives. Second, we intend to leverage our technical ability, our new nTrepid™ CMP tool and our significant patent position to attract a Chinese partner to pursue more mainstream semiconductor and silicon wafer fabrication applications. Although both elements of our expansion strategy are in the initial stages, they are beginning to show some success. For example, our equipment is currently used by several Chinese companies that have taken over outdated chip production lines formerly manufactured in the West.

Continue to develop next generation products. We believe that our future success is dependent on our ability to continue to develop next generation products and technologies. For example, we are in the process of designing a new optical end-point detection system for CMP that will allow this key enabling technology to be implemented for the first time on the large installed base of our competitors’ CMP tools. Another example of our forward thinking is the patents and prototypes we have for an advanced wafer grinding tool. The prototype of this tool has been used by the world’s foremost semiconductor manufacturer in the development of a revolutionary new chip design strategy that we believe will have a major impact on the semiconductor industry.

Pursue strategic technology and/or product acquisitions. We intend to selectively pursue acquisitions of technology and/or products that enhance our position in the markets in which we compete. We believe that because of our distribution capabilities, strong sales organization and relationships with well-established customers, we are well positioned to take advantage of acquiring, licensing or distributing other products or technology.

Products and Services

We have a comprehensive product line of polishing, grinding and optics tools that serve a wide range of markets and product applications. We have built a core competency designing innovative and quality manufacturing tools that provide high-yield cost-effective solutions to our customers.

nTrepid™

Our newest product offering , nTrepid™, is a next generation 300mm wafer polisher. nTrepid™ is designed to meet the needs of customers in several market segments, including semiconductor CMP and silicon wafer fabrication, data storage, and SOI. We believe this system has a much larger market potential than nTegrity™, our previous generation product.

nTrepid™ is a highly configurable polishing system that combines a proven rotary polishing platform and advanced carrier technology in a low-cost, compact footprint. We believe that it is a highly reliable system with the potential to provide customers with higher yields. nTrepid™ takes elements from our nHance® 300mm research and development CMP system and earlier 300mm production technologies. It is the culmination of CMP technologies developed at Strasbaugh over the past 15 years. The tool is available in several configurations to best suit the needs of semiconductor and silicon wafer fabrication. In addition, nTrepid™ supports a range of wafer sizes up to 300mm and easily converts from 200mm to 300mm in four hours. It supports serial or parallel processing for one, two or three table polishing processes. nTrepid™ also utilizes our ViPRR™ carrier technology, which will keep this tool competitive through the 90nm and 65nm technology nodes to 45nm and beyond.

After a successful beta introduction, the first production version of nTrepid™ was shipped during the first quarter of 2007. We also plan to demonstrate a number of nTrepid™ tools for strategic customers throughout the world. nTrepid™ sells for between $1.2 million and $2.5 million depending on the market applications.

nOvation®

We believe that nOvation® is the only system capable of performing the whole wafer super-thinning process, a new means of thinning and polishing the backside silicon of a semiconductor wafer. Instead of isolating and preparing an individual die, nOvation® prepares the entire surface of the wafer at once, which reduces sample preparation time from weeks to days. After successful beta testing at two locations, the world’s largest semiconductor company recently adopted nOvation® as its preferred wafer polisher for this application. nOvation® sells for approximately $450,000.

nVision™

nVision™ is a newly developed endpoint detection system designed to control semiconductor and SOI CMP wafer processes for the newest generation integrated circuits. nVision™ combines multiple endpoint capabilities, optical signal, spindle motor current, table motor current and pad temperature, into one system. Using our proprietary SmartPad® technology, we believe nVision™ is a key technological breakthrough for endpoint detection systems with the potential for use on most major brand CMP tools. Our first order for the production version nVision™ system was shipped in the first quarter of 2007. nVision™ sells for approximately $200,000.

CMP Enhancement™

CMP Enhancement™ uses our ViPRR™ wafer carrier technology that has applications on the approximately 1,000-tool installed base of Integrated Process Equipment Corporation, or IPEC, and Speedfam CMP tools. Wafer carriers are a key enabling technology in CMP machines and account for a large portion of what differentiates one CMP tool from another. We believe that CMP Enhancement™ significantly improves process performance, increases yields through reduced edge exclusion and greater uniformity control, and extends the useful life of a customer’s tools. CMP Enhancement™ offers the additional benefit of demonstrating our advanced CMP technology, positioning our new nTrepid™ system as a possible successor to these older tools. After extensive evaluation by a customer, we received our first large multi-quantity IPEC version CMP Enhancement™ order in 2005. We introduced and received our first Speedfam version order in early 2006. CMP Enhancement™ sells for approximately $75,000.

nTegrity™

With over 300 tools in use by high-production semiconductor fabrication facilities throughout the world, our nTegrity™ 200mm CMP system has a proven record of adaptability and reliability. We believe that nTegrity™ is the leading choice for the demanding data storage industry and for emerging applications such as SOI, LED and MEMS. For applications not requiring an integrated cleaner, we believe that nTegrity™ provides the highest throughput per dollar of capital cost and the highest throughput per square foot of clean room space of any CMP tool currently available. Introduced in 1991, nTegrity™ sells for approximately $650,000 to $1,500,000.

nFinity®

nFinity® is a high yield, 200mm wax mount silicon wafer polisher. With over 180 tools installed worldwide, nFinity® continues to be one of our top sellers due to its ability to produce superior wafer flatness, low cost of ownership, consistent wafer-to-wafer process performance and reliability. This product was introduced in 1997. nFinity® sells for approximately $580,000 to $1,000,000.

nGenuity™

nGenuity™ is a wafer grinder use for the precision grinding of smaller substrates used in most emerging wafer-based applications, including semiconductor, photonics, compound semiconductor, MEMS, optics, and other applications. With advanced technical features, such as cassette to cassette wafer handling, force adaptive grinding, closed loop thickness control, and automatic spindle height setup, nGenuity™ delivers advanced process control to emerging industries at what we believe to be highly competitive prices. Introduced in 1987, nGenuity™ sells for approximately $211,000 to $325,000.

nTellect®

nTellect® is a high volume production wafer grinding tool combining process precision with a robust design. nTellect® is used for demanding applications, such as SOI and the grinding of hard substrates that cannot be efficiently processed by other designs. Among the hard materials this tool can process is silicon carbide, the emerging substrate for production of the latest generation of LEDs. nTellect® is also used for grinding extremely brittle compound semiconductor materials used in the photonics market. Introduced in 1994, nTellect® sells for approximately $540,000.

nSpire™

nSpire™ is an economical CMP tool for 75mm to 200mm research and development, failure analysis, and low volume production. This tool is used in universities, research institutes, and early development technology companies. nSpire™ provides wafer carrier technology and process control in laboratory size packages. We believe that nSpire™ sales will increase as more photonic, telecom, MEMS and other advanced products move to wafer-based production. Introduced in 1995, nSpire™ sells for approximately $250,000.

nHance®

We believe that nHance® is one of the most sophisticated 300mm-capable research and development and low volume production CMP system in the world. Unlike some of its competitors, this tool is capable of matching or exceeding the process precision of full 300mm production CMP tools costing $4 million or more. nHance® is used by consumables manufacturers developing the slurries and pads used in today’s most advanced silicon wafer facilities. It is also being used for sample preparation for failure analysis. Introduced in 2000, nHance® sells for approximately $450,000.

nCompass®

nCompass® is a robust wafer edge profiling tool that has established a position in the rapidly growing application of SOI and other types of bonded wafer production. It is a simple wafer processing platform, with high throughput and a flexible control system, which can be readily adapted to new applications. nCompass® recently beat all competitors for a high precision edge profiling application on a new generation of glass-based bonded wafers. Introduced in 1986 and completely updated in 2002, nCompass® sells for approximately $270,000.

Optics Products

We offer a full line of optical polishing (nFocus™), ring lapping (nGauge™), continuous pitch polishing (nSpec™) and curve generator (nLighten™) tools. With over 12,000 optical tools sold and what we believe to be the world’s most comprehensive product line, we believe that we are a market leader in the optics field. We also believe that our optical tools provide more sophisticated and full-featured controls, precise and reliable performance and long tool life than those of our competitors. These products sell for between approximately $10,000 and $500,000.

Service, Parts and Consumables

Our large installed equipment base provides us with a source of recurring service, parts and consumables revenues. We have an international network of field service engineers and we provide a variety of different service options, and tailor service requirements to meet the needs of each customer. A one-year warranty covering parts and labor is included with each new tool. When designing custom service plans, we can provide as much or as little as the customer requires. For example, service plans range from on-site field service engineers to regularly scheduled maintenance with technical support available 24 hours per day, 7 days a week. Many customers contract for regularly scheduled maintenance programs in which our service engineers calibrate, adjust and clean their tools at regular intervals. Typically running between $20,000 and $100,000 per year, service plans are negotiated with the customer depending upon the type of machine and the level of service requested. We also have a 24-hour service line to field any emergency calls.

With a large installed base of tools, we also enjoy a sizable parts and consumables business. Service, parts and consumables accounted for approximately $2.0 million in revenues for the three months ended March 31, 2007, or 28% of total revenues. Parts include valves, pulleys, belts, motors, joints, carriers and any of the thousands of parts used in our tools. Parts are purchased in three different ways: spare parts kits that include the most commonly needed parts for each machine; single parts as needed; and by consignment at customer facilities. Consumables include wafer retaining rings, wafer films, shims, conditioning discs and other parts of the system that typically wear out in conjunction with wafer processing. Consumables sales are made on a recurring basis and are generally more predictable than spare parts sales.

Customers

We maintain long-standing relationships with our core customers. Our main customers include leading semiconductor device manufacturers, silicon wafer manufacturers, data storage companies, and a multitude of smaller customers in multiple niche markets. With over 850 distinct customers in the last five years and over 700 tools installed, we have a large, active and diverse customer base. Our top five customers accounted for 51%, 46% and 43% of revenue during 2006, 2005 and 2004, respectively. Two customers each accounted for more than 10% of sales during 2006 and 2005.

Within the semiconductor industry, we have a large installed base of tools at companies such as NEC Corporation, Altis-IBM and United Microelectronics Corporation, or UMC. In addition to these market leaders, we have a large number of second- and third-tier specialty customers, including Freescale and On Semiconductor, that prefer lower prices, better service and more customized solutions. We also sell a significant number of tools to testing laboratories and research and development facilities at large device manufacturers, as well as university research laboratories.

In the silicon wafer industry, we sell to silicon wafer manufacturers that perform the front-end polishing of the wafer before selling it to device manufactures. In this industry, our largest customers include LG Siltron and MEMC Electronic Materials, Inc. In the LED industry, we sell to the market leaders of high-end devices, including Cree. In the data storage industry, our customers, Seagate, Hitachi and Headway, are markets leaders in manufacturing disk drives and memory applications. In the optics industry, we have been manufacturing and selling machines to thousands of customers since 1948. Optics tools are sold to a wide variety of customers and industries, including aerospace, defense, optical labs, research institutions and medical applications. Additionally, our two distributors, Euris (Europe) and Yokogawa (Japan), are also significant customers.

Sales and Marketing

Our sales and marketing strategy focuses on establishing Strasbaugh as the premier provider of polishing and grinding equipment by developing long-term relationships with our active customer base. A key competitive advantage of our sales process lies within our customer-focused approach. We frequently collaborate with our leading customers to refine existing product lines and design new innovations to meet their specific requirements.

With a wide variety of markets served and product applications, we target markets where we can be a market leader, such as data storage, LED and precision optics. In mainstream markets, such as semiconductor CMP, we target applications where we can be the more customer-focused, low-cost alternative to larger competitors with more expensive tools.

We utilize a direct sales force for sales in the United States and Japan. In the United States, our sales professionals sell equipment by geographic region - Eastern, Southern and Western United States. Another sales professional focuses exclusively on optics worldwide. With an average of eight years’ tenure at Strasbaugh, sales professionals are extremely knowledgeable about our products and the markets in which we sell. Our Vice President of Worldwide Sales and Marketing is responsible for managing our direct sales professionals and international network of representatives and distributors.

Outside of the United States and Japan, we rely on a highly technical and sophisticated network of sales representatives and distributors. Sales in Europe are handled by a distributor that has worked with us for ten years. Sales in China, Taiwan, South Korea and the rest of Asia are handled by representatives who have also worked with us for many years. Both distributors and sales representatives offer our full line of products and receive a commission for each sale.

Our sales professionals, representatives and distributors strive to develop close relationships with current and prospective customers. We maintain constant contact with customers to assess their needs and to update them on the latest product developments. In addition, our sales professionals regularly attend national and international trade and technical shows to stay abreast of industry trends and foster deeper relationships with customers. After contact has been initiated with a potential client, we conduct a variety of meetings and presentations to introduce our products and services. Typically, customers will be provided with price quotations, tool and process specifications, and product demonstrations before an order is produced.

Competition

Substantial competition exists for our products. Competitors range from small companies that compete with us with a single product and/or in a single region to global companies with multiple product lines. We believe that our strong competitive position is based on our ability to successfully provide products and services that address customer requirements.

Semiconductor CMP

Applied Materials and Ebara are the market leaders in mainstream semiconductor CMP products. The remaining market is divided among several smaller companies. We have traditionally focused on CMP niche and specialty applications in which Applied Materials does not concentrate or materially participate. However, the launch of nTrepid™ provides us with the opportunity to compete on a technical basis in the significantly larger mainstream semiconductor CMP market. In this market, we plan to focus on non-copper CMP applications where Ebara has a leading market share and avoid competing directly with Applied Materials, which focuses on copper applications.

Semiconductor Niche Market and Applications

Within our small niche markets and applications, we face competition from a variety of companies. In failure analysis, we face competition from other manufacturers of semi-automated CMP tools, including Logitech and MAT, Inc. Logitech and MAT, Inc. tools are designed to compete against nSpire™ and nHance®, which are CMP tools adapted to this application. In response to our competition, we developed a next generation tool specifically for failure analysis, nOvation®. Currently, we are not aware of any competition for nOvation®.

Our main competition in backgrinding is Disco Corporation, with what we believe to be an estimated 80% market share, followed by two other Japanese companies, Okamoto and Accretech. Although, we have sold both nTellect® and nGenuity™ grinders for this application, we avoid these older mainstream applications and focus our efforts on growth markets where we can have a leading position or a differentiated technology.

Silicon Wafer Fabrication and Niche Markets

In silicon wafer fabrication and niche markets, our primary competition is from Lapmaster and Peter Wolters (now owned by Novellus). We believe that our nTrepid™ polisher is a generation ahead of the tools offered by these competitors.

SOI/MEMS

We have been successful in marketing our nTegrity™ product to smaller customers in the SOI market, but have not able to gain wide acceptance with the larger companies that require newer technologies unavailable on nTegrity™, such as integrated cleaning, 300mm-capable wafer grinding and optical endpoint detection. The first installation of our new nVision™ optical endpoint tool was to a major SOI producer and the launch of nTrepid™ will provide the other technical innovations required to compete in this market.

MEMS are mostly low volume applications where there is no need for sophisticated high volume production tools. We face competition in this market primarily from de-commissioned Integrated Process Equipment Corp. CMP tools.

LED

In the LED market, our main competition comes from Disco Corporation for the sale of grinders. We have developed a market-leading position with respect to Disco Corporation and others by anticipating a shift to silicon carbide as a substrate for the production of LED devices. Cree, Disco Corporation, Okamoto and Accretech are attempting to enter this market with adaptations of the same grinders they use for semiconductor backgrinding.

Data Storage

Our main competitors in the data storage market are Applied Materials and Ebara. However, these companies have not adapted their products to the particularly demanding polishing requirements of this market. We believe that lower-tiered CMP equipment companies do not have the technology to compete effectively in this market.

Optics

Our optics products face competition from lower quality and cheaper tools from Asia, as well as from products offered by small family-owned businesses.

Manufacturing

Our headquarters are located approximately 185 miles south of San Jose in San Luis Obispo, California. We lease a 135,000 square foot building partially owned by Alan Strasbaugh our Chairman of the Board and major shareholder. The facility is comprised of approximately 106,000 square feet of manufacturing space, including 11,600 square feet of clean assembly space and 1,200 square feet of clean rooms (60% Class 100, 40% Class 10). All of our manufacturing is completed at these facilities with full ability for design, fabrication, assembly and distribution requiring a minimal amount of outsourcing. We estimate that current manufacturing capacity provides us with the ability to substantially increase sales with only the addition of personnel and relatively little capital equipment expenditures. We estimate that the facilities, machinery and equipment will support annual net sales of approximately $100 million.

Product Development

Product development is spearheaded by our senior management and our intellectual property committee, which evaluates the development of new products and new market applications for existing products. For example, the nSpire™ and nHance® were first introduced into the market as high performance CMP tools for research and development applications. To widen the application of these tools, we developed a new process called “whole wafer deconstruct” and launched these tools into the failure analysis market reusing existing technology for a completely new application.

Between 2002 and 2005, we increased our research and development budget to continue the development of leading next generation tools and technologies. We spent over $10 million in product development and research and development during this period. The result was the development of three new major tools (nTrepid™, nOvation®, and nVision™) and one system upgrade (CMP Enhancement™). We believe that these products will be fully accepted into the market. These products are now beginning to generate revenue, and we believe that they will comprise a significant portion of our future revenue.

In addition, our engineering team is currently developing the 7AG, a new modular 300mm-capable wafer grinder that has the capability to bring grinding into front-end-of-line semiconductor manufacturing for the first time. The prototype of this tool has been used for several months by the world’s foremost chip manufacturer to demonstrate a new chip manufacturing methodology that has the potential to expand the market for wafer grinding tools. The 7AG was also designed to be highly competitive for next generation industry requirements in other industries, such as silicon wafer, solar cell, LED and advanced chip packaging.

Intellectual Property

We believe that we have a broad intellectual property portfolio. We primarily own intellectual property protecting the design features or operating methods for tools manufactured by us for polishing or grinding semiconductor and silicon wafers. The portfolio consists of 123 trade secrets and processes, 69 issued patents, 12 licensed patents, and 46 patents pending. With customers worldwide, we have received international patents covering Japan, China, Taiwan, Europe, Korea and Singapore.

In 2000, as part of a capital infusion by Lam Research Corporation, or Lam, into Strasbaugh, we sold certain intellectual property to Lam for $4 million. As part of the agreement, Lam granted us an exclusive, royalty-free license to use a portion of the intellectual property and a non-exclusive, royalty-free license to use another portion of the intellectual property. The licensed intellectual property originally consisted of 6 issued patents, 9 patent applications and 19 internal disclosures related to CMP. At this time 12 patents have been issued and licensed back to us.

Trademarks

Our trademarks are filed and/or registered for a series of product names, all beginning with the letter “n.” We currently have six registered trademarks, five trademarks and one trademark with a filed application for registration.

Employees

As of June 30, 2007, we employed 99 full and part-time employees. None of our employees are represented by labor unions, and there have not been any work stoppages at our facilities. We generally consider our relationships with our employees to be satisfactory.

Facilities

Our corporate headquarters is located approximately 185 miles south of San Jose in San Luis Obispo, California. We operate out of a 135,000 square foot building located in a small industrial park. The facility is made up of approximately 106,000 square feet of manufacturing space, including 11,600 square feet of clean assembly space and 1,200 square feet of cleanroom space (60% Class 100, 40% Class 10). The building is jointly owned by Alan Strasbaugh and his former wife, April Paletsas, and leased to R. H. Strasbaugh, on a month-to-month basis.

Legal Proceedings

On December 1, 2006, a complaint on joinder for declaratory relief was filed by April Paletsas requesting that we be joined to a matter in the San Luis Obispo Superior Court involving Alan Strasbaugh and his former wife, April Paletsas. The Court issued an order allowing our subsidiary, R. H. Strasbaugh to be joined, and management intends to vigorously defend this lawsuit. Ms. Palatses is requesting a declaration by the Court that R. H. Strasbaugh is required to install a new roof on the leased facilities in San Luis Obispo under the repair and maintenance covenants of the lease covering our corporate facilities, between Alan Strasbaugh and Ms. Paletsas, as landlords, and R. H. Strasbaugh, as lessee. The case is currently pending in the discovery stage and Ms. Palates has filed a motion for Summary Judgment seeking to establish R. H. Strasbaugh’s liability to replace the roof. We are currently unable to evaluate the likelihood of an unfavorable result or the range of potential loss. However, we plan to vigorously defend this action and we believe that all of our defenses are meritorious.

On or about August 15, 2006, John Rzezuski filed a complaint in the Commonwealth of Massachusetts Superior Court against R. H. Strasbaugh alleging negligence and breach of implied warranty. Mr. Rzezuski alleges that he was injured while using a product we designed, manufactured and sold to Mr. Rzezuski’s employer. Mr. Rzezuski demands a judgment in an amount sufficient to compensate him for his losses and damages but does not allege with specificity his injuries or the relief sought. Our insurance carrier has assumed the defense of this action.

Internet Website

Our Internet website is www.strasbaugh.com. The content of our Internet website does not constitute a part of this prospectus.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers as of July 20, 2007 are as follows:

Name	Age	Positions Held
Alan Strasbaugh (1)	58	Chairman of the Board
Chuck Schillings	48	President and Chief Executive Officer
Richard Nance	59	Chief Financial Officer
Wesley Cummins (1)	29	Director
David Porter (1) (2)	65	Director
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(1) Member of our Compensation Committee and Nominating and Corporate Governance Committee.
(2) Member of our Audit Committee

Alan Strasbaugh has served as our Chairman of the Board since May 2007 and as Chairman of the Board of our operating subsidiary, R. H. Strasbaugh, since 1978. Mr. Strasbaugh also served as R. H. Strasbaugh’s Chief Executive Officer from 1988 to 1998. Prior to that, he served as the Director of Operations of R. H. Strasbaugh for 10 years. Mr. Strasbaugh has been awarded eight United States patents related to semiconductor manufacturing. Mr. Strasbaugh is also employed by us as a technical advisor. Mr. Strasbaugh holds a B.S. degree in Mechanical Engineering from California Polytechnic State University, Pomona.

Chuck Schillings has served as our President and Chief Executive Officer since May 2007 and as President and Chief Executive Officer of our operating subsidiary, R. H. Strasbaugh, since 2005. Mr. Schillings also served as a member of the board of directors of R. H. Strasbaugh between February 2003 and May 2007. From 2001 to 2004, Mr. Schillings was engaged in real estate development and was President and director of a not-for-profit organization he co-founded. From 1995 to 2001, he held several sales and marketing management positions at R. H. Strasbaugh. Mr. Schillings holds an M.S.B.A. degree in International Business from San Francisco State University and a B.S. degree in Business Finance with an Economics minor from San Diego State University.

Richard Nance has served as our Executive Vice President and Chief Financial Officer since May 2007 and as Chief Financial Officer and Vice President - Finance of R. H. Strasbaugh since 2002. Prior to that, Mr. Nance was the Chief Financial Officer of Greentrac, a privately held software company. He has worked as a chief financial officer for both public and private companies involved in software technology, manufacturing and international sales and distribution. Mr. Nance is a licensed Certified Public Accountant with prior experience as a National Bank Examiner with the United States Comptroller of the Currency, a commercial banker, and has over 13 years of experience in business consulting, strategic planning and advisory services. Mr. Nance holds a B.B.A. degree in Banking and Finance from North Texas State University, a B.S. degree in Accounting from Central State University of Oklahoma and memberships in the American Institute of CPAs and the California Society of CPAs.

Wesley Cummins has served as a member of our board of directors since May 2007. Mr. Cummins is Director of Capital Markets at B. Riley and Co. Inc., an NASD-registered broker-dealer, where he oversees the firm’s financial advisory and capital raising services to middle-market, publicly traded companies. Mr. Cummins joined B. Riley’s Research Department in February 2002 and was promoted to Director of Research in January 2003. During his tenure, he grew B. Riley’s research coverage to more than 100 companies in the following sectors: retail, semiconductors, technology hardware, software, IT services, communications, media and healthcare. While Director of Research, Mr. Cummins was ranked No. 1 in the 2004 Forbes.com/StarMine-North American Analyst Survey in the Best Stock Picker category for the Communications Equipment sector. Prior to joining B. Riley, Mr. Cummins worked at Needham & Company and at Kennedy Capital Management. He holds a B.S.B.A. degree from Washington University in St. Louis. Mr. Cummins also currently serves as a Director for Flight Safety Technologies (AMEX: FLT) and Davidson Optronics.

David Porter has served as a member of our board of directors since May 2007. Mr. Porter was employed at Ford Motor Company for thirty-six years. From 1963 to 1988 he held numerous positions in manufacturing, engineering and quality, including two positions at division level at six Ford assembly plants in four states. From 1988 to 1994 Mr. Porter was Project Leader and Plant Manager of a Ford/Japanese car company joint venture in Avon, OH, developing a new vehicle, building and running the plant that won the Tasca Quality Award and 1992 Motor Trend Truck of the Year award. From 1994 to 1999 Mr. Porter was Vice President Manufacturing Operations at Ford Motor China, Ltd where he built and managed two vehicle plants with Chinese partners, and established a mostly Chinese supply base. Mr. Porter’s education includes an Executive Business Program at the University of Michigan and an A.B. in Chinese History from Stanford University.

Key Employees

Mike Kirkpatrick has served as the Vice President - Sales and Marketing of R. H. Strasbaugh since 2004. Mr. Kirkpatrick is responsible for the worldwide sales and marketing of all of our products. During his 15 years of employment at R. H. Strasbaugh, Mr. Kirkpatrick has served as United States Sales Manager and General Manager for R. H. Strasbaugh’s data storage business and has been actively involved in its CMP program. Mr. Kirkpatrick helped pioneer the application of CMP to the read/write head fabrication process. During his career at R. H. Strasbaugh, Mr. Kirkpatrick has been personally responsible for over $100 million in semiconductor equipment sales. He holds a B.S. degree in Business Administration and Marketing from California Polytechnic State University, San Luis Obispo, California.

Allan Paterson has served as R. H. Strasbaugh’s Vice President of Business Development since 1995 and is responsible for new product identification and the development of marketing and business development strategies. Mr. Paterson has over 25 years of experience in domestic and international business, marketing and sales development. His experience includes being responsible for sales, marketing and customer support for high technology companies in Europe, Israel and in the United States. Mr. Patterson has been awarded two United States patents related to semiconductor manufacturing. Mr. Paterson holds a Higher National Diploma in Electrical Technology from Cleveland College in the United Kingdom.

Tony Schraub, Ph.D. has served as R. H. Strasbaugh’s Director of Engineering since 2005. Dr. Schraub began his employment with R. H. Strasbaugh in 1995 as Director of Marketing, and has held the positions of Director of Business Development and consultant prior to becoming the Director of Engineering. Dr. Schraub has 33 years of engineering experience and directs R. H. Strasbaugh’s engineering staff. He is responsible for the design, documentation, process development and testing of new products and support for thousands of delivered precision polishing and grinding tools. Previously, he has held engineering and technical project management roles at General Electric Nuclear Division, three instrumentation companies, Weyerhaeuser Corporation, and has managed a European consortium to design and build a solar-energy power plant in Spain. Dr. Schraub holds B.S., Masters, and Ph.D. degrees in Mechanical Engineering from Stanford University.

Composition of the Board of Directors

Our board of directors has responsibility for our overall corporate governance and meets regularly throughout the year. Our bylaws provide that our board of directors may fix the exact number of directors between four and seven. Our board of directors has fixed the number of directors at five. We currently have two vacancies on the board of directors. Our Nominating and Corporate Governance Committee has already commenced a search for two independent directors, and has already identified one potential board member who possess the qualifications required to serve as a director as well as the financial expert on our Audit Committee.

Our directors are elected annually and hold office until the next annual meeting of shareholders, until their successors are elected or until their earlier death, resignation or removal. Our directors are kept informed of our business through discussions with our executive officers, by reviewing materials provided to them and by participating in meetings of our board of directors and its committees.

Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships among our executive officers and directors.

As discussed below, we have adopted procedures by which shareholders may elect nominees to our board of directors.

Corporate Governance

Our board of directors believes that good corporate governance is paramount to ensure that Strasbaugh is managed for the long-term benefit of our shareholders. Our board of directors has adopted corporate governance guidelines that guide its actions with respect to, among other things, the composition of the board of directors and its decision making processes, board of directors meetings and involvement of management, the board of director’s standing committees and procedures for appointing members of the committees, and its performance evaluation for our Chief Executive Officer.

Our board of directors has adopted a Code of Ethics and Corporate Conduct that applies to all of our directors, officers and employees and an additional Code of Business Ethics that applies to our Chief Executive Officer and senior financial officers. The Codes of Ethics, as applied to our principal executive officer, principal financial officer and principal accounting officer constitutes our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from provisions of these codes that relate to one or more of the items set forth in Item 406(b) of Regulation S-B, by describing on our Internet website, located at http://www.strasbaugh.com, within four business days following the date of a waiver or a substantive amendment, the date of the waiver or amendment, the nature of the amendment or waiver, and the name of the person to whom the waiver was granted.

Information on our Internet website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any other filings we make with the SEC.

Director Independence

Our corporate governance guidelines provide that after a phase in period a majority of the board of directors and all members of the Audit, Compensation and Nominating and Corporate Governance Committees of the board of directors will be independent. Our corporate governance guidelines provide a phase in period such that we have 12 months from the date that this registration statement is declared effective by the SEC, or Effective Date, to comply with the requirement that a majority of our board of directors be independent. If we lose compliance anytime after the 12 month phase in period, our corporate governance guidelines provides a cure period to regain compliance if non compliance is a result of a vacancy or a director ceasing to be independent due to circumstances beyond their control.

On an annual basis, each director and executive officer is obligated to complete a Director and Officer Questionnaire that requires disclosure of any transactions with Strasbaugh in which a director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Following completion of these questionnaires, the board of directors, with the assistance of the Nominating and Corporate Governance Committee, makes an annual determination as to the independence of each director using the current standards for “independence” established by the SEC and NASDAQ Market Place Rules, additional criteria set forth in our corporate governance guidelines and consideration of any other material relationship a director may have with Strasbaugh.

In July 2007 the board of directors determined that all directors are independent under these standards, except for Mr. Strasbaugh, who serves as our Chairman of the Board and Mr. Cummins, who is employed by B. Riley and Co. Inc. See “Certain Relationships and Related Transactions” below.

Shareholder Communications with our Board of Directors

Our board of directors has implemented a process by which shareholders may send written communications directly to the attention of our board of directors or any individual member of our board of directors. David Porter, the Chairman of our Audit Committee, is responsible for monitoring communications from shareholders and providing copies of such communications to the other directors as he considers appropriate. Communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that Mr. Porter considers to be important for the directors to consider. Shareholders who wish to communicate with our board of directors can write to David Porter, The Board of Directors, Strasbaugh, 825 Buckley Road, San Luis Obispo, California 93401.

Committees of the Board of Directors

Our board of directors has established standing Audit, Compensation and Nominating and Corporate Governance Committees. Each committee has a written charter that is reviewed annually and revised as appropriate.

Audit Committee

Our Audit Committee selects our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews our financial statements for each interim period and for our year end.

Our Audit Committee operates pursuant to a charter approved by our board of directors and our Audit Committee, according to the rules and regulations of the SEC. Our Audit Committee Charter provides that after a phase in period our Audit Committee must consist of at least three independent members. Our Audit Committee Charter provides a phase in period such that our Audit Committee must be comprised of (i) at least one independent member on the Effective Date; (ii) a majority of independent members within 90 days of the Effective Date; and (iii) all independent directors within 12 months of the Effective Date. If we lose compliance anytime after the 12 month phase in period our Audit Committee Charter provides a cure period to regain compliance with the independence requirements if the non compliance is a result of one vacancy or a one director ceasing to be independent due to circumstances beyond their control

David Porter is the only member of our Audit Committee. Our board of directors has determined that Dave Porter is “independent” under our Corporate Governance Guidelines, and the Nasdaq Marketplace Rules and satisfies the other requirements under SEC rules regarding audit committee membership. We currently do not have a director that (i) qualifies as an “audit committee financial expert” under applicable SEC rules and regulations governing the composition of the Audit Committee, and (ii) satisfies the “financial sophistication” requirements of the NASDAQ Marketplace Rules.

Compensation Committee

Our Compensation Committee is responsible for establishing and administering our overall policies on compensation and the compensation to be provided to our executive officers, including, among other things, annual salaries and bonuses, stock options, stock grants, other stock-based awards, and other incentive compensation arrangements. In addition, the Compensation Committee reviews the philosophy and policies behind the salary, bonus and stock compensation arrangements for all other employees. Although our Compensation Committee makes all compensation decisions as to our executive officers, our Chief Executive Officer makes recommendations to our Compensation Committee regarding compensation for the other named executive officers. Our Compensation Committee has the authority to administer our 2007 Share Incentive Plan with respect to grants to executive officers and directors, and also has authority to make equity awards under our 2007 Share Incentive Plan to all other eligible individuals. However, our board of directors may retain, reassume or exercise from time to time the power to administer our 2007 Share Incentive Plan. Equity awards made to members of the Compensation Committee must be authorized and approved by a disinterested majority of our board of directors.

The Compensation Committee evaluates both performance and compensation to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive so that we can attract and retain superior employees in key positions. The Compensation Committee believes that compensation packages offered to our executives, including the named executive officers, should include both cash and equity-based compensation that reward performance as measured against established goals. The Compensation Committee has the authority to retain consultants, and other advisors and in furtherance of the foregoing objectives.

Our Compensation Committee operates pursuant to a charter approved by our board of directors and our Compensation Committee. Our Compensation Committee Charter provides that, after a phase in period, our Compensation Committee must consist of at least three independent members. Our Compensation Committee Charter provides a phase in period such that our Compensation Committee must be comprised of (i) at least one independent member on the Effective Date; (ii) a majority of independent members within 90 days of the Effective Date; and (iii) all independent directors within 12 months of the Effective Date. If we lose compliance anytime after the 12-month phase in period our Compensation Committee Charter provides a cure period to regain compliance with the independence requirements if the non compliance is a result of one vacancy or a one director ceasing to be independent due to circumstances beyond their control.

Our Compensation Committee consists of Messrs. Porter, Strasbaugh and Cummins. Mr. Porter acts as Chairman of our Compensation Committee. Our board of directors has determined that Mr. Porter is “independent” under the current NASDAQ Marketplace Rules.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee selects nominees for our board of directors. The Nominating and Corporate Governance Committee will consider candidates for director recommended by any shareholder that is the beneficial owner of shares representing more than 1% of the then-outstanding shares of our common stock and who has beneficially owned those shares for at least one year. The Nominating and Corporate Governance Committee will evaluate those recommendations by applying its regular nominee criteria and considering the additional information described in the Nominating and Corporate Governance Committee’s below-referenced charter. Shareholders that desire to recommend candidates for the board of directors for evaluation may do so by contacting Strasbaugh in writing, identifying the potential candidate and providing background and other relevant information. Our Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. Candidates may also come to the attention of the Nominating and Corporate Governance Committee through current members of our board of directors, professional search firms and other persons. In evaluating potential candidates, our Nominating and Corporate Governance Committee will take into account a number of factors, including, among others, the following:

•	the candidate’s independence from management;

•	whether the candidate has relevant business experience;

•	judgment, skill, integrity and reputation;

•	existing commitments to other businesses;

•	corporate governance background;

•	financial and accounting background, to enable the committee to determine whether the candidate would be suitable for Audit Committee membership; and

•	the size and composition of our board of directors.

Our Nominating and Corporate Governance Committee operates pursuant to a charter approved by our board of directors and our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Charter provides that, after a phase in period, our Nominating and Corporate Governance must consist of at least three independent members. Our Nominating and Corporate Governance Charter provides a phase in period such that our Nominating and Corporate Governance Committee must be comprised of (i) at least one independent member on the Effective Date; (ii) a majority of independent members within 90 days of the Effective Date; and (iii) all independent directors within 12 months of the Effective Date. If we lose compliance anytime after the 12-month phase in period our Nominating and Corporate Governance Charter provides a cure period to regain compliance with the independence requirements if the non compliance is a result of one vacancy or a one director ceasing to be independent due to circumstances beyond their control.

Our Nominating and Corporate Governance Committee consists of Messrs. Porter, Strasbaugh and Cummins. Mr. Porter acts as chairman of our Nominating and Corporate Governance Committee. Our board of directors has determined that Mr. Porter is “independent” under the NASDAQ Marketplace Rules.

Compensation of Directors

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our board of directors. In setting the compensation of directors, we consider the significant amount of time that members of the board of directors spend in fulfilling their duties to Strasbaugh as well as the experience level we require to serve on our board of directors. The board of directors, through its Compensation Committee, annually reviews the compensation and compensation policies for members of the board of directors. In recommending director compensation, the Compensation Committee is guided by three goals:

•	compensation should fairly pay directors for work required in a company of our size and scope;

•	compensation should align directors’ interests with the long-term interests of our shareholders; and

•	the structure of the compensation should be clearly disclosed to our shareholders.

Our directors are paid $12,000 per year for serving on the board of directors. On May 24, 2007, each of our directors were issued options to purchase an aggregate of 18,000 shares of our common stock pursuant to our 2007 Share Incentive Plan. In addition, directors are reimbursed for certain reasonable documented expenses in connection with attendance at meetings of our board of directors and its committees. Employee directors do not receive compensation in connection with their service as directors.

Director Compensation Table

The following table summarizes for the twelve months ended December 31, 2006, the compensation awarded to or paid to, or earned by, the former members of our board of directors. Our former directors, J. Michael Gullard, Bryant Riley, Bob D’Agostino, and Robert Gallagher, resigned as members of our board of directors in connection with the Share Exchange Transaction that was consummated on May 24, 2007. Accordingly, none of the information set forth below relate to any of our current directors.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Total

J. Michael Gullard Former Board Member	$50,000	__	__	$50,000

Bryant R. Riley Former Board Member	__	__	__	__

Robert J. Gallagher Former Board Member	$10,000	__	__	$10,000

Bob D’Agostino Former Board Member	$10,000	__	__	$10,000

Compensation Committee Interlocks and Insider Participation

No member of our board of directors has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

Compensation of Executive Officers

The following table shows for the twelve months ended December 31, 2006, the compensation awarded to or paid to, or earned by, our former Chief Executive Officer, J. Michael Gullard, who was our only executive officer during such time period. Mr. Gullard resigned his positions in connection with the Share Exchange Transaction that was consummated on May 24, 2007. The following table also shows for the fiscal year ended December 31, 2006, the compensation awarded or paid to, or earned by, R. H. Strasbaugh’s Chief Executive Officer, Chief Financial Officer and each of R. H. Strasbaugh’s executive officers who earned more than $100,000 in salary for the year ended December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Total

J. Michael Gullard Former President and Chief Executive Officer	2006	$50,000	__	$50,000

Chuck Schillings President and Chief Executive Officer of R. H. Strasbaugh	2006	$200,000	$50,000	$250,000

Richard Nance Chief Financial Officer of R. H. Strasbaugh	2006	$175,000	$15,000	$190,000

Stock Option Grants and Exercises

We made no awards of stock options or stock appreciation rights during the twelve months ended December 31, 2006 to our executive officers. Our wholly owned subsidiary, R. H. Strasbaugh, made no awards of stock options or stock appreciation rights during the fiscal year ended December 31, 2006 to its named executive officers.

Employment Agreements

Executive Employment Agreements dated May 24, 2007 with each of Chuck Schillings and Richard Nance

The Executive Employment Agreements with Mr. Schillings and Mr. Nance provide for a three-year term and automatic one-year renewals thereafter, unless either the employee or Strasbaugh provides written notice to the other at least 90 days prior to the expiration of the then-current term.

Mr. Schillings is to be employed as our President and Chief Executive Officer and is to receive an annual base salary of $245,000 during the first 12-month period that his agreement is in effect, after which our Compensation Committee may, in its sole discretion, increase Mr. Schillings’ annual base salary. Further, Mr. Schillings is eligible for an annual cash bonus, based upon performance criteria to be established by the board, of up to 40% of his annual base salary. On May 24, 2007, Mr. Schillings was issued options to purchase an aggregate of 200,000 shares of our common stock pursuant to our 2007 Share Incentive Plan.

Mr. Nance is to be employed as our Chief Financial Officer and is to receive an annual base salary of $200,000 during the first 12-month period that his agreement is in effect, after which our Compensation Committee may, in its sole discretion, increase Mr. Nance’s annual base salary. Further, Mr. Nance is eligible for an annual cash bonus, based upon performance criteria to be established by the Board, of up to 35% of his annual base salary. On May 24, 2007, Mr. Nance was issued options to purchase an aggregate of 266,000 shares of our common stock pursuant to our 2007 Share Incentive Plan.

We are required to provide each of Messrs. Schillings and Nance certain benefits, to the extent we offer them, including the right to participate in our employee medical, dental, life and disability insurance plans, and any additional compensation, benefit, pension, stock option, stock purchase, and 401(k) plans. We are also required to provide Mr. Schillings with five weeks of paid vacation per year and Mr. Nance with three weeks of paid vacation per year.

Each of Messrs. Schillings and Nance are also entitled to reimbursement for all reasonable business expenses incurred in the performance of their services under the Executive Employment Agreements, including expenditures for entertainment, gifts, cellular telephone expenses, and travel.

Upon termination or resignation for any reason, the terminated employee is entitled to receive severance equal to six months of base salary unless he is terminated for due cause, voluntarily terminates his employment without good reason or terminates his employment without providing the required written notice.

The term “good reason” is defined in each of the Executive Employment Agreements as (i) a general assignment by us for the benefit of creditors or filing by us of a voluntary bankruptcy petition or the filing against us of any involuntary bankruptcy which remains undismissed for 30 days or more or if a trustee, receiver or liquidator is appointed, (ii) any material changes in the employee’s titles, duties or responsibilities without his express written consent, or (iii) the employee is not paid the compensation and benefits required under the Executive Employment Agreement.

The term “due cause” is defined in each of the Executive Employment Agreements as (i) any intentional misapplication by the employee of Strasbaugh funds or other material assets, or any other act of dishonesty injurious to Strasbaugh committed by the employee; or (ii) the employee’s conviction of (a) a felony or (b) a crime involving moral turpitude; or (iii) the employee’s use or possession of any controlled substance or chronic abuse of alcoholic beverages, which use or possession the board reasonably determines renders the employee unfit to serve in his capacity as a senior executive of Strasbaugh; or (iv) the employee’s breach, nonperformance or nonobservance of any of the terms of his employment agreement with us, including but not limited to the employee’s failure to adequately perform his duties or comply with the reasonable directions of the board; but notwithstanding anything in the foregoing subsections (iii) or (iv) to the contrary, we may not terminate the employee unless our board of directors first provides the employee with a written memorandum describing in detail how his performance thereunder is not satisfactory and the employee is given a reasonable period of time (not less than 30 days) to remedy the unsatisfactory performance related by the board of directors to the employee in that memorandum. A determination of whether the employee has satisfactorily remedied the unsatisfactory performance shall be promptly made by a majority of the disinterested directors of the board (or the entire board, but not including the employee, if there are no disinterested directors) at the end of the period provided to the employee for remedy, and the board’s determination shall be final.

Employment Agreement dated May 24, 2007 with Mr. Alan Strasbaugh

The Employment Agreement with Mr. Alan Strasbaugh provides for a five-year term and renewal based upon mutual agreement. For providing services to Strasbaugh as a technical advisor, Mr. Alan Strasbaugh is to receive an annual base salary of $100,000.

We are required to provide Mr. Alan Strasbaugh with certain benefits, to the extent we offer them, including the right to participate in our employee medical, dental, life and disability insurance plans. Additionally, Mr. Alan Strasbaugh is eligible for holiday and vacation pay in accordance with our employment policies. Mr. Alan Strasbaugh is also entitled to reimbursement for all reasonable business expenses incurred on behalf of Strasbaugh, including expenditures for travel.

The Employment Agreement with Mr. Alan Strasbaugh may only be terminated for “cause,” or upon disability or death. Upon termination upon death or disability, the terminated employee is entitled to receive severance equal to six months of base salary.

The term “cause” is defined in the Employment Agreement as (i) any act of personal dishonesty, including, but not limited to, any intentional misapplication of Strasbaugh’s funds or other property, or action resulting in personal gain to the employee at the expense of Strasbaugh; or (ii) employee’s regular neglect of his duties or Employee’s gross negligence or willful misconduct in the performance of his duties; or (iii) disobedience of a lawful and reasonable order or directive given to employee by our board of directors and within the scope of employee’s duties that is not cured within ten (10) days after receiving written notice from us; or (iv) employee’s participation in a criminal activity or in an activity involving moral turpitude that has a material adverse effect (the report in the public media of conduct described in this subparagraph (iv), above, shall be deemed to cause a material adverse effect on Strasbaugh); or (v) employee’s misappropriation or disclosure to others in competition with us any of our confidential information, including investment prospects, analysis or advice, customer lists, plans or other property interests of Strasbaugh.

2007 Share Incentive Plan

Our 2007 Share Incentive Plan, or 2007 Plan, is intended to promote Strasbaugh’s interests by providing eligible persons in our service with the opportunity to acquire a proprietary or economic interest, or otherwise increase their proprietary or economic interest, in us as an incentive for them to remain in such service and render superior performance during such service. The 2007 Plan consists of two equity-based incentive programs, the Discretionary Grant Program and the Stock Issuance Program. Principal features of each program are summarized below.

Administration

The Compensation Committee of our board of directors has the exclusive authority to administer the Discretionary Grant and Stock Issuance Programs with respect to option grants, restricted stock awards, restricted stock units, stock appreciation rights, direct stock issuances and other stock-based awards, or equity awards, made to executive officers and non-employee board members, and also has the authority to make equity awards under those programs to all other eligible individuals. However, our board of directors may retain, reassume or exercise from time to time the power to administer those programs. Equity awards made to members of the Compensation Committee must be authorized and approved by a disinterested majority of our board of directors.

The term “plan administrator,” as used in this summary, means the Compensation Committee or our board of directors, to the extent either entity is acting within the scope of its administrative jurisdiction under the 2007 Plan.

Share Reserve

Initially, 2,000,000 shares of common stock are authorized for issuance under the 2007 Plan. The 2007 Plan was adopted by CTK’s board of directors on February 9, 2007 and approved by CTK’s shareholders on March 14, 2007. As of July 20, 2007, options to purchase 1,339,000 shares of common stock were issued and outstanding under the 2007 Plan.

No participant in the 2007 Plan may be granted equity awards for more than 500,000 shares of common stock per calendar year. Shareholder approval of this proposal constitutes approval of the 500,000 share limitation for purposes of Internal Revenue Code Section 162(m). This share-limitation is intended to assure that any deductions to which we would otherwise be entitled, either upon the exercise of stock options or stock appreciation rights granted under the Discretionary Grant Program with an exercise price per share equal to the fair market value per share of our common stock on the grant date or upon the subsequent sale of the shares purchased under those options, will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Internal Revenue Code Section 162(m). In addition, shares issued under the Stock Issuance Program may qualify as performance-based compensation that is not subject to the Internal Revenue Code Section 162(m) limitation, if the issuance of those shares is approved by the Compensation Committee and the vesting is tied solely to the attainment of the corporate performance milestones discussed below in the summary description of that program.

The shares of common stock issuable under the 2007 Plan may be drawn from shares of our authorized but unissued shares or from shares reacquired by us, including shares repurchased on the open market. Shares subject to any outstanding equity awards under the 2007 Plan that expire or otherwise terminate before those shares are issued will be available for subsequent awards. Unvested shares issued under the 2007 Plan and subsequently repurchased by us at the option exercise or direct issue price paid per share, pursuant to our repurchase rights under the 2007 Plan, will be added back to the number of shares reserved for issuance under the 2007 Plan and will be available for subsequent reissuance.

If the exercise price of an option under the 2007 Plan is paid with shares of common stock, then the authorized reserve of common stock under the 2007 Plan will be reduced only by the net number of new shares issued under the exercised stock option. If shares of common stock otherwise issuable under the 2007 Plan are withheld in satisfaction of the withholding taxes incurred in connection with the issuance, exercise or vesting of an equity award, then the number of shares of common stock available for issuance under the 2007 Plan will be reduced only by the net number of shares issued pursuant to that equity award. The withheld shares will not reduce the share reserve. Upon the exercise of any stock appreciation right granted under the 2007 Plan, the share reserve will only be reduced by the net number of shares actually issued upon exercise, and not by the gross number of shares as to which the stock appreciation right is exercised.

As soon as practicable following shareholder approval of the 2007 Plan and the effectiveness of a registration statement to be filed by us with the SEC registering our common stock under the Exchange Act, we intend to register the issuance of our securities under the 2007 Plan on Form S-8 under the Securities Act.

Eligibility

Officers, employees, non-employee directors, and consultants and independent advisors who are under written contract and whose securities issued pursuant to the 2007 Plan could be registered on Form S-8, all of whom are in our service or the service of any parent or subsidiary of ours, whether now existing or subsequently established, are eligible to participate in the Discretionary Grant and Stock Issuance Programs.

Valuation

The fair market value per share of our common stock on any relevant date under the 2007 Plan will be deemed to be equal to the closing selling price per share of our common stock at the close of regular hours trading on the Pink Sheets® or the OTC Bulletin Board on that date, as the price is reported by the National Association of Securities Dealers. If there is no closing selling price for our common stock on the date in question, the fair market value will be the closing selling price on the last preceding date for which a quotation exists.

Discretionary Grant Program

The plan administrator has complete discretion under the Discretionary Grant Program to determine which eligible individuals are to receive equity awards under that program, the time or times when those equity awards are to be made, the number of shares subject to each award, the time or times when each equity award is to vest and become exercisable, the maximum term for which the equity award is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws.

Stock Options. Each granted option will have an exercise price per share determined by the plan administrator, provided that the exercise price will not be less than 85% or 100% of the fair market value of a share on the grant date in the case of non-statutory or incentive options, respectively. No granted option will have a term in excess of ten years. Incentive options granted to an employee who beneficially owns more than 10% of our outstanding common stock must have exercise prices not less than 110% of the fair market value of a share on the grant date and a term of not more than five years measured from the grant date. Options generally will become exercisable in one or more installments over a specified period of service measured from the grant date. However, options may be structured so that they will be immediately exercisable for any or all of the option shares. Any unvested shares acquired under immediately exercisable options will be subject to repurchase, at the exercise price paid per share, if the optionee ceases service with us prior to vesting in those shares.

An optionee who ceases service with us other than due to misconduct will have a limited time within which to exercise outstanding options for any shares for which those options are vested and exercisable at the time of cessation of service. The plan administrator has complete discretion to extend the period following the optionee’s cessation of service during which outstanding options may be exercised (but not beyond the expiration date) and/or to accelerate the exercisability or vesting of options in whole or in part. Discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee’s actual cessation of service.

Stock Appreciation Rights. The plan administrator has the authority to issue the following three types of stock appreciation rights under the Discretionary Grant Program:

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Tandem stock appreciation rights, which provide the holders with the right, upon approval of the plan administrator, to surrender their options for an appreciation distribution in an amount equal to the excess of the fair market value of the vested shares of common stock subject to the surrendered option over the aggregate exercise price payable for those shares.

•
Standalone stock appreciation rights, which allow the holders to exercise those rights as to a specific number of shares of common stock and receive in exchange an appreciation distribution in an amount equal to the excess of the fair market value on the exercise date of the shares of common stock as to which those rights are exercised over the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of the common stock on the date the standalone stock appreciation right is granted, and the right may not have a term in excess of ten years.

•
Limited stock appreciation rights, which may be included in one or more option grants made under the Discretionary Grant Program to executive officers or directors who are subject to the short-swing profit liability provisions of Section 16 of the Exchange Act. Upon the successful completion of a hostile takeover for more than 50% of our outstanding voting securities or a change in a majority of our board as a result of one or more contested elections for board membership over a period of up to 36 consecutive months, each outstanding option with a limited stock appreciation right may be surrendered in return for a cash distribution per surrendered option share equal to the excess of the fair market value per share at the time the option is surrendered or, if greater and the option is a non-statutory option, the highest price paid per share in the transaction, over the exercise price payable per share under the option.

Payments with respect to exercised tandem or standalone stock appreciation rights may, at the discretion of the plan administrator, be made in cash or in shares of common stock. All payments with respect to exercised limited stock appreciation rights will be made in cash. Upon cessation of service with us, the holder of one or more stock appreciation rights will have a limited period within which to exercise those rights as to any shares as to which those stock appreciation rights are vested and exercisable at the time of cessation of service. The plan administrator will have complete discretion to extend the period following the holder’s cessation of service during which his or her outstanding stock appreciation rights may be exercised and/or to accelerate the exercisability or vesting of the stock appreciation rights in whole or in part. Discretion may be exercised at any time while the stock appreciation rights remain outstanding, whether before or after the holder’s actual cessation of service.

Repricing. The plan administrator has the authority, with the consent of the affected holders, to effect the cancellation of any or all outstanding options or stock appreciation rights under the Discretionary Grant Program and to grant in exchange one or more of the following: (i) new options or stock appreciation rights covering the same or a different number of shares of common stock but with an exercise or base price per share not less than the fair market value per share of common stock on the new grant date or (ii) cash or shares of common stock, whether vested or unvested, equal in value to the value of the cancelled options or stock appreciation rights. The plan administrator also has the authority with or, if the affected holder is not subject to the short-swing profit liability of Section 16 under the Exchange Act, then without, the consent of the affected holders, to reduce the exercise or base price of one or more outstanding stock options or stock appreciation rights to the then current fair market value per share of common stock or to issue new stock options or stock appreciation rights with a lower exercise or base price in immediate cancellation of outstanding stock options or stock appreciation rights with a higher exercise or base price.

Stock Issuance Program

Shares of common stock may be issued under the Stock Issuance Program for valid consideration under the California Corporations Code as the plan administrator deems appropriate, including cash, past services or other property. In addition, restricted shares of common stock may be issued pursuant to restricted stock awards that vest in one or more installments over the recipient’s period of service or upon attainment of specified performance objectives. Shares of common stock may also be issued under the program pursuant to restricted stock units or other stock-based awards that entitle the recipients to receive the shares underlying those awards upon the attainment of designated performance goals, the satisfaction of specified service requirements and/or upon the expiration of a designated time period following the vesting of those awards or units, including without limitation, a deferred distribution date following the termination of the recipient’s service with us.

The plan administrator will have complete discretion under the Stock Issuance Program to determine which eligible individuals are to receive equity awards under the program, the time or times when those equity awards are to be made, the number of shares subject to each equity award, the vesting schedule to be in effect for the equity award and the consideration, if any, payable per share. The shares issued pursuant to an equity award may be fully vested upon issuance or may vest upon the completion of a designated service period and/or the attainment of pre-established performance goals.

To assure that the compensation attributable to one or more equity awards under the Stock Issuance Program will qualify as performance-based compensation that will not be subject to the $1.0 million limitation on the income tax deductibility of the compensation paid per covered executive officer imposed under Internal Revenue Code Section 162(m), the Compensation Committee will also have the discretionary authority to structure one or more equity awards under the Stock Issuance Program so that the shares subject to those particular awards will vest only upon the achievement of certain pre-established corporate performance goals. Goals may be based on one or more of the following criteria: (i) return on total shareholders’ equity; (ii) net income per share; (iii) net income or operating income; (iv) earnings before interest, taxes, depreciation, amortization and stock-based compensation costs, or operating income before depreciation and amortization; (v) sales or revenue targets; (vi) return on assets, capital or investment; (vii) cash flow; (viii) market share; (ix) cost reduction goals; (x) budget comparisons; (xi) implementation or completion of projects or processes strategic or critical to our business operations; (xii) measures of customer satisfaction; (xiii) any combination of, or a specified increase in, any of the foregoing; and (xiv) the formation of joint ventures, research and development collaborations, marketing or customer service collaborations, or the completion of other corporate transactions intended to enhance our revenue or profitability or expand our customer base; provided, however, that for purposes of items (ii), (iii) and (vii) above, the Compensation Committee may, at the time the equity awards are made, specify certain adjustments to those items as reported in accordance with generally accepted accounting principles in the United States, or GAAP, which will exclude from the calculation of those performance goals one or more of the following: certain charges related to acquisitions, stock-based compensation, employer payroll tax expense on certain stock option exercises, settlement costs, restructuring costs, gains or losses on strategic investments, non-operating gains, certain other non-cash charges, valuation allowance on deferred tax assets, and the related income tax effects, purchases of property and equipment, and any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 or its successor, provided that those adjustments are in conformity with those reported by us on a non-GAAP basis. In addition, performance goals may be based upon the attainment of specified levels of our performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of our business groups or divisions thereof or any parent or subsidiary. Performance goals may include a minimum threshold level of performance below which no award will be earned, levels of performance at which specified portions of an award will be earned, and a maximum level of performance at which an award will be fully earned. The Compensation Committee may provide that, if the actual level of attainment for any performance objective is between two specified levels, the amount of the award attributable to that performance objective shall be interpolated on a straight-line basis.

The plan administrator will have the discretionary authority at any time to accelerate the vesting of any and all shares of restricted stock or other unvested shares outstanding under the Stock Issuance Program. However, no vesting requirements tied to the attainment of performance objectives may be waived with respect to shares that were intended at the time of issuance to qualify as performance-based compensation under Internal Revenue Code Section 162(m), except in the event of certain involuntary terminations or changes in control or ownership.

Outstanding restricted stock units or other stock-based awards under the Stock Issuance Program will automatically terminate, and no shares of common stock will actually be issued in satisfaction of those awards, if the performance goals or service requirements established for those awards are not attained. The plan administrator, however, will have the discretionary authority to issue shares of common stock in satisfaction of one or more outstanding restricted stock units or other stock-based awards as to which the designated performance goals or service requirements are not attained. However, no vesting requirements tied to the attainment of performance objectives may be waived with respect to awards that were intended at the time of issuance to qualify as performance-based compensation under Internal Revenue Code Section 162(m), except in the event of certain involuntary terminations or changes in control or ownership.

General Provisions

Acceleration. If a change in control occurs, each outstanding equity award under the Discretionary Grant Program will automatically accelerate in full, unless (i) that award is assumed by the successor corporation or otherwise continued in effect, (ii) the award is replaced with a cash retention program that preserves the spread existing on the unvested shares subject to that equity award (the excess of the fair market value of those shares over the exercise or base price in effect for the shares) and provides for subsequent payout of that spread in accordance with the same vesting schedule in effect for those shares, or (iii) the acceleration of the award is subject to other limitations imposed by the plan administrator. In addition, all unvested shares outstanding under the Discretionary Grant and Stock Issuance Programs will immediately vest upon the change in control, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect or accelerated vesting is precluded by other limitations imposed by the plan administrator. Each outstanding equity award under the Stock Issuance Program will vest as to the number of shares of common stock subject to that award immediately prior to the change in control, unless that equity award is assumed by the successor corporation or otherwise continued in effect or replaced with a cash retention program similar to the program described in clause (ii) above or unless vesting is precluded by its terms. Immediately following a change in control, all outstanding awards under the Discretionary Grant Program will terminate and cease to be outstanding except to the extent assumed by the successor corporation or its parent or otherwise expressly continued in full force and effect pursuant to the terms of the change in control transaction.

The plan administrator will have the discretion to structure one or more equity awards under the Discretionary Grant and Stock Issuance Programs so that those equity awards will vest in full either immediately upon a change in control or in the event the individual’s service with us or the successor entity is terminated (actually or constructively) within a designated period following a change in control transaction, whether or not those equity awards are to be assumed or otherwise continued in effect or replaced with a cash retention program.

A change in control will be deemed to have occurred if, in a single transaction or series of related transactions:

(i)    any person (as that term is used in Section 13(d) and 14(d) of the Exchange Act), or persons acting as a group, other than a trustee or fiduciary holding securities under an employment benefit program, is or becomes a beneficial owner (as defined in Rule 13-3 under the Exchange Act), directly or indirectly of securities representing 51% or more of the combined voting power of our company, or

(ii)    there is a merger, consolidation, or other business combination transaction of us with or into an other corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of our voting capital stock outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of our company (or the surviving entity) outstanding immediately after the transaction, or

(iii)    all or substantially all of our assets are sold.

Shareholder Rights and Option Transferability. The holder of an option or stock appreciation right will have no shareholder rights with respect to the shares subject to that option or stock appreciation right unless and until the holder exercises the option or stock appreciation right and becomes a holder of record of shares of common stock distributed upon exercise of the award. Incentive options are not assignable or transferable other than by will or the laws of inheritance following the optionee’s death, and during the optionee’s lifetime, may only be exercised by the optionee. However, non-statutory options and stock appreciation rights may be transferred or assigned during the holder’s lifetime to one or more members of the holder’s family or to a trust established for the benefit of the holder and/or one or more family members or to the holder’s former spouse, to the extent the transfer is in connection with the holder’s estate plan or pursuant to a domestic relations order.

A participant will have certain shareholder rights with respect to shares of common stock issued to the participant under the Stock Issuance Program, whether or not the participant’s interest in those shares is vested. Accordingly, the participant will have the right to vote the shares and to receive any regular cash dividends paid on the shares, but will not have the right to transfer the shares prior to vesting. A participant will not have any shareholder rights with respect to the shares of common stock subject to restricted stock units or other stock-based awards until the awards vest and the shares of common stock are actually issued. However, dividend-equivalent units may be paid or credited, either in cash or in actual or phantom shares of common stock, on outstanding restricted stock units or other stock-based awards, subject to terms and conditions the plan administrator deems appropriate.

Changes in Capitalization. If any change is made to the outstanding shares of common stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without our receipt of consideration, appropriate adjustments will be made to (i) the maximum number and/or class of securities issuable under the 2007 Plan, (ii) the maximum number and/or class of securities for which any one person may be granted equity awards under the 2007 Plan per calendar year, (iii) the number and/or class of securities and the exercise price or base price per share in effect under each outstanding option or stock appreciation right, and (iv) the number and/or class of securities subject to each outstanding restricted stock unit or other stock-based award under the 2007 Plan and the cash consideration, if any, payable per share. All adjustments will be designed to preclude any dilution or enlargement of benefits under the 2007 Plan and the outstanding equity awards thereunder.

Special Tax Election. Subject to applicable laws, rules and regulations, the plan administrator may permit any or all holders of equity awards to utilize any or all of the following methods to satisfy all or part of the federal and state income and employment withholding taxes to which they may become subject in connection with the issuance, exercise or vesting of those equity awards:

Stock Withholding: The election to have us withhold, from the shares otherwise issuable upon the issuance, exercise or vesting of an equity award, a portion of those shares with an aggregate fair market value equal to the percentage of the withholding taxes (not to exceed 100%) designated by the holder and make a cash payment equal to the fair market value directly to the appropriate taxing authorities on the individual’s behalf.

Stock Delivery: The election to deliver to us certain shares of common stock previously acquired by the holder (other than in connection with the issuance, exercise or vesting that triggered the withholding taxes) with an aggregate fair market value equal to the percentage of the withholding taxes (not to exceed 100%) designated by the holder.

Sale and Remittance: The election to deliver to us, to the extent the award is issued or exercised for vested shares, through a special sale and remittance procedure pursuant to which the optionee or participant will concurrently provide irrevocable instructions to a brokerage firm to effect the immediate sale of the purchased or issued shares and remit to us, out of the sale proceeds available on the settlement date, sufficient funds to cover the withholding taxes we are required to withhold by reason of the issuance, exercise or vesting.

Amendment, Suspension and Termination

Our board of directors may suspend or terminate the 2007 Plan at any time. Our board of directors may amend or modify the 2007 Plan, subject to any required shareholder approval. Shareholder approval will be required for any amendment that materially increases the number of shares available for issuance under the 2007 Plan, materially expands the class of individuals eligible to receive equity awards under the 2007 Plan, materially increases the benefits accruing to optionees and other participants under the 2007 Plan or materially reduces the price at which shares of common stock may be issued or purchased under the 2007 Plan, materially extends the term of the 2007 Plan, expands the types of awards available for issuance under the 2007 Plan, or as to which shareholder approval is required by applicable laws, rules or regulations.

Unless sooner terminated by our board, the 2007 Plan will terminate on the earliest to occur of: February 9, 2017; the date on which all shares available for issuance under the 2007 Plan have been issued as fully-vested shares; and the termination of all outstanding equity awards in connection with certain changes in control or ownership.

Federal Income Tax Consequences

The following discussion summarizes income tax consequences of the 2007 Plan under current federal income tax law and is intended for general information only. In addition, the tax consequences described below are subject to the limitations of Internal Revenue Code Section 162(m), as discussed in further detail below. Other federal taxes and foreign, state and local income taxes are not discussed, and may vary depending upon individual circumstances and from locality to locality.

Option Grants. Options granted under the 2007 Plan may be either incentive stock options, which satisfy the requirements of Internal Revenue Code Section 422, or non-statutory stock options, which are not intended to meet those requirements. The federal income tax treatment for the two types of options differs as follows:

Incentive Stock Options. No taxable income is recognized by the optionee at the time of the option grant, and, if there is no disqualifying disposition at the time of exercise, no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes equal to the excess of the fair market value of the purchased shares at the time over the exercise price paid for those shares.

The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of certain dispositions. For federal tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two years after the date the option for the shares involved in the sale or disposition was granted and more than one year after the date the option was exercised for those shares. If either of these two requirements is not satisfied, a disqualifying disposition will result.

Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the purchased shares over the exercise price paid for the shares. If there is a disqualifying disposition of the shares, the excess of the fair market value of those shares on the exercise date over the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or any loss recognized upon the disposition will be taxable as a capital gain or capital loss.

If the optionee makes a disqualifying disposition of the purchased shares, we will be entitled to an income tax deduction, for our taxable year in which the disposition occurs, equal to the excess of the fair market value of the shares on the option exercise date over the exercise price paid for the shares. If the optionee makes a qualifying disposition, we will not be entitled to any income tax deduction.

Non-Statutory Stock Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will, in general, recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and we will be required to collect certain withholding taxes applicable to the income from the optionee.

We will be entitled to an income tax deduction equal to the amount of any ordinary income recognized by the optionee with respect to an exercised non-statutory option. The deduction will in general be allowed for our taxable year in which the ordinary income is recognized by the optionee.

If the shares acquired upon exercise of the non-statutory option are unvested and subject to repurchase in the event of the optionee’s cessation of service prior to vesting in those shares, the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when our repurchase right lapses, an amount equal to the excess of the fair market value of the shares on the date the repurchase right lapses over the exercise price paid for the shares. The optionee may elect under Internal Revenue Code Section 83(b) to include as ordinary income in the year of exercise of the option an amount equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If a timely Internal Revenue Code Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

Stock Appreciation Rights. No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and we will be required to collect certain withholding taxes applicable to the income from the holder.

We will be entitled to an income tax deduction equal to the amount of any ordinary income recognized by the holder in connection with the exercise of a stock appreciation right. The deduction will in general be allowed for our taxable year in which the ordinary income is recognized by the holder.

Direct Stock Issuances. Stock granted under the 2007 Plan may include issuances such as unrestricted stock grants, restricted stock grants and restricted stock units. The federal income tax treatment for such stock issuances are as follows:

Unrestricted Stock Grants. The holder will recognize ordinary income in the year in which shares are actually issued to the holder. The amount of that income will be equal to the fair market value of the shares on the date of issuance, and we will be required to collect certain withholding taxes applicable to the income from the holder.

We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued. The deduction will in general be allowed for our taxable year in which the ordinary income is recognized by the holder.

Restricted Stock Grants. No taxable income is recognized upon receipt of stock that qualifies as performance-based compensation unless the recipient elects to have the value of the stock (without consideration of any effect of the vesting conditions) included in income on the date of receipt. The recipient may elect under Internal Revenue Code Section 83(b) to include as ordinary income in the year the shares are actually issued an amount equal to the fair market value of the shares. If a timely Internal Revenue Code Section 83(b) election is made, the holder will not recognize any additional income when the vesting conditions lapse and will not be entitled to a deduction in the event the stock is forfeited as a result of failure to vest.

If the holder does not file an election under Internal Revenue Code Section 83(b), he will not recognize income until the shares vest. At that time, the holder will recognize ordinary income in an amount equal to the fair market value of the shares on the date the shares vest. We will be required to collect certain withholding taxes applicable to the income of the holder at that time.

We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued, if the holder elects to file an election under Internal Revenue Code Section 83(b), or we will be entitled to an income tax deduction at the time the vesting conditions occur, if the holder does not elect to file an election under Internal Revenue Code Section 83(b).

Restricted Stock Units. No taxable income is recognized upon receipt of a restricted stock unit award. The holder will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the holder. The amount of that income will be equal to the fair market value of the shares on the date of issuance, and we will be required to collect certain withholding taxes applicable to the income from the holder.

We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued. The deduction will in general be allowed for our taxable year in which the ordinary income is recognized by the holder.

Deductibility of Executive Compensation

We anticipate that any compensation deemed paid by us in connection with disqualifying dispositions of incentive stock option shares or the exercise of non-statutory stock options or stock appreciation rights with exercise prices or base prices equal to or greater than the fair market value of the underlying shares on the grant date will qualify as performance-based compensation for purposes of Internal Revenue Code Section 162(m) and will not have to be taken into account for purposes of the $1.0 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers. Accordingly, all compensation deemed paid with respect to those options or stock appreciation rights should remain deductible without limitation under Internal Revenue Code Section 162(m). However, any compensation deemed paid by us in connection with shares issued under the Stock Issuance Program will be subject to the $1.0 million limitation on deductibility per covered individual, except to the extent the vesting of those shares is based solely on one or more of the performance milestones specified above in the summary of the terms of the Stock Issuance Program.

Accounting Treatment

Pursuant to the accounting standards established by Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS 123R, we are required to recognize all share-based payments, including grants of stock options, restricted stock units and employee stock purchase rights, in our financial statements effective January 1, 2006. Accordingly, stock options that are granted to our employees and non-employee board members will have to be valued at fair value as of the grant date under an appropriate valuation formula, and that value will have to be charged as stock-based compensation expense against our reported GAAP earnings over the designated vesting period of the award. Similar option expensing will be required for any unvested options outstanding on January 1, 2006, with the grant date fair value of those unvested options to be expensed against our reported earnings over the remaining vesting period. For shares issuable upon the vesting of restricted stock units awarded under the 2007 Plan, we will be required to expense over the vesting period a compensation cost equal to the fair market value of the underlying shares on the date of the award. If any other shares are unvested at the time of their direct issuance, the fair market value of those shares at that time will be charged to our reported earnings ratably over the vesting period. This accounting treatment for restricted stock units and direct stock issuances will be applicable whether vesting is tied to service periods or performance goals. The issuance of a fully-vested stock bonus will result in an immediate charge to our earnings equal to the fair market value of the bonus shares on the issuance date.

Stock options and stock appreciation rights granted to non-employee consultants will result in a direct charge to our reported earnings based on the fair value of the grant measured on the vesting date of each installment of the underlying shares. Accordingly, the charge will take into account the appreciation in the fair value of the grant over the period between the grant date and the vesting date of each installment comprising that grant.

Interests of Related Parties

The 2007 Plan provides that our officers, employees, non-employee directors, and certain consultants and independent advisors will be eligible to receive awards under the 2007 Plan.

As discussed above, we may be eligible in certain circumstances to receive a tax deduction for certain executive compensation resulting from awards under the 2007 Plan that would otherwise be disallowed under Internal Revenue Code Section 162(m).

Possible Anti-Takeover Effects

Although not intended as an anti-takeover measure by our board of directors, one of the possible effects of the 2007 Plan could be to place additional shares, and to increase the percentage of the total number of shares outstanding, or to place other incentive compensation, in the hands of the directors and officers of Strasbaugh. Those persons may be viewed as part of, or friendly to, incumbent management and may, therefore, under some circumstances be expected to make investment and voting decisions in response to a hostile takeover attempt that may serve to discourage or render more difficult the accomplishment of the attempt.

In addition, options or other incentive compensation may, in the discretion of the plan administrator, contain a provision providing for the acceleration of the exercisability of outstanding, but unexercisable, installments upon the first public announcement of a tender offer, merger, consolidation, sale of all or substantially all of our assets, or other attempted changes in the control of Strasbaugh. In the opinion of our board, this acceleration provision merely ensures that optionees under the 2007 Plan will be able to exercise their options or obtain their incentive compensation as intended by our board of directors and shareholders prior to any extraordinary corporate transaction which might serve to limit or restrict that right. Our board of directors is, however, presently unaware of any threat of hostile takeover involving Strasbaugh.

Indemnification of Directors and Officers

Our articles of incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of Strasbaugh for breach of a director’s duties to Strasbaugh or our shareholders except for liability:

•	for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

•	for acts or omissions that a director believes to be contrary to the best interests of Strasbaugh or our shareholders or that involve the absence of good faith on the part of the director;

•	for any transaction for which a director derived an improper personal benefit;

•
for acts or omissions that show a reckless disregard for the director’s duty to Strasbaugh or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to Strasbaugh or our shareholders;

•	for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to Strasbaugh or our shareholders; and

•	for engaging in transactions described in the California Corporations Code or California case law that result in liability, or approving the same kinds of transactions.

Our articles of incorporation also provide that we are authorized to provide indemnification to our agents, as defined in Section 317 of the California Corporations Code, through our bylaws or through agreements with such agents or both, for breach of duty to us and our shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. Our bylaws also authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against that person in that capacity, whether or not we would have the power to indemnify that person under the provisions of the California Corporations Code. We have entered and expect to continue to enter into agreements to indemnify our directors and officers as determined by our board of directors. These agreements provide for indemnification of related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract any retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

Our bylaws provide for indemnification of our officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. In all cases where indemnification is permitted by the bylaws, a determination to indemnify such person must be made when ordered by a court and must be made in a specific case upon a determination that indemnification is required or proper in the circumstances. Such determination must be made:

•	by our board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding which is the subject of the request for indemnification; or

•	if such a quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

•	by a majority of our shareholders.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policy Regarding Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest and in connection with this offering, have adopted a policy to which all related party transactions shall be subject. Pursuant to the policy, the Audit Committee of our board of directors will review the relevant facts and circumstances of all related party transactions, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction. Pursuant to the policy, no director may participate in any approval of a related party transaction to which he or she is a related party.

The Audit Committee will then, in its sole discretion, either approve or disapprove the transaction. If advance Audit Committee approval of a transaction is not feasible, the transaction may be preliminarily entered into by management, subject to ratification of the transaction by the Audit Committee at the Audit Committee’s next regularly scheduled meeting. If at that meeting the Audit Committee does not ratify the transaction, management shall make all reasonable efforts to cancel or annul such transaction.

Certain types of transactions, which would otherwise require individual review, have been preapproved by the Audit Committee. These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in our proxy statement, (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction and (iii) transactions involving competitive bids or fixed rates.

Share Exchange Transaction

In connection with the Share Exchange Transaction we issued to (i) Alan Strasbaugh, the Chairman of our board of directors, 7,518,295 shares of our common stock in exchange for 7,518,295 shares of common stock of R. H. Strasbaugh held by Alan Strasbaugh; (ii) Chuck Schillings, our President and Chief Executive Officer, 848,508 shares of our common stock in exchange for 848,508 shares of common stock of R. H. Strasbaugh held by Mr. Schillings; and (iii) Larry Strasbaugh, the brother of Alan Strasbaugh, 2,616,712 shares of our common stock in exchange for 2,616,712 shares of common stock of R. H. Strasbaugh held by Larry Strasbaugh.

Employment Agreements

We are or have been a party to employment and compensation arrangements with related parties, as more particularly described above under the headings “Compensation of Executive Officers,” “Employment Agreements” and “Compensation of Directors.”

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by California law.

Facilities Lease

Our corporate headquarters, in San Luis Obispo, is jointly owned by Alan Strasbaugh and his former wife, April Paletsas, and leased to R. H. Strasbaugh, on a month-to-month basis. Alan Strasbaugh is the chairman of our board of directors, the chairman of the board of directors of R. H. Strasbaugh and an employee of Strasbaugh.

Repayment of Loan

On May 31, 2007, R. H. Strasbaugh made a payment of $670,965 to the Chairman of our board of directors, Alan Strasbaugh, and thereby paid in full all obligations under the Straight Commercial Promissory Note dated February 12, 2002 by and between R. H. Strasbaugh and Mr. Strasbaugh.

Series A Preferred Stock Financing

On May 24, 2007, we issued to Lloyd I. Miller, III 1,000,000 shares of our Series A Preferred Stock at a price of $2.20 per share, for an aggregate purchase price of $2,200,000. On the same date, we also issued to Milfam II L.P. 1,000,000 shares of our Series A Preferred Stock at a price of $2.20 per share, for an aggregate purchase price of $2,200,000. Lloyd I. Miller, III has the power to vote or dispose of the shares held by Milfam II L.P. On May 30, 2007, Lloyd I. Miller, III waived the 4.99% conversion limitation on the Series A Preferred Stock with respect to the 2,000,000 shares of Series A Preferred Stock held by himself and Milfam II L.P., and effective as of May 31, 2007 both Mr. Miller and Milfam II L.P. became the beneficial owners of more than 5% of our common stock.

In connection with the Series A Preferred Stock Financing, we issued a warrant to purchase 385,434 shares of our common stock to B. Riley and Co. Inc. as compensation for services rendered as placement agent in the Series A Preferred Stock Financing. Bryant Riley, a former member of our board of directors and a selling security holder, shares the power to vote or dispose of the shares beneficially owned by B. Riley and Co. Inc. with the management of B. Riley and Co. Inc. B. Riley and Co. Inc. assigned portions of its warrant to the following, each of whom is either an employee of B. Riley and Co. Inc. or an affiliate of an employee of B. Riley and Co. Inc.: Bryant Riley, Michael C. Munck, Kenneth W. Tang, The Donnelly Revocable Living Trust, The Guardi Family Trust, Thomas John Kelleher and Mary Meighan Kelleher as trustees of The Kelleher Family Trust Established January 18, 2007, Wesley Cummins, Shane Pavitt, Knut Grevle, Pete Benedict and Wyatt Carr. B. Riley and Co. Inc. currently holds a warrant to purchase 138,756 shares of our common stock.

Pursuant to an assignment from B. Riley and Co. Inc. of its warrant to purchase 385,434 shares of our common stock, we issued a warrant to purchase 18,345 shares of our common stock to Mr. Bryant Riley. Additionally, as an investor in the Series A Preferred Stock Financing, we issued to Mr. Riley 772,727 shares of our Series A Preferred Stock and a warrant to purchase 115,909 shares of our common stock. Mr. Riley also owns 63,403 shares of our common stock.

Pursuant to an assignment from B. Riley and Co. Inc. of its warrant to purchase 385,434 shares of our common stock, we issued a warrant to purchase 48,198 shares of our common stock to Wesley Cummins, a member of our board of directors.

Stock Options

On May 24, 2007, each of our directors were issued options to purchase an aggregate of 18,000 shares of our common stock pursuant to our 2007 Share Incentive Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of July 20, 2007 the date of the table, by:

•	each person known by us to beneficially own more than 5% of the outstanding shares any class of our voting stock;

•	each of our directors;

•	each of our current executive officers identified at the beginning of the “Management” section of this prospectus; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Except as indicated in the discussion of the beneficial ownership limitations on the Series A Preferred Stock below and except as indicated in the footnotes to the principal shareholders table below, all shares of common stock underlying derivative securities, if any, that are currently exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding for the purpose of calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. Percentage of beneficial ownership is based on 14,201,897 shares of common stock as of the date of the table.

Shares of our Series A Preferred Stock are governed by provisions prohibiting the conversion of the Series A Preferred Stock to the extent that such conversion would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. The holder may waive this 4.99% limitation upon 61-days’ prior written notice to us. Additionally, these limitations do not preclude a holder from converting Series A Preferred Stock and selling shares of common stock underlying the Series A Preferred Stock in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the 4.99% limitation amount.

The address of each of the following shareholders, unless otherwise indicated below, is c/o Strasbaugh, 825 Buckley Road, San Luis Obispo, California 93401. Mr. Schillings and Mr. Nance are executive officers of Strasbaugh.  Messrs. Alan Strasbaugh, Porter and Cummins are directors of Strasbaugh. Larry Strasbaugh is the brother of Alan Strasbaugh.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Alan Strasbaugh	Common	7,518,491	(1)	52.94%
Chuck Schillings	Common	848,508		5.97%
Richard Nance	Common	—		—
David Porter	Common	—		—
Wesley Cummins	Common	—		—
Larry Strasbaugh	Common	2,616,712		18.43%
Thomas A. Walsh	Common	1,272,783		8.96%
Michael A. Kirkpatrick	Common	848,508		5.97%
Lloyd I. Miller, III	Common	2,009,528	(2)	12.40%
	Series A Preferred	2,000,000	(3)	33.85%
Milfam II L.P.	Common	1,005,629	(4)	6.62%
	Series A Preferred	1,000,000		16.92%
Harvey SMidCap Fund LP	Common	745,894	(5)	4.99%
	Series A Preferred	1,186,363		20.08%
James Schwartz	Common	745,894	(6)	4.99%
	Series A Preferred	1,363,636	(7)	23.08%
Jeffrey Moskowitz	Common	745,894	(6)	4.99%
	Series A Preferred	1,363,636	(7)	23.08%
Bryant Riley	Common	743,513	(8)	4.99%
	Series A Preferred	772,727		13.08%
The Robert A Lichtenstein & Annette Lichtenstein Revocable Trust	Common	454,545	(9)	3.10%
	Series A Preferred	454,545		7.69%
Kayne Anderson Capital Income Partners (QP), LP	Common	363,637	(10)	2.50%
	Series A Preferred	363,637		6.15%
Richard A. Kayne	Common	545,455	(11)	3.70%
	Series A Preferred	545,455		9.23%
John P. Francis	Common	318,182	(12)	2.19%
	Series A Preferred	318,182		5.38%
All directors and executive officers as a group (5 persons)	Common	8,366,999		58.91%
_____________
(1)	Includes 196 shares of common stock held by Mr. Strasbaugh’s wife.
(2)
Includes 2,045 shares of outstanding common stock and 1,000,000 shares underlying Series A Preferred Stock held directly by Lloyd I. Miller, III. Also includes 1,005,629 shares of common stock represented in this table as beneficially owned by Milfam II L.P. Additionally includes the following shares over which Mr. Miller has the sole power to vote or dispose of: 109 shares of common stock held by the Catherine C. Miller - Irrevocable Trust Agreement; 109 shares of common stock held by the Kimberly S. Miller - Irrevocable Trust Agreement; 48 shares of common stock held by Milfam LLC; 48 shares of common stock held by Lloyd I. Miller, IV and 209 shares of common stock held by Alexandra B. Miller. Also includes the following shares over which Mr. Miller has shared power to vote or dispose of: 622 shares of common stock held by the Trust A-4 - Lloyd I. Miller; 661 shares of common stock held by Trust C - Lloyd I. Miller and 48 shares of common stock held by the Lloyd Crider - Irrevocable Trust Agreement.  On May 30, 2007, Mr. Miller waived the conversion limitation applicable to the Series A Preferred Stock held by himself and Milfam II L.P. The address for Lloyd I. Miller, III is 4550 Gordon Drive, Naples, Florida 34102.

(3)	Includes 1,000,000 shares of Series A Preferred Stock owned by Mr. Miller and 1,000,000 shares of Series A Preferred stock represented in this table as held by Milfam II L.P.
(4)
Represents 5,629 shares of outstanding common stock and 1,000,000 shares underlying Series A Preferred Stock. Mr. Lloyd I. Miller, III has the power to vote or dispose of the shares beneficially held by Milfam II L.P. Milfam LLC is the general partner of Milfam II L.P. and Lloyd I. Miller, III is the manager of Milfam LLC. On May 30, 2007, Mr. Miller waived the conversion limitation applicable to the Series A Preferred held by Milfam II LP. The address for Milfam II L.P. is c/o Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102.

(5)
Represents 745,894 shares underlying Series A Preferred Stock. The number of shares beneficially owned is limited to 4.99% of the outstanding stock of the Company pursuant to the limitation on conversion of the Series A Preferred Stock. If beneficial ownership limitations had not been in effect, the Harvey SMidCap Fund LP would have beneficially owned a total of 1,186,363 shares of common stock underlying Series A Preferred Stock, or 7.71% of our outstanding common stock. Power to vote or dispose of the shares beneficially owned by Harvey SMidCap Fund LP is held by Harvey Partners LLC. The individuals authorized to act on behalf of Harvey Partners LLC in the voting and disposition of the shares are James Schwartz and Jeffrey Moskowitz. The address for Harvey SMidCap Fund LP is 350 Madison Avenue, 8th Floor, New York, New York 10017.

(6)
Represents 745,894 shares underlying Series A Preferred Stock held by Harvey SMidCap Fund LP and Harvey SMidCap Offshore Fund LTD. Harvey Partners LLC holds the power to vote or dispose of the shares beneficially owned by Harvey SMidCap Fund LP and Harvey SMidCap Offshore Fund LTD. Mr. Schwartz and Mr. Moskowitz are each authorized to act alone on behalf of Harvey Partners LLC. The number of shares beneficially owned is limited to 4.99% of the outstanding stock of the Company pursuant to the limitation on conversion of the Series A Preferred Stock. If beneficial ownership limitations had not been in effect, Mr. Schwartz and Mr. Moskowitz would each have beneficially owned a total of 1,363,636 shares of common stock underlying the Series A Preferred Stock held by Harvey SMidCap Fund LP and Harvey SMidCap Offshore Fund LTD, or 8.76% of our outstanding common stock. The address for Mr. Schwartz and Mr. Moskowitz is 350 Madison Avenue, 8th Floor, New York, New York 10017.

(7)
Represents 1,363,636 shares of Series A Preferred Stock held by Harvey SMidCap Fund LP and Harvey SMidCap Offshore Fund LTD. Harvey Partners LLC holds the power to vote or dispose of the shares beneficially owned by Harvey SMidCap Fund LP and Harvey SMidCap Offshore Fund LTD. Mr. Schwartz and Mr. Moskowitz are each authorized to act alone on behalf of Harvey Partners LLC.

(8)
Includes 2,045 shares of outstanding common stock held by Bryan and Carleen Riley JTWROS and 698,170 shares underlying Series A Preferred Stock. Additionally includes the following shares over which Mr. Riley has the sole power to vote or dispose of: 21,761 shares of common stock held by B. Riley and Co. Inc.; 322 shares of common stock held by BR Investco, LLC; 112 shares of common stock held by B. Riley and Co. Retirement Trust; 738 shares of common stock held by Investment Advisory Client; and 20,365 shares of common stock held by Riley Investment Partners Master Fund, L.P. The number of shares beneficially owned is limited to 4.99% of the outstanding stock of the Company pursuant to the limitation on conversion of the Series A Preferred Stock. If beneficial ownership limitations had not been in effect, the selling security holder would have beneficially owned a total of 818,070 shares of common stock, or 5.46% of our outstanding common stock, which includes 772,727 shares of common stock underlying the Series A Preferred Stock. The address for Mr. Riley is c/o Riley Investment Management LLC, 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025.

(9)
Represents 454,545 shares underlying Series A Preferred Stock. The individuals authorized to act on behalf of The Robert A Lichtenstein & Annette Lichtenstein Revocable Trust in the voting and disposition of the shares are Robert A Lichtenstein and Annette Lichtenstein, trustees of The Robert A Lichtenstein & Annette Lichtenstein Revocable Trust. The address for the Robert A Lichtenstein & Annette Lichtenstein Revocable Trust is 4573 Tara Drive, Encino, California 91316.

(10)
Represents 363,637 shares underlying Series A Preferred Stock. Power to vote or dispose of the shares is held by Kayne Anderson Capital Advisors, LP, the General Partner of Kayne Anderson Capital Income Partners (QP), LP and Kayne Anderson Investment Management, Inc., the investment advisor to Kayne Anderson Capital Income Partners (QP), LP. Richard A. Kayne is authorized to act on behalf of Kayne Anderson Capital Advisors, LP as its chief executive officer and on behalf of Kayne Anderson Investment Management, Inc. as its chief executive officer. The address for Kayne Anderson Capital Income Partners (QP), LP is 350 Madison Avenue, 8th Floor, New York, New York 10017.

(11)
Represents 545,455 shares underlying Series A Preferred Stock held by Kayne Anderson Capital Income Partners (QP), LP, Kayne Anderson Income Partners, LP and Kayne Anderson Capital Income Fund, Ltd. Power to vote or dispose of the shares is held by Kayne Anderson Capital Advisors, LP, the General Partner of the three affiliated entities and Kayne Anderson Investment Management, Inc., the investment advisor to the three affiliated entities. Mr. Kayne is authorized to act on behalf of Kayne Anderson Capital Advisors, LP as its chief executive officer and on behalf of Kayne Anderson Capital Advisors, LP as its chief executive officer. The address for Mr. Kayne is c/o Kayne Anderson Capital Advisors, LP, 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067.

(12)
Represents 318,182 shares underlying Series A Preferred Stock held by Catalysis Offshore, Ltd. and Catalysis Partners, LLC. Power to vote or dispose of the shares is held by Francis Capital Management, LLC. Mr. Francis is authorized to act on behalf of Francis Capital Management, LLC in the voting and disposition of the shares. The address for Mr. Francis is 429 Santa Monica Boulevard, Suite 320, Santa Monica, California 90401.

SELLING SECURITY HOLDERS

Selling Security Holder Table

This prospectus covers the offer and sale by the selling security holders of up to an aggregate of 7,180,886 shares of common stock, consisting of 5,909,089 shares underlying Series A Preferred Stock and 1,271,797 shares underlying warrants. The following table sets forth, to our knowledge, certain information about the selling security holders as of July 20, 2007, the date of the table, based on information furnished to us by the selling security holders. Except as indicated in the footnotes or description of the Series A Preferred Stock Financing following the table, each selling security holder has indicated to us that it is acting individually, not as a member of a group, and none of the selling security holders or their affiliates has held any position or office or had any other material relationship with us in the past three years.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Shares of common stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. Percentage of beneficial ownership is based on 14,201,897 shares of common stock as of the date of the table. Shares shown as beneficially owned after the offering assume that all shares being offered are sold.

The terms of the Series A Preferred Stock, as well as the warrants held by the selling security holders, prohibit conversion of the Series A Preferred Stock or exercise of the warrants to the extent that such conversion or exercise would result a the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may waive this 4.99% limitation upon 61-days’ prior written notice to us. Also, these limitations do not preclude a holder from converting Series A Preferred Stock or exercising a warrant and selling shares underlying the Series A Preferred Stock or warrant in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the 4.99% limitation amount.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling security holders listed below. B. Riley and Co. Inc. is an NASD-registered broker-dealer that received a warrant to purchase 385,434 shares as compensation for services rendered as placement agent in the Series A Preferred Stock Financing. B. Riley and Co. Inc. assigned protions of its warrant to the following, each of whom is either an employee of B. Riley and Co. Inc. or an affiliate of an employee of B. Riley and Co. Inc.: Bryant Riley, Michael C. Munck, Kenneth W. Tang, The Donnelly Revocable Living Trust, The Guardi Family Trust, Thomas John Kelleher and Mary Meighan Kelleher as trustees of The Kelleher Family Trust Established January 18, 2007, Wesley Cummins, Shane Pavitt, Knut Grevle, Peter Benedict and Wyatt Carr. B. Riley and Co. Inc., and its assignees only with regards to the warrants assigned by B. Riley and Co. Inc., have represented to us that neither it not they are acting as an underwriter in this offering, that it and they have received the warrants whose underlying shares are offered under this prospectus in the ordinary course of business as transaction-based compensation for investment banking services, and that, at the time of such receipt, neither it nor they had any agreement or understandings, directly or indirectly, with any person to distribute the warrants or underlying shares.

Name of	Shares of Common Stock Beneficially Owned		Shares of Common Stock		Shares of Common Stock Beneficially Owned After Offering (1)
Beneficial Owner	Prior to Offering		Being Offered		Number	Percentage
Lloyd I. Miller, III	2,009,528	(2)	1,150,000	(3)	9,528	*
Milfam II L.P.	1,005,629	(4)	1,150,000	(5)	5,629	*
Harvey SMidCap Fund LP	745,894	(6)	1,364,317	(7)	—	—
Bryant Riley**	743,513	(8)	906,981	(9)	45,343	*
The Robert A Lichtenstein & Annette Lichtenstein Revocable Trust	454,545	(10)	522,727	(11)	—	—
Kayne Anderson Capital Income Partners (QP), LP	363,637	(12)	418,183	(13)	—	—
Catalysis Offshore, Ltd.	159,091	(14)	182,955	(15)	—	—
PTR Fund L.P.	113,636	(16)	130,681	(17)	—	—
Jonathan Stanton Company	113,636	(18)	130,681	(19)	—	—
Palm Beach Trading	45,455	(20)	52,273	(21)	—	—
Newport Micro Fund II, LLC	45,455	(22)	52,273	(23)	—	—
Spector & Bennett Profit Sharing Plan	22,727	(24)	26,136	(25)	—	—
Nanci S. Munck	22,727	(26)	26,136	(27)	—	—
Michael C. Munck**	22,727	(28)	29,471	(29)	—	—
Mike Crawford**	22,727	(30)	26,136	(31)	—	—
Kenneth W. Tang**	22,727	(32)	37,143	(33)	—	—
R. Gregg Hillman	22,727	(34)	26,136	(35)	—	—
Harvey SMidCap Offshore Fund LTD	177,273	(36)	203,864	(37)	—	—
Kayne Anderson Income Partners, LP	45,454	(38)	52,272	(39)	—	—
Kayne Anderson Capital Income Fund, Ltd.	136,364	(40)	156,819	(41)	—	—
Catalysis Partners, LLC	159,091	(42)	182,955	(43)	—	—
B. Riley and Co. Inc.	21,761		138,756	(44)	—	*
The Donnelly Revocable Living Trust	—		43,361	(45)	—	—
The Guardi Family Trust	—		81,905	(46)	—	—
Thomas John Kelleher and Mary Meighan Kelleher as trustees of The Kelleher Family Trust Established January 18, 2007	—		17,345	(47)	—	—
Wesley Cummins	—		48,198	(48)	—	—
Shane Pavitt	—		10,340	(49)	—	—
Knut Grevle	—		9,673	(50)	—	—
Peter T. Benedict	—		2,502	(51)	—	—
Wyatt Carr	—		667	(52)	—	—
_____________
*	Less than 1.00%
**
Each of these selling securityholders have represented to us that they are not acting as an underwriter in this offering, and they have received the Series A Preferred Stock and warrants whose underlying shares are offered under this prospectus in the ordinary course of business, that at the time of such receipt, they had no agreement or understanding, directly or indirectly, with any person to distribute the Series A Preferred Stock or warrants or the shares underlying the Series A Preferred Stock or warrants.

(1)	Assumes all shares being offered under this prospectus are sold. The percentage of share ownership indicated is based on 14,201,897 shares of our common stock outstanding as of July 20, 2007.
(2)
Includes 1,000,000 shares underlying Series A Preferred Stock and 2,045 shares of outstanding common stock held directly by Lloyd I. Miller, III. Also includes all the shares represented in this table as held by Milfam II L.P. Further includes an additional 523 shares held by the Catherine C. Miller - Irrevocable Trust Agreement; the Kimberly S. Miller - Irrevocable Trust Agreement; Milfam LLC; Lloyd I. Miller, IV and Alexandra B. Miller over which Mr. Miller reports sole voting and dispositive power and 1,331 shares held by Trust A-4 - Lloyd I. Miller; Trust C - Lloyd I. Miller; and Lloyd Crider - Irrevocable Trust Agreement over which Mr. Miller reports shared voting and dispositive power. Lloyd I. Miller, III was a director of the Company from May 28, 2003 to June 10, 2005. On May 30, 2007, Mr. Miller waived the 4.99% conversion limitation applicable to the Series A Preferred Stock held by himself and Milfam II L.P. effective as July 30, 2007.

(3)	Represents 1,000,000 shares underlying Series A Preferred Stock and 150,000 shares underlying a warrant.
(4)
Includes 1,000,000 shares underlying Series A Preferred Stock and 5,629 shares of common stock. Mr. Lloyd I. Miller, III, also a selling securityholder, has the power to vote or dispose of the shares beneficially owned by Milfam II L.P. On May 30, 2007, Mr. Miller waived the 4.99% conversion limitation applicable to the Series A Preferred held by Milfam II LP effective as July 30, 2007.

(5)	Represents 1,000,000 shares underlying Series A Preferred Stock and 150,000 shares underlying a warrant.
(6)
Represents 745,894 shares underlying Series A Preferred. The number of shares beneficially owned is limited to 4.99% of the outstanding common tock of the Company pursuant to the limitation on conversion of the Series A Preferred Stock. If beneficial ownership limitations had not been in effect, the selling security holder would have beneficially owned a total of 1,186,363 shares of common stock, or 7.71% of our outstanding common stock, which represents the shares underlying the Series A Preferred Stock. Power to vote or dispose of the shares beneficially owned by Harvey SMidCap Fund LP is held by Harvey Partners LLC. The individuals authorized to act on behalf of Harvey Partners LLC in the voting and disposition of the shares are James Schwartz and Jeffrey Moskowitz the partners of Harvey Partners LLC. Mr. Schwartz and Mr. Moskowitz are each authorized to act alone on behalf of Harvey Partners LLC. Mr. Schwartz and Mr. Moskowitz also have the authority to act on behalf of Harvey Partners LLC in the voting and disposition of the shares held by selling security holder Harvey SMidCap Offshore Fund LTD.

(7)	Represents 1,186,363 shares underlying Series A Preferred Stock and 177,954 shares underlying a warrant.
(8)
Includes 2,045 shares of outstanding common stock held by Bryan and Carleen Riley JTWROS and 698,170 shares underlying Series A Preferred Stock. Also includes 21,761 shares of common stock held by selling security holder B. Riley and Co. Inc. Mr. Riley has shared power to vote or dispose of the shares held by B. Riley and Co. Inc. Additionally includes the following shares over which Mr. Riley has the sole power to vote or dispose of: 322 shares of common stock held by BR Investco, LLC; 112 shares of common stock held by B. Riley and Co. Retirement Trust; 738 shares of common stock held by Investment Advisory Client; and 20,365 shares of common stock held by Riley Investment Partners Master Fund, L.P. The number of shares beneficially owned is limited to 4.99% of the outstanding stock of the Company pursuant to the limitation on conversion of the Series A Preferred Stock. If beneficial ownership limitations had not been in effect, the selling security holder would have beneficially owned a total of 818,070 shares of common stock, or 5.46% of our outstanding common stock, which includes 772,727 shares of common stock underlying the Series A Preferred Stock. Mr. Riley served on our Board of Directors from May 28, 2003 to May 24, 2007.

(9)
Includes 772,727 shares underlying Series A Preferred Stock and 134,254 shares underlying warrants. Of the 134,254 shares underlying warrants 18,345 shares were assigned to Mr. Riley by B. Riley and Co. Inc.

(10)
Represents 454,545 shares underlying Series A Preferred Stock. The individuals authorized to act on behalf of The Robert A Lichtenstein & Annette Lichtenstein Revocable Trust in the voting and disposition of the shares are Robert A Lichtenstein and Annette Lichtenstein as trustees.

(11)	Represents 454,545 shares underlying Series A Preferred Stock and 68,182 shares underlying a warrant.
(12)
Represents 363,637 shares underlying Series A Preferred Stock. Power to vote or dispose of the shares is held by Kayne Anderson Capital Advisors, LP, the General Partner of Kayne Anderson Capital Income Partners (QP), LP and Kayne Anderson Investment Management, Inc., the investment advisor to Kayne Anderson Capital Income Partners (QP), LP. Richard A. Kayne is authorized to act on behalf of Kayne Anderson Capital Advisors, LP and Kayne Anderson Investment Management, Inc. as the chief executive officer of both entities. Richard A. Kayne also beneficially owns the shares held by selling security holders Kayne Anderson Income Partners, LP and Kayne Anderson Capital Income Fund, Ltd.

(13)	Represents 363,637 shares underlying Series A Preferred Stock and 54,546 shares underlying a warrant.
(14)
Represents 159,091 shares underlying Series A Preferred Stock. Power to vote or dispose of the shares beneficially owned by Catalysis Offshore, Ltd. is held by Francis Capital Management, LLC. The individual authorized to act on behalf of Francis Capital Management, LLC in the voting and disposition of the shares is its managing member John P. Francis. John P. Francis also has the authority to act on behalf of Francis Capital Management, LLC in the voting and disposition of the shares held by selling security holder Catalysis Partners, LLC.

(15)	Represents 159,091 shares underlying Series A Preferred Stock and 23,864 shares underlying a warrant.
(16)	Represents 113,636 shares underlying Series A Preferred Stock.
(17)	Represents 113,636 shares underlying Series A Preferred Stock and 17,045 shares underlying a warrant.
(18)	Represents 113,636 shares underlying Series A Preferred Stock. Power to vote or dispose of the shares is held by Jonathan Axelrod as president of Jonathan Stanton Company.
(19)	Represents 113,636 shares underlying Series A Preferred Stock and 17,045 shares underlying a warrant.
(20)	Represents 45,455 shares underlying Series A Preferred Stock.
(21)	Represents 45,455 shares underlying Series A Preferred Stock and 6,818 shares underlying a warrant.
(22)
Represents 45,455 shares underlying Series A Preferred Stock. Power to vote or dispose of the shares is held by J. Scott Liolios as Investment Manager. J. Scott Liolios is licensed with a NASD-registered broker-dealer.

(23)	Represents 45,455 shares underlying Series A Preferred Stock and 6,818 shares underlying a warrant.
(24)
Represents 22,727 shares underlying Series A Preferred Stock. The individual authorized to act on behalf of Spector & Bennett Profit Sharing Plan in the voting and disposition of the shares is Ross A. Spector as trustee.

(25)	Represents 22,727 shares underlying Series A Preferred Stock and 3,409 shares underlying a warrant.
(26)	Represents 22,727 shares underlying Series A Preferred Stock.
(27)	Represents 22,727 shares underlying Series A Preferred Stock and 3,409 shares underlying a warrant.
(28)	Represents 22,727 shares underlying Series A Preferred Stock. Mr. Munck is employed by B. Riley and Co. Inc.
(29)
Represents 22,727 shares underlying Series A Preferred Stock and 6,744 shares underlying warrants. Of the 6,744 shares underlying warrants 3,335 shares were assigned to Mr. Munck by B. Riley and Co. Inc.

(30)	Represents 22,727 shares underlying Series A Preferred Stock. Mr. Crawford is employed by Riley Investment Management, an affiliate of B. Riley and Co. Inc.
(31)	Represents 22,727 shares underlying Series A Preferred Stock and 3,409 shares underlying a warrant.
(32)	Represents 22,727 shares underlying Series A Preferred Stock. Mr. Tang is employed by B. Riley and Co. Inc.
(33)
Represents 22,727 shares underlying Series A Preferred Stock and 14,416 shares underlying warrants. Of the 14,416 shares underlying warrants 11,007 shares were assigned to Mr. Tang by B. Riley and Co. Inc.

(34)	Represents 22,727 shares of common stock underlying Series A Preferred Stock. Mr. Hillman is a research analyst at First Wilshire Securities Management, Inc., a NASD-registered broker-dealer.
(35)	Represents 22,727 shares underlying Series A Preferred Stock and 3,409 shares underlying a warrant.
(36)
Represents 177,273 shares underlying Series A Preferred Stock. Power to vote or dispose of the shares beneficially owned by Harvey S. MidCap Offshore Fund LTD. is held by Harvey Partners LLC. The individuals authorized to act on behalf of Harvey Partners LLC in the voting and disposition of the shares are its partners James Schwartz and Jeffrey Moskowitz. Mr. Schwartz and Mr. Moskowitz are each authorized to act alone on behalf of Harvey Partners LLC. Mr. Schwartz and Mr. Moskowitz also have the authority to act on behalf of Harvey Partners LLC in the voting and disposition of the shares held by selling security holder Harvey SMidCap Fund LP.

(37)	Represents 177,273 shares underlying Series A Preferred Stock and 26,591 shares underlying a warrant.
(38)
Represents 45,454 shares underlying Series A Preferred Stock. Power to vote or dispose of the shares is held by Kayne Anderson Capital Advisors, LP, the General Partner of Kayne Anderson Income Partners, LP and Kayne Anderson Investment Management, Inc., the investment advisor to Kayne Anderson Income Partners, LP. Richard A. Kayne is authorized to act on behalf of Kayne Anderson Capital Advisors, LP and Kayne Anderson Investment Management, Inc. as the chief executive officer of both entities. Richard A. Kayne also beneficially owns the shares held by selling security holders Kayne Anderson Capital Income Partners (QP), LP and Kayne Anderson Capital Income Fund, Ltd.

(39)	Represents 45,454 shares underlying Series A Preferred Stock and 6,818 shares underlying a warrant.
(40)
Represents 136,364 shares underlying Series A Preferred. Power to vote or dispose of the shares is held by Kayne Anderson Capital Advisors, LP, the General Partner of Kayne Anderson Capital Income Fund, Ltd. and Kayne Anderson Investment Management, Inc., the investment advisor to Kayne Anderson Capital Income Fund, Ltd. Richard A. Kayne is authorized to act on behalf of Kayne Anderson Capital Advisors, LP and Kayne Anderson Investment Management, Inc. as the chief executive officer of both entities. Richard A. Kayne also beneficially owns the shares held by selling security holders Kayne Anderson Capital Income Partners (QP), LP and Kayne Anderson Income Partners, LP.

(41)	Represents 136,364 shares underlying Series A Preferred Stock and 20,455 shares underlying a warrant.
(42)
Represents 159,091 shares underlying Series A Preferred Stock. Power to vote or dispose of the shares beneficially owned by Catalysis Partners, LLC is held by Francis Capital Management, LLC. . The individual authorized to act on behalf of Francis Capital Management, LLC in the voting and disposition of the shares is its managing member John P. Francis. John P. Francis also has the authority to act on behalf of Francis Capital Management, LLC in the voting and disposition of the shares held by selling security holder Catalysis Offshore, Ltd.

(43)	Represents 159,091 shares underlying Series A Preferred Stock and 23,864 shares underlying a warrant.
(44)
Represents 138,756 shares of common stock underlying a warrant. Power to vote or dispose of the shares beneficially owned by B. Riley and Co. Inc. is shared by Mr. Bryant Riley and the management of B. Riley and Co. Inc. Mr. Riley is a selling security holder under this prospectus.

(45)
Represents 43,361 shares underlying a warrant. Power to vote or dispose of the shares beneficially owned by The Donnelly Revocable Living Trust is held by Paul J. Donnelly. Paul J. Donnelly is employed by B. Riley and Co. Inc. The warrant was issued pursuant to an assignment by B. Riley and Co. Inc.

(46)
Represents 81,905 shares of common stock underlying a warrant. Power to vote or dispose of the shares beneficially owned by The Guardi Family Trust is held by Andre Guardi. Andre Guardi is employed by B. Riley and Co. Inc. The warrant was issued pursuant to an assignment to The Guardi Family Trust by B. Riley and Co. Inc.

(47)
Represents 17,345 shares underlying a warrant. Power to vote or dispose of the shares beneficially owned by The Kelleher Family Trust is held by Thomas John Kelleher and Mary Meighan Kelleher as trustees of the Kelleher Family Trust. Thomas John Kelleher is the chief executive officer of B. Riley and Co. Inc. The warrant was issued pursuant to an assignment to The Kelleher Family Trust by B. Riley and Co. Inc.

(48)
Represents 48,198 shares underlying a warrant. Mr. Cummins is a director of the Company and is employed by B. Riley and Co. Inc. The warrant was issued pursuant to an assignment to Wesley Cummins by B. Riley and Co. Inc.

(49)	Represents 10,340 shares underlying a warrant. The warrant was issued pursuant to an assignment to Mr. Pavitt by B. Riley and Co. Inc. Mr. Pavitt is employed by B. Riley and Co. Inc.
(50)	Represents 9,673 shares underlying a warrant. The warrant was issued pursuant to an assignment to Mr. Grevle by B. Riley and Co. Inc. Mr. Grevle is employed by B. Riley and Co. Inc.
(51)	Represents 2,502 shares underlying a warrant. The warrant was issued pursuant to an assignment to Mr. Benedict by B. Riley and Co. Inc. Mr. Benedict is employed by B. Riley and Co. Inc.
(52)	Represents 667 shares underlying a warrant. The warrant was issued pursuant to an assignment to Mr. Carr by B. Riley and Co. Inc. Mr. Carr is employed by B. Riley and Co. Inc.

Private Placement Through Which the Selling Security Holders Obtained Beneficial Ownership of the Offered Shares

Overview

All of the shares of common stock being offered under this prospectus are issuable upon the conversion of Series A Preferred Stock and exercise of warrants that were issued in the Series A Preferred Stock Financing. The descriptions of the agreements discussed below are qualified by reference to the complete text of those agreements, which are attached as exhibits to the registration statement of which this prospectus is a part. However, the representations, warranties, covenants and other provisions of those agreements are not intended as means for investors and the public to obtain factual information about the current state of affairs of our company. Rather, investors, and the public should look to other disclosures that will be contained in our reports under the Securities Exchange Act of 1934, as amended.

On May 24, 2007, we entered into a securities purchase agreement with 21 accredited investors in connection with a private placement transaction providing for, among other things, our issuance of 5,909,089 shares of our Series A Preferred Stock and five-year investor warrants to purchase up to an aggregate of 886,363 shares of our common stock. The investor warrants have an exercise price of $2.42 per share and are scheduled to become exercisable on November 20, 2007. We received aggregate gross proceeds of $13 million from the investors for our issuance of the Series A Preferred Stock and investor warrants. We also entered into a registration rights agreement with the investors that require us to register the shares of common stock underlying the Series A Preferred Stock and investor warrants with the SEC.

B. Riley and Co. Inc., an NASD-registered broker-dealer, acted as placement agent in connection with the Series A Preferred Stock Financing. We paid to B. Riley and Co. Inc. cash placement agent fees and expenses of approximately $1.1 million and issued to B. Riley and Co. Inc. a five-year placement warrant to purchase an aggregate of 385,434 shares of our common stock. B. Riley and Co. Inc. assigned its warrant to purchase 385,434 shares of our common stock to the following, each of whom is either an employee of B. Riley and Co. Inc. or an affiliate of an employee of B. Riley and Co. Inc.: Bryant Riley, Michael C. Munck, Kenneth W. Tang, The Donnelly Revocable Living Trust, The Guardi Family Trust, Thomas John Kelleher and Mary Meighan Kelleher as trustees of The Kelleher Family Trust Established January 18, 2007, Wesley Cummins, Shane Pavitt, Knut Grevle, Pete Benedict and Wyatt Carr. The placement warrants have an exercise price of $2.42 per share and are scheduled to become exercisable on November 20, 2007. Our engagement agreement with B. Riley and Co. Inc. requires us to register the shares of common stock underlying the placement warrants.

Registration Rights Agreement

We were obligated under a registration rights agreement related to the Series A Preferred Stock Financing to file, on or before July 23, 2007, a registration statement with the SEC, registering for resale shares of common stock underlying the Series A Preferred Stock and shares of common stock underlying investor warrants, issued in connection with the Series A Preferred Stock Financing. If we (i) do not file the registration statement within the time period prescribed, or (ii) fail to file with the SEC a request for acceleration in accordance with Rule 461 under the Securities Act within five trading days of the date that we are notified by the SEC that the registration statement will not be “reviewed,” or is not subject to further review, or (iii) the registration statement filed or required to be filed under the registration rights agreement is not declared effective by the SEC on or before August 22, 2007 (or October 6, 2007 if the SEC reviews the registration statement), then in addition to any other rights the holders of such securities may have under the registration statement or under applicable law, on each such date that we breach our obligations and on each monthly anniversary of each such date (if have not cured the breach by such date) until the applicable Event is cured, we are required to pay to each such holder an amount in cash, as partial liquidated damages and not as a penalty, equal to 1% of the aggregate purchase price paid by such holder in connection with the Series A Preferred Stock Financing relating to the purchase and sale of such securities then held by such holder. If we fail to pay any partial liquidated damages in full within seven days after the date payable, we are required to pay interest thereon at a rate of 10% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to such holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages are to apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event. The total liquidated damages payable by us for our failure to meet these filing and effectiveness requirements are capped at $1.3 million.

The registration rights agreement also provides that after the initial registration statement is declared effective by the SEC, we are required to file one or more additional registration statements for the resale of the remaining common stock underlying the Series A Preferred Stock and the common stock underlying the warrants if, at the time the initial registration statement is declared effective, such registration statement covers less than 6,795,452 shares of common stock. In addition, the registration rights agreement provides for customary piggy-back registration rights whereby certain holders of shares of our common stock, or warrants to purchase shares of our common stock, can cause us to register such shares for resale in connection with our filing of a registration statement with the SEC to register shares in another offering. The registration rights agreement also contains customary representations and warranties, covenants and limitations. The investor warrants and the placement warrants contain customary anti-dilution provisions for stock splits, stock dividends and the like and contain a net exercise cashless exercise feature that will permit the warrants to be exercised for a net number of shares using the spread between the warrant exercise price and the average of the closing sale prices for the five trading days immediately prior to the exercise of the warrant as payment for a reduced number of common shares. Use of the cashless exercise feature by the investors is limited to times when after 180 days after the issuance of the warrant a valid resale prospectus is not then available for use by the investors.

Limitations on Conversion and Exercisability

The investor warrants and the placement warrants contain provisions limiting the exercise of the warrants to the extent necessary to insure that following the exercise, the total number of shares of common stock then beneficially owned by the warrant holder and its affiliates and others whose beneficial ownership would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act does not exceed 4.99% of the total number of then issued and outstanding shares of our common stock (including for such purpose the shares of common stock issuable upon such exercise). The 4.99% beneficial ownership limitation may be waived upon 61 days’ notice underlying the Series A Preferred Stock. The beneficial ownership limitation does not preclude a holder from exercising a warrant and selling the shares underlying the warrant in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amount.

Indemnification and Other Matters

We have registered for resale under this prospectus the shares of common stock underlying the Series A Preferred Stock and the shares of common stock underlying the investor warrants and the placement warrants. The securities purchase agreement, registration rights agreement and placement agent arrangements contain various indemnification provisions in connection with the offering and registration of the shares and warrants. There are no material relationships between us or our affiliates and any of the investors or placement agent, except that (i) Wesley Cummins, a member of our board of directors, is the Director of Capital Markets at B. Riley and Co. Inc., our placement agent in the Series A Preferred Stock Financing, (ii) Bryant Riley, a former member of our board of directors and is the chairman of the board of B. Riley and Co. Inc., our placement agent in the Series A Preferred Stock Financing, (iii) we have entered into an engagement agreement with B. Riley and Co. Inc. whereby B. Riley and Co. Inc. may provide certain on-going investment banking services to Strasbaugh, and (iv) each of Lloyd I. Miller, III and Milfam II L.P. became a beneficial owner of more than 5% of our outstanding common stock effective as of May 31, 2007 in connection with the waiver by each of Lloyd I. Miller and Milfam II L.P. of the 4.99% beneficial ownership limitation applicable to the Series A Preferred Stock acquired in the Series A Preferred Stock Financing on May 30, 2007.

PLAN OF DISTRIBUTION

The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling security holder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling security holder. If we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling security holders.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share, and 15,000,000 shares of preferred stock, no par value per share. Of the 15,000,000 shares designated preferred stock, 5,909,089 shares have been designated Series A Preferred Stock. As of July 20, 2007, there were 14,201,897 shares of common stock issued and outstanding and 5,909,089 shares of Series A Preferred Stock issued and outstanding. The following description of our capital stock does not purport to be complete and should be reviewed in conjunction with our articles of incorporation and our bylaws.

Common Stock

All outstanding shares of common stock are, and the common stock to be issued upon conversion of the Series A Preferred Stock and exercise of warrants and resold by the selling security holders in this offering will be, fully paid and nonassessable. The following summarizes the rights of holders of our common stock:

•	each holder of common stock is entitled to one vote per share on all matters to be voted upon generally by the shareholders;

•
subject to preferences that may apply to shares of preferred stock outstanding, including the Series A Preferred Stock, the holders of common stock are entitled to receive lawful dividends as may be declared by our board of directors, see “Dividend Policy”;

•
upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive a pro rata portion of all our assets remaining for distribution after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock, including the Series A Preferred Stock;

•	there are no redemption or sinking fund provisions applicable to our common stock; and

•	there are no preemptive or conversion rights applicable to our common stock.

Preferred Stock

Our board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with any dividend, redemption, conversion and exchange provision as may be provided in that particular series.

The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third-party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of or to designate any additional series of preferred stock.

Series A Preferred Stock

Our Series A Preferred Stock ranks senior in liquidation and dividend preferences to our common stock. Holders of Series A Preferred Stock will be entitled to semi-annual cumulative dividends payable in arrears in cash in an amount equal to 8% of the purchase price per share of the Series A Preferred Stock. The holders of Series A Preferred Stock have a liquidation preference over the holders of our common stock equivalent to the purchase price per share of the Series A Preferred Stock, as adjusted, plus any accrued and unpaid dividends on the Series A Preferred Stock. A liquidation will be deemed to occur upon the happening of customary events, including transfer of all or substantially all of our capital stock or assets, or in the event of a merger, consolidation, share exchange, reorganization or other transaction or series of related transactions, unless holders of 66 2/3% of the Series A Preferred Stock vote affirmatively in favor of or otherwise consent to such transaction.

The holders of the Series A Preferred Stock have conversion rights initially equivalent to one share of common stock for each share of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible by the holder at any time after its initial issuance at a conversion price equal to $2.20 per share. The conversion price is subject to customary antidilution adjustments. In addition, antidilution adjustments are to occur in the event that we issue equity securities at a price equivalent to less than $2.20 per share, including derivative securities convertible into equity securities (on an as-converted or as-exercised basis). Certain specified issuances of securities will not result in antidilution adjustments, which are referred to as Anti-Dilution Excluded Securities, including (i) securities issued to our employees, officers, consultants, or directors under any option plan, agreement or other arrangement duly adopted by us, the issuance of which is approved by the Compensation Committee, (ii) the Series A Preferred Stock and any common stock issued upon conversion of the Series A Preferred Stock, (iii) securities issued upon conversion or exercise of any derivative securities outstanding on May 24, 2007, and (iv) securities issued in connection with a stock split, stock dividend, combination, reorganization, recapitalization or other similar event for which adjustment to the conversion price of the Series A Preferred Stock is already made. The shares of Series A Preferred Stock are also subject to forced conversion anytime after May 24, 2008, only if the closing price of our common stock exceeds 200% of the conversion price then in effect for 20 consecutive trading days. The forced conversion is to be based upon the conversion ratio as last adjusted. No shares of Series A Preferred Stock will be subject to forced conversion unless the shares of common stock issued or issuable to the holders upon conversion of the Series A Preferred Stock are registered for resale with the SEC and eligible for trading on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global market, the NASDAQ Capital market, the OTC Bulletin Board or the Pink Sheets®. Accrued but unpaid dividends on the Series A Preferred Stock are to be paid in cash upon any conversion of the Series A Preferred Stock.

The holders of Series A Preferred Stock are entitled to certain buy-in rights if we fail to deliver the shares of common stock underlying the Series A Preferred Stock by the third business day after the date on which the Series A Preferred Stock is converted. The buy-in rights apply if after such third business day, but prior to cure by us, the holder purchases (in an open market transaction or otherwise) shares of our common stock to deliver in satisfaction of a sale by the holder of common stock that the holder anticipated receiving from us upon conversion of the Series A Preferred Stock

The holders of Series A Preferred Stock vote together as a single class with the holders of our other classes and series of voting stock on all actions to be taken by our shareholders. Each share of Series A Preferred Stock entitles the holder to the number of votes equal to the number of shares of our common stock into which each share of Series A Preferred Stock is convertible, subject to the 4.99% limitation described below. In addition, the holders of Series A Preferred Stock are afforded numerous customary protective provisions with respect to certain actions that may only be approved by holders of a majority of the shares of Series A Preferred Stock. These protective provisions include limitations on:

•	the increase or decrease of the number of authorized shares of Series A Preferred Stock,

•	increase or decrease of the number of authorized shares of other capital stock,

•	generally any actions that have an adverse effect on the rights and preferences of the Series A Preferred Stock,

•	the authorization, creation or sale of any securities senior to or on parity with the Series A Preferred Stock as to voting, dividend, liquidation or redemption rights, including subordinated debt,

•
the authorization, creation or sale of any securities junior to the Series A Preferred Stock as to voting, dividend, liquidation or redemption rights, including subordinated debt, other than our common stock,

•
the authorization, creation or sale of any shares of Series A Preferred Stock other than the shares of Series A Preferred Stock authorized, created and sold pursuant to the Securities Purchase Agreement dated May 24, 2007,

•
the declaration or payment of any dividends or distributions on our capital stock in a cumulative amount in excess of the dividends and distributions paid on the Series A Preferred Stock in accordance with our articles of incorporation;

•	authorizing or effecting the voluntary liquidation, dissolution, recapitalization, reorganization or winding up of our business; and

•
the purchase, redemption or acquisition of any of our capital stock other than Series A Preferred Stock, or any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, our capital stock or securities convertible into or exchangeable for our capital.

For so long as our shares of Series A Preferred Stock remain outstanding, the holders of at least a majority of our issued and outstanding shares of Series A Preferred Stock are entitled to nominate one member of our board of directors. In addition, the holders of at least a majority of our issued and outstanding shares of Series A Preferred Stock are entitled to nominate a second member of our board of directors for successive one-year-terms upon the accumulation of accrued and unpaid dividends for three or more six-month periods or our failure to comply with the covenants or agreements set forth in our articles of incorporation. The right to nominate a second director will terminate upon the cure of the defaults creating the right to nominate a second director.

On or after May 24, 2012 the holders of our then outstanding shares of Series A Preferred Stock will be entitled to redemption rights. The redemption price is equal to the per-share purchase price of the Series A Preferred Stock, which is subject to adjustment as discussed above and in our articles of incorporation, plus any accrued but unpaid dividends. The redemption price must be paid in immediately available funds. If the funds legally available to us for the payment of the redemption price of the Series A Preferred Stock is not sufficient to redeem all of the shares of the Series A Preferred Stock required to be redeemed on any date, then shares of Series A Preferred Stock are to be redeemed on a pro rata basis from the holders of the Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock held by them. If all of the shares of Series A Preferred Stock to be redeemed are not redeemed in full, all rights in respect of such shares of Series A Preferred Stock that have not been redeemed, including the right to receive the applicable redemption price, plus accrued and unpaid dividends, will continue to be outstanding. The exercise by the holders of the option to redeem any shares of Series A Preferred Stock which were not redeemed may be rescinded by such holders at any time following the date established for such redemption by written notice to Strasbaugh.

The Series A Preferred Stock contain provisions prohibiting the conversion of the Series A Preferred Stock to the extent that such conversion would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. The holder may waive this 4.99% limitation upon 61-days’ prior written notice to us. Additionally, these limitations do not preclude a holder from converting Series A Preferred Stock and selling shares of common stock underlying the Series A Preferred Stock in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares of common stock in excess of the 4.99% limitation amount.

The Series A Preferred Stock could have the effect of delaying, deferring and discouraging another party from acquiring control of Strasbaugh.

Warrants

As of July 20, 2007, we had outstanding warrants to purchase 1,271,797 shares of our common stock at exercise prices equaling $2.42 per share. Each warrant is exercisable at anytime between November 20, 2007 and May 24, 2012.

Options

As of July 20, 2007, we had outstanding options to purchase 1,339,000 shares of our common stock at exercise prices equaling $1.71 per share issued pursuant to our 2007 Plan. For a detailed description of our 2007 Plan see “Management - 2007 Share Incentive Plan.”

Registration Rights

The holders of our Series A Preferred Stock and warrants are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are described in “Selling Security Holders.”

Anti-Takeover Effects of California Law and Our Articles of Incorporation and Bylaws

Certain provisions of California law, our articles of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring and discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Strasbaugh. In addition, the Series A Preferred Stock could have the effect of delaying, deferring and discouraging another party from acquiring control of Strasbaugh. Also, pursuant to our articles of incorporation, the holders of at least a majority of our issued and outstanding shares of Series A Preferred Stock have the right to nominate one member of our board of directors. In addition, at least a majority of our issued and outstanding shares of Series A Preferred Stock have the right to nominate a second member of our board of directors upon the happening of certain events.

The provisions of California law, our articles of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare. Its telephone number is (781) 575-2879.

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus will be passed upon by Rutan & Tucker, LLP, Costa Mesa, California.

EXPERTS

Windes & McClaughry Accountancy Corporation (“Windes”), independent registered public accounting firm, has audited R. H. Strasbaugh’s balance sheet as of December 31, 2006, and related statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Windes’ report, given on their authority as experts in accounting and auditing.

CHANGE IN CERTIFYING ACCOUNTANT

The Share Exchange Transaction between Strasbaugh (formerly, CTK) and R. H. Strasbaugh (formerly Strasbaugh) is treated as a recapitalization of R. H. Strasbaugh for accounting purposes. As a result, the financial statements of the accounting acquiror, R. H. Strasbaugh, will become the financial statements of the legal acquiror, Strasbaugh. Because the independent registered public accounting firm that audited R. H. Strasbaugh’s financial statements, Windes, is different from the independent registered public accounting firm that has been auditing our financial statements, Mark Bailey & Company Ltd. (“Mark Bailey”), the rules and regulations of the SEC provide that there has been a change in our independent registered public accounting firm.

Effective May 24, 2007, we dismissed Mark Bailey as our independent registered public accounting firm. Effective the same date, we appointed Windes as our independent registered public accounting firm. The decision to change our independent registered public accounting firm was approved by our Audit Committee.

The report issued by Mark Bailey in connection with the audit of our (CTK) balance sheet as of December 31, 2006 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with its audit of our (CTK) balance sheet as of December 31, 2006, we had no disagreements with Mark Bailey on any matters of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of Mark Bailey would have caused Mark Bailey to make a reference thereto in their report on the financial statements for such period.

Pursuant to Item 304(a)(3) of Regulation S-B, we have requested that Mark Bailey furnish us with a letter addressed to the SEC stating whether or not Mark Bailey agrees with the above statements. A copy of this letter, dated July 12, 2007, is included as an exhibit to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act, and the rules and regulations promulgated under the Securities Act, with respect to the common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. Many of the contracts and documents described in this prospectus are filed as exhibits to the registration statements and you may review the full text of such contracts and documents by referring to such exhibits.

For further information with respect to us and the common stock offered under this prospectus, reference is made to the registration statement and its exhibits and schedules. The registration statement, including its exhibits and schedules, may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. Copies of such documents may be obtained from the SEC upon the payment of the charges prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The SEC’s Internet website address is http://www.sec.gov. Our Internet website address is http://www.strasbaugh.com.

All trademarks or trade names referred to in this prospectus are the property of their respective owners.

STRASBAUGH

STRASBAUGH

CONDENSED BALANCE SHEETS
AS OF MARCH 31, 2007 (UNAUDITED)
AND DECEMBER 31, 2006

ASSETS

	March 31,	December 31,
	2007	2006
CURRENT ASSETS	(unaudited)
Cash and cash equivalents	$128,158	$1,205,007
Accounts receivable, net of allowance for doubtful accounts of $70,000	4,166,684	4,251,180
Inventories	6,548,022	7,113,784
Prepaid expenses	419,329	337,769
Short-term deposits	136,024	48,024
	11,398,217	12,955,764

PROPERTY, PLANT, AND EQUIPMENT	1,862,118	1,948,967
OTHER ASSETS
Capitalized intellectual property, net of accumulated amortization of $13,625 at March 31, 2007 and $10,625 at December 31, 2006	210,823	192,606
Long-term deposits	—	88,000
	210,823	280,606
TOTAL ASSETS	$13,471,158	$15,185,337
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdraft	$342,539	$—
Line of credit	208,252	2,650,311
Notes payable, current portion	1,450,407	1,685,363
Accounts payable	1,026,759	1,038,128
Accrued expenses	2,901,637	2,562,052
Deferred revenue	1,420,344	1,200,689
	7,349,938	9,136,543
NONCURRENT LIABILITIES
Accrued warrant	450,000	450,000
	450,000	450,000
COMMITMENTS AND CONTINGENCIES (Notes 7, 8 and 9)
SHAREHOLDERS’ EQUITY
Preferred stock, no par value, 5,769,736 shares authorized, 4,087,980 shares issued and outstanding	8,594,777	8,594,777
Common stock, no par value, 50,000,000 shares authorized, 14,541,694 and 13,992,828 shares issued and outstanding	55,584	17,163
Additional paid-in capital	23,408,661	23,408,661
Accumulated deficit	(26,387,802)	(26,421,807)
	5,671,220	5,598,794
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,471,158	$15,185,337

The accompanying notes are an integral part of these statements.

STRASBAUGH

CONDENSED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Three Months Ended
	March 31,
	2007	2006
	(unaudited)
NET SALES	$7,023,440	$4,419,834
COST OF SALES	4,158,084	2,962,940
GROSS PROFIT	2,865,356	1,456,894
OPERATING EXPENSES
Selling, general and administrative expenses	2,207,453	950,930
Research and development	368,830	360,671
	2,576,283	1,311,601
INCOME FROM OPERATIONS	289,073	145,293
OTHER INCOME (EXPENSE)
Rental income	—	36,110
Interest expense	(228,813)	(177,979)
Other (expense) income, net	745	875
	(228,068)	(140,994)
INCOME BEFORE PROVISION FOR INCOME TAXES	61,005	4,299
PROVISION FOR INCOME TAXES	27,000	27,350
NET INCOME (LOSS)	$34,005	$(23,051)
NET INCOME (LOSS) PER COMMON SHARE
Basic	$0.00	$0.00
Diluted	$0.00	$0.00
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	14,319,681	13,992,828
Diluted	19,194,760	13,992,828

The accompanying notes are an integral part of these statements.

STRASBAUGH

CONDENSED STATEMENTS OF CASH FLOWS
FOR THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Three Months Ended
	March 31,
	2007	2006
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$34,005	$(23,051)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	80,260	97,234
Amortization of intellectual property	3,000	2,656
Noncash interest expense	44,855	53,849
Changes in assets and liabilities:
Accounts receivable	84,496	878,809
Inventories	577,193	(364,453)
Prepaid expenses	(81,560)	(96,589)
Other assets	—	(180)
Accounts payable	(11,369)	231,766
Accrued expenses	339,585	(239,404)
Deferred revenue	219,655	(234,718)
Accrued warrant	—	13,001
Net Cash Provided By Operating Activities	1,290,120	318,920
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,842)	(33,533)
Capitalized cost for intellectual property	(21,217)	(48,519)
Net Cash Used In Investing Activities	(26,059)	(82,052)
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in bank overdraft	342,539	—
Net change in line of credit	(2,442,059)	(242,293)
Repayment of notes payable	(279,811)	(119,984)
Repurchase of common stock	38,421	—
Net Cash Used In Financing Activities	(2,340,910)	(362,277)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,076,849)	(125,409)
CASH AND CASH EQUIVALENTS, BEGINNING OF QUARTER	1,205,007	680,758
CASH AND CASH EQUIVALENTS, END OF QUARTER	$128,158	$555,349
CASH PAID FOR:
Interest	$109,485	$104,197
Income Taxes	$19,700	$25,000

The accompanying notes are an integral part of these statements.

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 1 - Summary of Significant Accounting Policies

Description of Business

Strasbaugh, a California corporation (the “Company”), designs and manufactures precision surfacing systems and solutions for the global semiconductor, electronics, precision optics, and aerospace industries. Products are sold to customers throughout the United States, Europe, and Asia and Pacific Rim countries.

On May 24, 2007, the Company completed a share exchange transaction with CTK Windup Corporation. (See Note 11.)

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“Commission”) and therefore do not include all information and footnotes necessary for a complete presentation of the financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

The unaudited condensed financial statements do, however, reflect all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary to state fairly the financial position as of March 31, 2007 and the results of operations and cash flows for the related interim periods ended March 31, 2007 and 2006. However, these results are not necessarily indicative of results for any other interim period or for the year. It is suggested that the accompanying condensed financial statements be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Estimates and Assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates and those differences could be material.

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 1 - Summary of Significant Accounting Policies (continued)

SAB 108 - Misstatements in Prior Periods

In September 2006, the Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”) regarding misstatements in financial statements. The financial statements include the corrections of two errors at December 31, 2006. An under-accrual of interest expense in the periods presented and an understatement of inventory at December 31, 2006, both of which management considers not material for the purposes of applying SAB 108. Approximately $12,000 of the under-expense of interest related to the year ended December 31, 2005, which is 8% of pretax profit for the year and approximately 2% of interest expense for the period. The amount has no impact on cash flows and is insignificant in all respects relative to sales, total assets, and net equity. Due to the relative insignificance of the error based on materiality, the Company considers the 2005 financial statements to be fairly stated in all material respects, and has determined that no restatement is required. Approximately $44,000 of the under-expense of interest related to the year ended December 31, 2006, which is less than 4% of pretax profit for the year, approximately 5% of interest expense. This amount is offset by an understatement of inventory of approximately $34,000 at December 31, 2006. These amounts have little impact on cash flows and are insignificant in all respects to sales, total assets, and net equity. Due to the relative insignificance of these errors, the Company believes the net $22,000 adjustment for the errors is significant enough to require disclosure for an interim period pursuant to APB No. 28 and will not restate prior period balances.

Concentrations of Credit Risk

The Company sells its products on credit terms, performs ongoing credit evaluations of its customers, and maintains an allowance for potential credit losses. During the three months ended March 31, 2007 and 2006, the Company’s top 10 customers accounted for 87% and 92% of net sales, respectively. Sales to major customers (over 10%) as a percentage of net sales were 63% and 70%, for the three months ended March 31, 2007 and 2006, respectively.

A decision by a significant customer to substantially decrease or delay purchases from the Company, or the Company’s inability to collect receivables from these customers, could have a material adverse effect on the Company’s financial condition and results of operations. As of March 31, 2007 the amount due from the major customers (over 10%) discussed above represented 20% of total accounts receivable.

Segment Information

The Company’s results of operations for the three months ended March 31, 2007 and 2006, represent a single segment referred to as global semiconductor and semiconductor equipment, silicon wafer and silicon wafer equipment, LED, data storage and precision optics industries. Export sales represent approximately 71% and 31% of sales for the three months ended March 31, 2007 and 2006, respectively.

The geographic breakdown of the Company’s sales was as follows:

	March 31,
	2007	2006
United States	29%	69%
Europe	32%	2%
Asia and Pacific Rim countries	39%	29%

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 1 - Summary of Significant Accounting Policies (continued)

Segment Information (continued)

The geographic breakdown of the Company’s accounts receivable was as follows:
March 31,
2007
United States	26%
Europe	58%
Asia and Pacific Rim countries	16%

Revenue Recognition

The Company derives revenues principally from the sale of tools, parts and services. The Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an arrangement, such as a purchase order, exists, (ii) delivery has occurred or services have been rendered, (iii) the Company’s price to the customer is fixed or determinable, and (iv) collection is reasonably assured. Revenue from the sale of tools and parts is recognized when the sale and delivery has been completed. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenues from service contracts are deferred and recognized ratably over the life of the contract, which is generally one year.

Stock-Based Compensation

Historically the Company’s Stock-based compensation was accounted for using the intrinsic value method, under which no compensation expense is recognized when the exercise price of the employee’s stock option equals or exceeds the market price of the underlying stock on the date of grant. Required pro forma information has been presented under the fair value method using a Black-Scholes option-pricing model pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.”

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) also establishes accounting requirements for measuring, recognizing and reporting share-based compensation, including income tax considerations. One such change was the elimination of the minimum value method, which under SFAS No. 123 permitted the use of zero volatility when performing Black-Scholes valuations. Under SFAS No. 123(R), companies are required to use expected volatilities derived from the historical volatility of the company’s stock, implied volatilities from traded options on the company’s stock and other factors. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting literature.

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 1 - Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The provisions of SFAS No. 123(R) were effective for and adopted by the Company as of January 1, 2006. As the Company was using the intrinsic-value accounting for stock based compensation pursuant to Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” the adoption of SFAS No. 123(R) was made using the prospective method. Under the prospective application, the cost of new awards and awards modified, if any, repurchased or cancelled after the required effective date will be recognized as the requisite service is rendered on or after the required effective date. The adoption of SFAS No. 123(R) did not have a significant impact on the Company’s results of operations, income taxes or earnings per share.

Earnings Per Share

Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of outstanding common shares for the period. Diluted net income per share is computed by using the treasury stock method and dividing net income available to common stockholders plus the effect of assumed conversions (if applicable) by the weighted average number of outstanding common shares after giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase and convertible preferred stock, if any.

Reconciliations of the numerator and denominator used in the calculation of basic net income per common share are as follows:

	For the Three Months Ended
	March 31,
	2007	2006
Numerator:
Net income (loss)	$34,005	$(23,051)
Preferred stock accretion	—	—
Preferred stock dividend	—	—
Net income (loss) available to common shareholders - basic	34,005	(23,051)
Adjustment to net income (loss) for assumed conversions	—	13,001
Net income (loss) available to common shareholders - diluted	$34,005	$(10,050)
Denominator:
Share outstanding, beginning	13,992,828	13,992,828
Weighted-average shares issued	326,853	—
Weighted-average shares outstanding—basic	14,319,681	13,992,828
Effect of dilutive securities
Preferred stock	4,087,980	—
Warrant (Note 6)	581,069	—
Weighted average options outstanding	206,030	—
	4,875,079	—
Weighted-average shares outstanding—diluted	19,194,760	13,992,828

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 1 - Summary of Significant Accounting Policies (continued)

Earnings Per Share (continued)

Stock options to purchase approximately 113,205 and 845,335 shares of common stock as of March 31, 2007 and 2006, respectively, were outstanding but not included in the computation of diluted earnings per common share because the option exercise price was greater than the average market price of the common stock, and therefore, the effects on dilutive earnings per common share would have been anti-dilutive. The effect of the preferred stock conversion and warrants at March 31, 2006 are not included in the computation of earnings per share because the effects would have been dilutive.

Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. Deferred taxes are classified as current or noncurrent depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent, depending on the periods in which the temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets if it is more likely than not that all, or some portion of, such deferred tax assets will not be realized.

New Accounting Pronouncements

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. The Company adopted the provisions of FIN 48 effective January 1, 2007. In accordance with FIN 48, the Company recognizes any interest and penalties related to unrecognized tax benefits in income tax expense should they exist. The application of FIN 48 had no effect on the Company’s financial position, operating income or cash flows for the period ended March 31, 2007.

NOTE 2 - Inventories

Inventories consist of the following:

March 31,
2007
Parts and raw materials	$6,658,233
Work-in-process	2,828,525
Finished goods	81,470
9,568,228
Inventory Reserves	(3,020,206)
$6,548,022

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 3 - Property, Plant and Equipment

Property, plant and equipment consist of the following:
March 31,
2007
Buildings and improvements	$2,197,849
Shop and lab equipment	5,677,510
Transportation equipment	165,501
Furniture and fixtures	1,111,227
Computer equipment	2,312,980
11,465,067
Less: accumulated depreciation and amortization	9,602,949
$1,862,118

During the three months ended March 31, 2007, the Company transferred approximately $11,000 of shop and lab equipment to inventory for resale. Depreciation expense totaled approximately $80,300 and $97,300 for the three months ended March 31, 2007 and 2006, respectively.

NOTE 4 - Line of Credit

The Company has a line of credit agreement (“Loan Agreement”) and guaranty agreement (“Exim Agreement”) with a bank through February 2007. The agreements are secured by substantially all of the Company’s assets. The borrowing amount under the agreements is based on eligible accounts receivable. The agreements allow the Company to borrow up to $3 million at the prime rate (8.25% at March 31, 2007) plus 3.5% under the Loan Agreement and $500,000 at the prime rate plus 4% under the Exim Agreement. In addition, the Company must pay the bank an administrative fee of 0.5% of the face amount of each receivable when first financed under both of the agreements. Both agreements include affirmative, negative and financial covenants. The notes payable to the majority stockholder are subordinated in connection with these agreements. (See Note 5.) During the first quarter ended March 31, 2007, the Company renewed the agreements through May 18, 2007. In May 2007, the Company’s credit line was increased from $3.5 million to $7.5 million and its term was extended to August 18, 2007. All other material terms and conditions of the credit line remain unchanged. At March 31, 2007, the availability under the credit line was approximately $3.3 million.

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 5 - Notes Payable

Notes payable consists of the following:

March 31, 2007

Note payable to Agility Capital, LLC, secured by substantially all of the Company’s assets, payable in monthly installments of $55,000 including interest at 12%, and remaining balance due September 2007 (amount due of $847,751 less unamortized discount allocated to warrant issued totaling $68,309 as of March 31, 2007), paid in full in May 2007	$779,442
Subordinated unsecured note payable to majority stockholder, payable in monthly interest-only payments at the prime rate plus 1%, originally due February 2007 and subsequently extended until June 2007, paid in full in May 2007 with approval from the bank	670,965
1,450,407
Less: current portion	1,450,407
Noncurrent portion	$—

During 2005, the Company issued a warrant (Note 6) to Agility Capital LLC (“Agility”), in connection with a financing transaction. Pursuant to APB No. 14, the fair value of the warrant was allocated as a discount to the new debt. The values for each security were determined separately, based on their values at the time of issuance, and the debt discount was computed by comparing the value attributed to the debt securities with the face value of the debt. The discount was initially recorded at its fair value of $390,984. Amortization of the discount totaled approximately $44,900 and $53,000 for the three months ended March 31, 2007 and 2006, respectively. The warrant was repurchased by the Company in May 2007. (See Note 11.)

NOTE 6 - Stock Warrant

As a condition for obtaining financing (Note 5), the Company issued Agility a warrant to purchase up to 4.1% of the Company’s equity on a fully-diluted basis at $0.01 per share. If the Company had repaid the note payable prior to June 17, 2006, the warrant would have decreased to 2.1% of the Company’s equity on a fully-diluted basis. The agreement also allowed the Company to call the warrant for $225,000 on or before June 17, 2006, which was not done. If the Company has not received at least $5 million of net proceeds from the sale or issuance of its equity securities on or before September 16, 2007, Agility may require the Company to purchase the warrant in cash for $450,000. The shares underlying the warrant vested upon issuance and the warrant expires September 2017.

The Company has accounted for this warrant under EITF Issue No. 00-19. As such, the Company has classified this warrant as a liability. The warrant was initially recorded at its fair value of $390,984, discounted using the prime rate over its estimated life considering the various put and call options, as a liability and a discount to the new debt (Note 5).

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 6 - Stock Warrant (continued)

The warrant is carried at its estimated fair value. As of March 31, 2007, the carrying amount of the warrant totaled approximately $450,000. The changes in the fair value of the warrant during the three months ended March 31, 2007 and 2006 totaling $0 and $13,001, respectively, were included in other expenses. The warrant was repurchased by the Company in May 2007 for $450,000. (See Note 11.)

NOTE 7 - Commitments and Contingencies

Lease Commitments

The Company leases its manufacturing and sales facility from the chairman of the company, who is the majority stockholder, and his former spouse. This 15-year lease agreement commenced on May 1, 1990 and ended on April 30, 2005. Under the original terms of the lease, the Company paid monthly lease payments and was liable for all property taxes, insurance, repairs and maintenance. The lease also provided for periodic adjustments in minimum lease payments based upon the CPI. The monthly rent is currently $83,000.

Effective May 1, 2005, the Company exercised the holdover provision within the lease agreement for its manufacturing and sales facility when it did not elect to execute an automatic five-year extension but remained in possession of the premises. The holdover provision within the lease agreement allows the Company to remain the tenant on a month-to-month basis under the terms that existed at the end of the original lease term, as defined. The holdover provision remains valid as long as the Company remains in possession and makes timely monthly rent payments.

The Company has other minor (less than $10,000 annually) noncancelable operating leases through 2009.

Sublease Agreement

In March 2005, the Company entered into a sublease agreement with an unrelated third party to lease approximately 9,000 square feet of office space and 11,200 square feet of warehouse space. The lease commenced in April 2005 and was scheduled to terminate in March 2008. The rent under the sublease was to be $16,220 per month through March 31, 2006, $16,707 per month through March 31, 2007, and $17,208 through March 31, 2008. The sublease also included an option to extend for three years. The Company was required to pay the majority of the applicable operating expenses, except for certain telecommunications services, as defined. The sublease agreement was terminated in November 2006. Rental income totaled $0 and $36,110 for the three months ended March 31, 2007 and 2006, respectively.

Litigation

During the year ended December 31, 2006, the Company entered into a legal dispute with its co-landlord, who is the former spouse of the major stockholder, of its current facility regarding the Company’s potential liability for capital repairs. The Company is presently unable to evaluate the likelihood of an unfavorable result in this dispute or the range of potential loss. However, management intends to vigorously defend against this case and believes that all of its defenses are meritorious.

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 7 - Commitments and Contingencies (continued)

Litigation (continued)

The Company is subject to various lawsuits and claims with respect to such matters as product liabilities, employment matters and other actions arising out of the normal course of business. While the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of Company counsel, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the financial condition or results of operations.

NOTE 8 - Stock Compensation Plans

1998 Amended Restated Stock Option Plan

Under the Company’s 1998 Amended Restated Stock Option Plan (the “1998 Plan”), as amended, 1,400,000 shares of the Company’s common stock are available for issuance, pursuant to which employees are eligible to receive stock options. The 1998 Plan is administered by the board of directors. No compensation expense has been recorded in the accompanying consolidated financial statements related to the 1998 Plan for the three months ended March 31, 2007 and 2006 respectively.

The status of the 1998 Plan is summarized below.

		Average	Intrinsic
	Shares	Price	Value
Outstanding at January 1, 2006	296,470	$5.50	$0.00
Forfeited	(181,815)	$5.50	$0.00
Outstanding at March 31, 2006	114,655	$5.50	$0.00
Forfeited	(1,450)	$5.50	$0.00
Outstanding at December 31, 2006	113,205	$5.50	$0.00
Outstanding at March 31, 2007	113,205	$5.50	$0.00
Exercisable at March 31, 2007	113,205	$5.50	$0.00

At March 31, 2007, the weighted average remaining life of these options was 1.5 years.

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 8 - Stock Compensation Plans (continued)

2000 Stock Option Agreement

During 2000, the board granted options to purchase 1,646,557 shares of common stock at an exercise price of $.07 per share to four vice presidents. The options are subject to a number of restrictions as defined in the agreement, including a buy-sell provision with the Company. The options expire ten years from the date of issuance and automatically cancel 30 days after termination, as defined in the agreements.

The status of the options under this plan is summarized below:
	Shares	Average Price	Intrinsic Value
Outstanding at January 1, 2006	548,866	$0.07	$0.00
Expired	(548,866)	$0.07	$0.00
Outstanding at March 31, 2006	0
Granted April 10, 2006	548,866	$0.07	$0.00
Exercisable at January 31, 2007	548,866	$0.07	$0.00
Exercised on February 6, 2007	548,866	$0.07	$0.00
Outstanding at March 31, 2007	0

The remaining options of 548,866 outstanding as of January 1, 2006 expired on January 31, 2006. On April 10, 2006, the board of directors approved the re-granting of these options to December 31, 2007, with immediate vesting resulting in $7,000 of total compensation expense. In accordance with SFAS No. 123(R), this re-grant was treated as a new issuance effective on that date.

There was no compensation expense for the three months ended March 31, 2007 or 2006.

NOTE 9 - Income Taxes

The Company estimates its income tax expense for interim periods using an estimated annual effective tax rate. Tax expense for the three months ended March 31, 2007 and 2006 was lower than tax expense calculated at the expected U.S. federal tax rate of 34% mainly as a result of a reduction in the valuation allowance relating to the realization of net operating loss carryforwards. The Company has a valuation allowance covering its deferred tax assets, including its net operating loss carryforwards, because management believes that it is more likely than not that all, or some portion of, such deferred tax assets will not be realized.

The Company has federal and state net operating loss carryforwards of approximately $23,140,000 and $7,727,000, respectively, at March 31, 2007, which will begin to expire in 2019 for federal purposes. Annual utilization of the federal net operating loss carryforward may be limited for federal tax purposes as a result of an Internal Revenue Code Section 382 change in ownership rules. The state net operating loss carryforwards expire at various dates through 2013.

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 9 - Income Taxes (continued)

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized approximately $0 increase in the liability for unrecognized tax benefits. The amount of unrecognized tax benefits as of January 1, 2007, and March 31, 2007, are $0 and $0, respectively.

Included in the balance at January 1, 2007, are $0 of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to taxing authorities to an earlier period. Also included in the balance at January 1, 2007, are $0 of unrecognized tax benefits that, if recognized, would impact the effective tax rate. The Company expects no adjustment to its amount of unrecognized tax benefits during 2007.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company had no amount accrued for the payment of interest and penalties at March 31, 2007.

NOTE 10 - Related-Party Activity

Through the Company’s former affiliation with SCST as a sales representative and former customer, the Company has entered into an agreement to run and maintain a sales office in Tokyo, Japan. The contract began in April 2005 and is effective for five years. In connection with the agreement, SCST paid the Company 83 million yen (approximately $750,000) to operate the office over the contract term. The Company has established a deferred liability and is amortizing the amount on a monthly basis as a reduction of the operating expenses for the sales office. In turn, for every sale originating from the Tokyo office, SCST will receive a commission of 20% of the sale price, not to exceed 83 million yen. No tool sales occurred during the three months ended March 31, 2007 or 2006. The Company had accounts receivable from SCST of $0 and $8,438 at March 31, 2007 or 2006, respectively

NOTE 11 - Subsequent Events

Share Exchange Transaction

On May 24, 2007, the Company’s shareholders completed a share exchange transaction (“Share Exchange Transaction”) with CTK Windup Corporation, a California corporation (“CTK”). Upon completion of the Share Exchange Transaction, CTK acquired all of the issued and outstanding shares of the Company’s capital stock. In connection with the Share Exchange Transaction, CTK issued an aggregate of 13,770,366 shares of its common stock to the Company’s shareholders. The Share Exchange Transaction has been accounted for as a recapitalization of the Company with the Company being the accounting acquiror. As a result, the historical financial statements of the Company will be the financial statements of Strasbaugh (formerly, CTK).

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 11 - Subsequent Events (continued)

Share Exchange Transaction (continued)

Immediately prior to the consummation of the Share Exchange Transaction, CTK amended and restated its articles of incorporation to effectuate a 1-for-31 reverse split of its common stock, to change its name from CTK to Strasbaugh, to increase its authorized common stock from 50,000,000 shares to 100,000,000 shares, to increase its authorized preferred stock from 2,000,000 shares to 15,000,000 shares (of which 5,909,089 shares have been designated Series A Cumulative Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”)) and to eliminate its Series A Participating Preferred Stock. On May 17, 2007, prior to the filing of CTK’s amended and restated articles of incorporation, the Company amended its articles of incorporation to change its name from Strasbaugh to R. H. Strasbaugh.

Series A Preferred Stock Financing

On May 24, 2007, immediately after the closing of the Share Exchange Transaction, Strasbaugh (formerly, CTK) entered into an agreement with 21 accredited investors for the sale by it in a private offering of 5,909,089 shares of its Series A Preferred Stock at a purchase price of $2.20 per share for total aggregate proceeds of $13 million. The Series A Preferred Stock ranks senior in liquidation and dividend preferences to Strasbaugh’s common stock. Each share of Series A Preferred Stock is convertible by the holder at any time after its initial issuance at an initial conversion price of $2.20 per share such that one share of common stock would be issued for each share of Series A Preferred Stock. Subject to certain exceptions, the conversion ratio is subject to customary antidilution adjustments and antidilution adjustments upon the issuance of equity securities at a price equivalent to less than $2.20 per share. The shares of Series A Preferred Stock are also subject to forced conversion anytime after May 24, 2008, if the closing price of our common stock exceeds 200% of the conversion price then in effect for 20 consecutive trading days. The holders of Series A Preferred Stock vote together as a single class with the holders of Strasbaugh’s other classes and series of voting stock on all actions to be taken by its shareholders. Each share of Series A Preferred Stock entitles the holder to the number of votes equal to the number of shares of our common stock into which each share of Series A Preferred Stock is convertible. In addition, the holders of Series A Preferred Stock are afforded numerous customary protective provisions with respect to certain actions that may only be approved by holders of a majority of the shares of Series A Preferred Stock. On or after May 24, 2012 the holders of then outstanding shares of our Series A Preferred Stock will be entitled to redemption rights. The redemption price is equal to the per-share purchase price of the Series A Preferred Stock, which is subject to adjustment as discussed above and in our articles of incorporation, plus any accrued but unpaid dividends. The Series A Preferred Stock contain provisions prohibiting the conversion of the Series A Preferred Stock to the extent that such conversion would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of Strasbaugh’s outstanding shares of common stock. The holder may waive this 4.99% limitation upon 61-days’ prior written notice to Strasbaugh. Strasbaugh is currently in the process of assessing the accounting impact of the Series A Preferred Stock.

STRASBAUGH
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

NOTE 11 - Subsequent Events (continued)

Warrants

In connection with the Series A Preferred Stock Financing, Strasbaugh issued to the investors five-year warrants to purchase an aggregate of 886,363 shares of common stock and issued to its placement agent, B. Riley and Co. Inc. and its assignees, five-year warrants to purchase an aggregate of 385,434 shares of common stock. The warrants issued to the investors and the placement agent and its assignees have an exercise price of $2.42 per share and are exercisable beginning 180 days after May 24, 2007. The warrants issued to the investors contain limitations on exercisability similar to the 4.99% limitation contained in the Series A Preferred Stock. Strasbaugh is currently in the process of assessing the accounting impact of these warrants.

Repurchase of Preferred Stock

In May 2007, the Company repurchased all of its issued and outstanding preferred stock owned by Lam Research, Inc. for $3,000,000. The Company is currently in the process of assessing the accounting treatment of this repurchase.

Debt Modification

In May 2007, the Company satisfied its note payable to Agility (Note 6), repurchased the outstanding common stock held by Agility (Notes 6 and 11) and repurchased the warrant held by Agility (Note 7) for $1,200,000. The Company is currently in the process of assessing the accounting treatment of this transaction.

2007 Employee Share Incentive Plan

In February 2007, Strasbaugh established the 2007 Share Incentive Plan (the “2007 Plan”), under which 2,000,000 shares of Strasbaugh’s common stock are available for issuance. The 2007 Plan is administered by the Compensation Committee of Strasbaugh’s board of directors. At June 30, 2007, options to purchase 1,339,000 shares of Strasbaugh’s common stock were outstanding, at a weighted average exercise price of $1.71 per share.

NOTE 12 - Supplemental Disclosure of Cash Flow Information

Additional information to the statements of cash flows with regard to certain noncash investing and financing transactions approximated the following for the three months ended March 31, 2007:
NONCASH TRANSACTIONS:
Equipment transferred to inventory for resale	$11,431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Strasbaugh

We have audited the accompanying balance sheet of Strasbaugh (a California corporation) as of December 31, 2006, and the related statements of income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strasbaugh as of December 31, 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15 to the financial statements, the Company has restated its financial statements for the year ended December 31, 2005.

/S/ WINDES & McCLAUGHRY

Long Beach, California
May 7, 2007

STRASBAUGH

BALANCE SHEETS
AS OF DECEMBER 31, 2006

ASSETS

December 31,
2006
CURRENT ASSETS
Cash and cash equivalents	$1,205,007
Accounts receivable, net of allowance for doubtful accounts of $70,000	4,251,180
Inventories	7,113,784
Prepaid expenses	337,769
Short-term deposits	48,024
12,955,764

PROPERTY, PLANT, AND EQUIPMENT	1,948,967

OTHER ASSETS
Capitalized intellectual property net of amortization $10,625 in 2006	192,606
Long-term deposits	88,000
280,606
TOTAL ASSETS	$15,185,337
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Line of credit	$2,650,311
Notes payable, current portion	1,685,363
Accounts payable	1,038,128
Accrued expenses	2,562,052
Deferred revenue	1,200,689
9,136,543
NONCURRENT LIABILITIES
Accrued warrant	450,000
450,000
COMMITMENTS AND CONTINGENCIES (Notes 7, 8 and 10)

SHAREHOLDERS’ EQUITY
Preferred stock	8,594,777
Common stock	17,163
Additional paid-in capital	23,408,661
Accumulated deficit	(26,421,807)
5,598,794
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,185,337

The accompanying notes are an integral part of these statements.

STRASBAUGH

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Year Ended
	December 31,
	2006	2005
		(As Restated)
NET SALES	$23,016,101	$16,120,879
COST OF SALES	14,412,047	9,750,906
GROSS PROFIT	8,604,054	6,369,973
OPERATING EXPENSES
Selling, general and administrative expenses	4,532,787	5,047,747
Research and development	2,070,689	2,322,000
Loss on sale of property and equipment		8,596
Gain from extinguishment of debt		(1,092,265)
Income from cancellation of liabilities		(100,236)
Income from cancellation of accrued royalties		(379,178)
	6,603,476	5,806,664
INCOME FROM OPERATIONS	2,000,578	563,309
OTHER INCOME (EXPENSE)
Rental income	163,763	116,923
Interest income	527	902
Interest expense	(840,787)	(490,920)
Other (expense) income, net	(77,197)	(46,383)
	(753,694)	(419,478)
INCOME BEFORE PROVISION FOR INCOME TAXES	1,246,884	143,831
PROVISION FOR INCOME TAXES	78,500	29,015
NET INCOME	$1,168,384	$114,816
NET INCOME PER COMMON SHARE
Basic	$0.08	$0.01
Diluted	$0.06	$0.01
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	13,992,828	13,992,828
Diluted	18,572,556	18,572,556

The accompanying notes are an integral part of these statements.

STRASBAUGH

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
BALANCE, JANUARY 1, 2005	4,087,980	$8,594,777	16,351,868	$20,057	$23,400,789	$(27,705,007)	$4,310,616
Repurchase of common stock			(2,333,205)	(2,862)	862		(2,000)
Cancellation of common stock			(797,162)	(978)	295		(683)
Issuance of common stock			771,327	946	(285)		661
Net income (as restated)						114,816	114,816
BALANCE, DECEMBER 31, 2005	4,087,980	8,594,777	13,992,828	17,163	23,401,661	(27,590,191)	4,423,410
Stock compensation expense					7,000		7,000
Net income						1,168,384	1,168,384
BALANCE, DECEMBER 31, 2006	4,087,980	$8,594,777	13,992,828	$17,163	$23,408,661	$(26,421,807)	$5,598,794

The accompanying notes are an integral part of these statements.

STRASBAUGH

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	For the Year Ended
	December 31,
	2006	2005
		(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,168,384	$114,816
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	373,208	485,470
Loss on sale of property and equipment	—	8,596
Noncash gain from extinguishment of debt	—	(1,092,265)
Noncash income from cancellation of liabilities	—	(100,236)
Noncash income from cancellation of accrued royalties	—	(379,178)
Noncash interest expense	216,275	61,545
Noncash stock compensation expense	7,000	—
Changes in assets and liabilities:
Accounts receivable	(795,541)	1,303,603
Inventories	(1,284,995)	1,496,846
Prepaid expenses	(148,943)	(62,099)
Short-term deposits	—	(48,024)
Other assets	(68,728)	(19,272)
Accounts payable	390,126	(1,650,819)
Accrued expenses	458,531	507,360
Deferred revenue	477,503	476,916
Accrued warrant	52,002	7,014
Net Cash Provided By Operating Activities	844,822	1,110,273
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(119,971)	(81,653)
Capitalized cost for intellectual property	(203,231)
Proceeds from sale of property and equipment		200
Net Cash Used In Investing Activities	(323,202)	(81,453)
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in line of credit	499,073	(809,973)
Repayment of notes payable	(746,444)	(327,303)
Borrowings on notes payable	250,000	389,000
Repurchase of common stock		(2,000)
Net Cash Provided By (Used In) Financing Activities	2,629	(750,276)
NET CHANGE IN CASH AND CASH EQUIVALENTS	524,249	278,544
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	680,758	402,214
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,205,007	$680,758
CASH PAID FOR
Interest	$572,510	$447,279
Income taxes	$78,700	$29,015

The accompanying notes are an integral part of these statements.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America. Such policies are consistently followed by Strasbaugh, a California corporation (the “Company”), in preparation of its financial statements.

Description of Business

The Company designs and manufactures precision surfacing systems and solutions for the global semiconductor, electronics, precision optics, and aerospace industries. Products are sold to customers throughout the United States, Europe, and Asia and Pacific Rim countries.

Estimates and Assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates, and those differences could be material.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and trade accounts receivable. With regard to cash and cash equivalents, we maintain our excess cash balances in checking and money market accounts at high-credit quality financial institution(s). We have not experienced any losses in any of the short-term investment instruments we have used for excess cash balances. We do not require collateral on our trade receivables. Historically, we have not suffered significant losses with respect to trade accounts receivable.

The Company sells its products on credit terms, performs ongoing credit evaluations of its customers, and maintains an allowance for potential credit losses. During the years ended December 31, 2006 and 2005, the Company’s top 10 customers accounted for 64% and 66% of net sales, respectively. Sales to major customers (over 10%) as a percentage of net sales were 29.9% and 34.5% for the years ended December 31, 2006 and 2005, respectively.

A decision by a significant customer to substantially decrease or delay purchases from the Company, or the Company’s inability to collect receivables from these customers, could have a material adverse effect on the Company’s financial condition and results of operations. As of December 31, 2006 and 2005, the amount due from the major customers (over 10%) discussed above represented 20.4% and 16.2%, respectively, of total accounts receivable.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - Summary of Significant Accounting Policies (continued)

Product Warranties

The Company provides limited warranty for the replacement or repair of defective product at no cost to its customers within a specified time period after the sale. The Company makes no other guarantees or warranties, expressed or implied, of any nature whatsoever as to the goods including without limitation, warranties to merchantability, fit for a particular purpose or non-infringement of patent or the like unless agreed upon in writing. The Company estimates the costs that may be incurred under its limited warranty and reserve based on actual historical warranty claims coupled with an analysis of unfulfilled claims at the balance sheet date. Warranty claims costs are not material given the nature of the Company’s products and services which normally result in repairs and returns in the same accounting period.

Fair Value of Financial Instruments

The carrying value of financial instruments approximate their fair values. The carrying values of cash, receivables, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. The carrying values of the line of credit and notes payable approximate fair value because the interest rates on these instruments approximate market interest rates currently available to the Company.

Segment Information

The Company’s results of operations for the years ended December 31, 2006 and 2005, represent a single segment referred to as global semiconductor, electronics, precision optics, and aerospace industries. Export sales represent approximately 35% and 39% of sales for the years ended December 31, 2006 and 2005, respectively.

The geographic breakdown of the Company’s sales was as follows:
	For the Year Ended
	December 31,
	2006	2005

United States	65%	61%
Europe	8%	4%
Asia and Pacific Rim countries	27%	35%

The geographic breakdown of the Company’s accounts receivable was as follows:

December 31, 2006
United States	58%
Europe	14%
Asia and Pacific Rim countries	28%

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At December 31, 2006 and throughout the year, the Company maintained cash balances in excess of federally insured limits.

Accounts Receivable

Accounts receivable are due from companies operating primarily in the global semiconductor, electronics, precision optics, and aerospace industries located throughout the United States, Europe, and Asia and Pacific Rim countries. Credit is extended to both domestic and international customers based on an evaluation of the customer’s financial condition, and, generally collateral is usually not required. For international customers, additional evaluation steps are performed, where required, and more stringent terms, such as letters of credit, are used as necessary.

The Company estimates an allowance for uncollectible accounts receivable. The allowance for probable uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by management to arrive at the estimate for the amount of accounts receivable that may be ultimately uncollectible. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, the Company records a specific allowance for doubtful accounts against amounts due, to reduce the net recognized receivable to the amount it reasonably believes will be collected. Management believes that the allowance for doubtful accounts at December 31, 2006 and 2005 is reasonably stated.

Inventories

Inventories are maintained on the first-in, first-out method and are stated at the lower of cost or market based on the lower of replacement cost or net realizable value. Costs include material, labor and overhead required in the warehousing and production of the Company’s products. Inventory reserves are maintained for the estimated value of the inventory that may have a lower value than stated or quantities in excess of estimated future production needs.

Property, Plant, and Equipment

Property, plant, and equipment items are stated at cost, less accumulated depreciation. Additions, improvements, and major renewals are capitalized, while maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations. Depreciation is computed principally using straight-line and accelerated methods over their estimated useful lives of three to thirty years. Amortization of leasehold improvements is computed using straight-line and accelerated methods over the shorter of the terms of the leases or their estimated useful lives.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - Summary of Significant Accounting Policies (continued)

Intellectual Property

During the year ended December 31, 2006, the Company changed its policy of expensing direct legal costs associated with the application and successful defense of patents as incurred, and began capitalizing those costs. These costs will be expensed over the life of the patents, not to exceed 15 years. Approximately $203,000 of such costs was capitalized in the year ended December 31, 2006. Amortization expense for these patent costs totaled $10,625 during the year ended December 31, 2006. The Company capitalized $203,231 of intellectual property during the year ended December 31, 2006.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management has evaluated its long-lived assets and has not identified any impairment at December 31, 2006 and 2005.

Deferred Revenue

Deferred revenue represents service contract revenue which is deferred and recognized ratably over the life of the service contract, which is generally one year.

Revenue Recognition
The Company derives revenues principally from the sale of tools, parts and services. The Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an arrangement, such as a purchase order, exists, (ii) delivery has occurred or services have been rendered, (iii) the Company’s price to the customer is fixed or determinable, and (iv) collection is reasonably assured. Revenue from the sale of tools and parts is recognized when the sale and delivery has been completed. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenues from service contracts are deferred and recognized ratably over the life of the contract, which is generally one year.

Research and Development

Costs related to designing and developing new products are expensed as research and product development expenses as incurred. Research and development expenses totaled approximately $2,071,000 and $2,322,000 for the years ended December 31, 2006 and 2005, respectively.

Shipping Costs

During the years ended December 31, 2006 and 2005, freight and handling amounts incurred by the Company totaled approximately $60,000 and $73,000, respectively, of which the Company billed customers approximately $15,000 and $43,000, respectively. Such costs, net of billings, were included in selling, general and administrative expenses.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

Historically the Company’s stock-based compensation was accounted for using the intrinsic value method, under which no compensation expense is recognized when the exercise price of the employee’s stock option equals or exceeds the market price of the underlying stock on the date of grant. Required pro forma information has been presented under the fair value method using a Black-Scholes option-pricing model pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.”

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) also establishes accounting requirements for measuring, recognizing and reporting share-based compensation, including income tax considerations. One such change was the elimination of the minimum-value method, which under SFAS No. 123 permitted the use of zero volatility when performing Black-Scholes valuations. Under SFAS No. 123(R), companies are required to use expected volatilities derived from the historical volatility of the company’s stock, implied volatilities from traded options on the company’s stock and other factors. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting literature.

The provisions of SFAS No. 123(R) were effective for and adopted by the Company as of January 1, 2006. As the Company was using the intrinsic-value accounting for stock based compensation pursuant to Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” the adoption of SFAS No. 123(R) was made using the prospective method. Under the prospective application, the cost of new awards and awards modified, if any, repurchased or cancelled after the required effective date will be recognized as the requisite service is rendered on or after the required effective date.

Although the Company had previously recorded stock compensation expense under the intrinsic-value method, the adoption of SFAS No. 123(R) did not have any impact on the Company’s results of operations, income taxes or earnings per share as all previous options were fully vested.

Detachable Stock Warrants

The Company accounts for detachable stock warrants under Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” and Accounting Principles Board (“APB”) No. 14, “Accounting for Convertible Debt Issued with Stock Purchase Warrants.”

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - Summary of Significant Accounting Policies (continued)

Original Issue Discounts

Original issue discounts are recorded as deferred charges and are amortized to interest expense over the term of the associated debt instrument using the effective-interest method.

Foreign Currency Transactions

The accounts of the Company are maintained in U.S. dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange in effect on the dates of the transactions. Balances payable in foreign currencies are translated at the current rate of exchange when settled.

Earnings Per Share

Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of outstanding common shares for the period. Diluted net income per share is computed by using the treasury stock method and dividing net income available to common stockholders, plus the effect of assumed conversions (if applicable), by the weighted-average number of outstanding common shares after giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase, and convertible preferred stock, if any.

Reconciliations of the numerator and denominator used in the calculation of basic net income per common share are as follows:

	For the Year Ended
	December 31,
	2006	2005
Numerator:
Net income	$1,168,384	$114,816
Preferred stock accretion	—	—
Preferred stock dividend	—	—
Net income available to common shareholders - basic	1,168,384	114,816
Adjustment to net income for assumed conversions	52,002	7,014
Net income available to common shareholders - diluted	$1,220,386	$121,830
Denominator:
Shares outstanding, beginning	13,992,828	13,992,828
Weighted-average shares issued	—	—
Weighted-average shares outstanding - basic	13,992,828	13,992,828
Effect of dilutive securities
Preferred stock (Note 11)	4,087,980	4,087,980
Warrant (Note 7)	491,748	491,748
	4,579,728	4,579,728
Weighted-average shares outstanding - diluted	18,572,556	18,572,556

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - Summary of Significant Accounting Policies (continued)

Earnings Per Share ( continued)

Stock options to purchase approximately 843,886 and 845,336 shares of common stock as of December 31, 2006 and 2005, respectively, were outstanding but not included in the computation of diluted earnings per common share because the option exercise price was greater than the average market price of the common stock and, therefore, the effect on dilutive earnings per common share would have been anti-dilutive.

Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. Deferred taxes are classified as current or noncurrent depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent, depending on the periods in which the temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets if it is more likely than not that all, or some portion of, such deferred tax assets will not be realized.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows, and results of operations.

In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” The adoption of FSP EITF 00-19-2 is not expected to have a material effect on the Company’s financial position, cash flows, or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company will be required to adopt the provisions of SAB No. 108 in its fiscal year 2006. The Company does not believe the adoption of SAB No. 108 will have a material impact on its financial position, cash flows, or results of operations.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact that SFAS No. 157 may have on its financial position, cash flows, and results of operations.

In July 2006, the FASB released FASB Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes.” FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be booked as a tax expense in the current year and recognized as: a liability for unrecognized tax benefits; a reduction of an income tax refund receivable; a reduction of deferred tax asset; an increase in deferred tax liability; or a combination thereof. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. At this time, management is evaluating the implication of FIN 48, and its impact on the financial statements has not yet been determined.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This Statement is effective for the Company for all financial instruments acquired or issued after July 1, 2007. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Reclassifications

Certain reclassifications have been made in the prior year financial statements to conform to the current year’s presentation.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 2 - Management’s Plans

The Company has an accumulated deficit of approximately $26,422,000 at December 31, 2006. The Company has invested substantial resources in product development, which has negatively impacted its cost structure and contributed to a significant portion of its recent losses.

Management’s plans with respect to these matters include efforts to increase revenues through the sale of existing products and new technology, continuing to reduce certain operating expenses, and potentially re-financing its long-term debt and/or raising additional capital. Management believes that the Company’s current backlog and working capital is sufficient to maintain operations in the near term and that product development can be reduced or curtailed in the future to further manage cash expenditures. Potential sources of additional financing include the issuance of notes payable, the sale of equity securities and/or the sale and/or licensing of certain technology. There are no assurances that the Company will achieve profitable operations in the future or that additional capital will be raised or obtained by the Company if cash generated from operations is insufficient to pay current liabilities.

NOTE 3 - Inventories

Inventories consist of the following:

December 31, 2006

Raw materials	$6,180,899
Work-in-process	3,918,477
Finished goods	81,470
10,180,846
Inventory Reserves	(3,067,062)
$7,113,784

NOTE 4 - Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

December 31, 2006

Buildings and improvements	$2,197,849
Shop and lab equipment	5,688,941
Transportation equipment	165,501
Furniture and fixtures	1,111,227
Computer equipment	2,308,137
11,471,655
Less: accumulated depreciation and amortization	9,522,688
$1,948,967

During the year ended December 31, 2006, the Company transferred approximately $9,000 of shop and lab equipment and computer equipment from inventory to property and equipment. During the year ended December 31, 2005, the Company transferred approximately $197,000 of shop and lab equipment and computer equipment to inventory for resale. Depreciation expense totaled approximately $363,000 and $485,000 for the years ended December 31, 2006 and 2005, respectively.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 5 - Line of Credit

In November 2006, the Company renewed its line of credit agreement (“Loan Agreement”) and guaranty agreement (“Exim Agreement”) with a bank through February 2007. The agreements are secured by substantially all of the Company’s assets. The borrowing amount under the agreements is based on eligible accounts receivable. The agreements allow the Company to borrow up to $3 million at the prime rate (8.25% at December 31, 2006) plus 3.5% under the Loan Agreement and $500,000 at the prime rate plus 4% under the Exim Agreement. In addition, the Company must pay the bank an administrative fee of 0.5% of the face amount of each receivable when first financed under both of the agreements. Both agreements include affirmative, negative and financial covenants. The notes payable to the majority stockholder are subordinated in connection with these agreements. (See Note 6.) In February 2007, the Company renewed the agreements through April 18, 2007. Subsequent to year-end, the Company renewed the agreements through May 18, 2007.

NOTE 6 - Notes Payable

Notes payable consists of the following:
December 31, 2006
Note payable to Agility Capital, LLC, secured by substantially all of the Company’s assets, payable in monthly installments of $55,000 including interest at 12%, lump-sum payment of $150,000 due March 1, 2007, and remaining balance due September 2007 (amount due of $1,076,727 less unamortized discount allocated to warrant issued totaling $113,164)	$963,563
Subordinated unsecured note payable to majority stockholder, payable in monthly interest-only payments at the prime rate plus 1%, was due February 2007 and subsequently extended until June 2007	721,800
1,685,363
Less: current portion	1,685,363
Noncurrent portion	$—

During the year ended December 31, 2005, the Company entered a settlement agreement with several of its previous lenders, Comdisco and a credit association, and obtained financing from a new institution, Agility Capital (“Agility”). The Company borrowed $1,650,000 from Agility, of which $1,186,000 was paid directly by Agility to Comdisco and the credit association based on the settlement agreement. The remainder consisted of a loan fee of $75,000 and cash for operations of $389,000.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 6 - Notes Payable (continued)

According to EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” an exchange of debt instruments with substantially different terms is an “extinguishment” and pursuant to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” any resulting gain or loss must be recognized on the transaction. Because the new debt had substantially different terms, the Company recorded a gain from the extinguishment totaling approximately $1,092,000. Of this amount, approximately $894,000 represented the difference between the carrying amount of various notes payable and the amount paid, and $273,000 represented accrued expenses that were forgiven, net of a $75,000 loan fee for the new debt.

In connection with the exchange of debt instruments, the Company cancelled 797,162 shares of common stock held by the credit association and issued 771,327 shares to Agility (Note 11). The Company also issued Agility a warrant (Note 7). The fair value of the warrant has been allocated as a discount to the new debt. The values for each security were determined separately, based on their values at the time of issuance, and the debt discount was computed by comparing the value attributed to the debt securities with the face value of the debt. The discount was initially recorded at its fair value of $390,984. Amortization of the discount totaled $216,275 and $61,545 for the years ended December 31, 2006 and 2005, respectively.

In addition, the Company cancelled various notes payable to unsecured investors totaling approximately $100,000 during the year ended December 31, 2005.

Maturities of notes payable are as follows as of December 31, 2006:

Year Ending December 31,
2007	$1,685,363
NOTE 7 - Stock Warrant

As a condition for obtaining financing (Note 6), the Company issued Agility a warrant to purchase up to 4.1% of the Company’s equity on a fully diluted basis at $0.01 per share. If the Company had repaid the note payable prior to June 17, 2006, the warrant would have decreased to 2.1% of the Company’s equity on a fully diluted basis. The agreement also allowed the Company to call the warrant for $225,000 on or before June 17, 2006, which was not done. If the Company has not received at least $5 million of net proceeds from the sale or issuance of its equity securities on or before September 16, 2007, Agility may require the Company to purchase the warrant in cash for $450,000. The shares underlying the warrant vested upon issuance and the warrant expires September 2017.

The Company has accounted for this warrant under EITF Issue No. 00-19 and APB No. 14. As such, the Company has classified this warrant as a liability. The warrant was initially recorded at its fair value of $390,984, discounted using the prime rate over its estimated life considering the various put and call options, as a liability and a discount to the new debt (Note 6).

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 7 - Stock Warrant (continued)

The warrant is carried at its estimated fair value. As of December 31, 2005, the carrying amount of the warrant totaled approximately $397,998 and was included in noncurrent accrued expenses. The change in the fair value of the warrant during the years ended December 31, 2006 and 2005 totaling $52,002 and $7,014, respectively, were included in other expenses.

NOTE 8 - Commitments and Contingencies

Lease Commitments

As of December 31, 2004, the Company was committed under a lease for its manufacturing and sales facility, which is owned by the chairman of the Company, who is the majority stockholder, and his former spouse. This 15-year lease agreement commenced on May 1, 1990 and ended on April 30, 2005. Under the original terms of the lease, the Company paid monthly lease payments and was liable for all property taxes, insurance, repairs, and maintenance. The lease also provided for periodic adjustments in minimum lease payments based upon the CPI.

Effective May 1, 2005, the Company exercised the holdover provision within the lease agreement for its manufacturing and sales facility when it did not elect to execute an automatic five-year extension but remained in possession of the premises. The holdover provision within the lease agreement allows the Company to remain the tenant on a month-to-month basis under the terms that existed at the end of the original lease term, as defined. The holdover provision remains valid as long as the Company remains in possession and makes timely monthly rent payments.

The Company leases a postal mailing system under a noncancelable operating lease, which expires in December 2008. The Company also leases a sales facility in Tokyo, Japan, through April 2007. In April 2007, the Company extended the lease on a month-to-month basis. The following is a schedule by years of future minimum payments required under these operating leases with unrelated third parties that have a term in excess of one year as of December 31, 2006:

Year Ending December 31,
2007	$27,471
2008	6,346
2009	3,000

$36,817

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 8 - Commitments and Contingencies (continued)

Sublease Agreement

In March 2005, the Company entered into a sublease agreement with a previously unrelated third party to lease approximately 9,000 square feet of office space and 11,200 square feet of warehouse space. The lease commenced in April 2005 and terminates in March 2008. The rent under the sublease totals $16,220 per month through March 31, 2006, $16,707 per month through March 31, 2007, and $17,208 through March 31, 2008. The sublease also includes an option to extend for three years. The Company is required to pay the majority of the applicable operating expenses, except for certain telecommunications services, as defined. The Company agreed to release the tenant and the sublease was terminated in November 2006.

Lease expense under the Company’s operating leases for facilities totaled approximately $1,020,000 and $1,022,000 for the years ended December 31, 2006 and 2005, respectively, of which approximately $1,000,000 and $956,000, respectively, was related to the stockholder lease. Sublease income totaled approximately $164,000 and $117,000 for the years ended December 31, 2006 and 2005, respectively.

Litigation

During the year ended December 31, 2006, the Company entered into a legal dispute with the co-landlord of its current facility, who is the former spouse of the major stockholder, regarding the Company’s potential liability for capital repairs. The Company is presently unable to evaluate the likelihood of an unfavorable result in this dispute or the range of potential loss. However, management intends to vigorously defend against this case and believes that all of its defenses are meritorious.

The Company is subject to various lawsuits and claims with respect to such matters as product liabilities, employment matters and other actions arising out of the normal course of business. While the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of Company counsel, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the financial condition or results of operations.

NOTE 9 - Profit Sharing Plan

The Company’s profit sharing plan covers substantially all employees and includes a savings plan under Section 401(k) of the Internal Revenue Code. The plan allows participants to make pre-tax contributions from 1% to 15% of their annual compensation, subject to maximum annual limits as established by the Internal Revenue Service. The Company made matching contributions totaling approximately $59,000 and $88,000 for the years ended December 31, 2006 and 2005, respectively. The Company’s board of directors may also elect to make additional discretionary contributions. There were no additional discretionary contributions made during the years ended December 31, 2006 and 2005.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 10 - Stock Compensation Plans

Stock-Based Compensation Plans

As of January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values, ratably over the requisite service period of the award. Net income will be reduced as a result of the recognition of the fair value of all newly issued stock options, which is contingent upon the number of future options granted and other variables. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).

The Company adopted SFAS No. 123(R) using the prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year ending December 31, 2006. The Company’s audited Financial Statements as of and for the twelve months ended December 31, 2006 reflect the impact of SFAS No. 123(R). In accordance with the prospective transition method, the Company’s audited financial statements for periods prior to January 1, 2006 have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” Generally, no compensation expense was recognized by the Company in its financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of our stock, as of the grant date, is equal to or less than the amount an employee must pay to acquire the stock. The Company would have recognized compensation expense in situations where the fair value of our common stock on the grant date was greater than the amount an employee must pay to acquire the stock.

1998 Amended Restated Stock Option Plan

Under the Company’s 1998 Amended Restated Stock Option Plan (the “1998 Plan”), as amended, 1,400,000 shares of the Company’s common stock are available for issuance, pursuant to which employees are eligible to receive stock options. The 1998 Plan is administered by the Board of Directors (the “Board”). No compensation expense has been recorded in the accompanying consolidated financial statements related to the 1998 Plan.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
NOTE 10 - Stock Compensation Plans (continued)

1998 Amended Restated Stock Option Plan (continued)

The status of the 1998 Plan is summarized below:

	Shares	Average Price	Intrinsic Value
Outstanding at January 1, 2005	715,514	$3.21	$0.00
Forfeited	(419,044)	$1.58	$0.00
Outstanding at December 31, 2005	296,470	$5.50	$0.00
Forfeited	(1,450)	$5.50	$0.00
Outstanding at December 31, 2006	295,020	$5.50	$0.00
Exercisable at December 31, 2006	295,020	$5.50	$0.00

The remaining options under the 1998 Plan expire in 2008.

2000 Stock Option Agreement

During 2000, the board granted options to purchase 1,646,557 shares of common stock at an exercise price of $.07 per share to four vice presidents. The options are subject to a number of restrictions as defined in the agreement, including a buy-sell provision with the Company. The options expire ten years from the date of issuance and automatically cancel 30 days after termination, as defined in the agreements.

The status of the options under this plan is summarized below:

	Shares	Average Price	Intrinsic Value
Outstanding at January 1, 2005	548,866	$0.07	$0.00
Forfeited	—
Outstanding at December 31, 2005	548,866	$0.07	$0.00
Forfeited	—
Outstanding at December 31, 2006	548,866	$0.07	$0.00
Exercisable at December 31, 2006	548,866	$0.07	$0.00

The remaining 548,866 options outstanding as of December 31, 2005 expired on January 31, 2006. On April 10, 2006, the board of directors approved the re-granting of these options to December 31, 2007, with immediate vesting, with immediate vesting resulting in $7,000 of total compensation expense. In accordance with SFAS No. 123(R), this re-grant is treated a new issuance effective on that date.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
NOTE 10 - Stock Compensation Plans (continued)

2000 Stock Option Agreement (continued)

During the year ended December 31, 2006, there was $7,000 of total compensation expense related to vested share-based compensation arrangements granted under the Plan (relating to the effect of SFAS No. 123R and APB 25).

The Company used the Black-Scholes option-pricing model to value option grants and determine the related compensation expense under the fair-value method. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates.

The following table provides the assumptions used in determining the fair value of the share-based awards for the year ended 2006.

Grant/Modification Date	April 10, 2006

Stock price	$0.07
Exercise price	$0.07
Expected life	1.75 years
Risk-free interest rate	4.6%
Volatility	55.0%
Forfeiture rate	0.0%
Expected dividend yield	0.0%
Grant/modification date fair value	$0.09%

The expected term of the options granted was determined based upon review of the period that the Company’s share-based awards are expected to be outstanding and is estimated based on historical experience of similar awards, giving consideration to the contractual term of the awards, vesting schedules, and expectations of employee exercise behavior.

The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

The Company estimates expected volatility based on that of the Company’s publicly traded peer companies and expects to continue to do so until such time as the Company has adequate historical data from our traded share price. Management believes that the historical volatility of the Company’s stock price does not best represent the expected volatility of the stock price. The Company has historically been a private company and, therefore, lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly-traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of our share price becomes available, or that the selected companies are no longer suitable for this purpose.

SFAS No. 123(R) also requires that the Company recognize compensation expense for only the portion of options that are expected to vest. Therefore, the Company has estimated expected forfeitures of stock options with the adoption of SFAS No. 123(R). In developing a forfeiture rate estimate, the Company considered its historical experience, its growing employee base, and the limited liquidity of its common stock. Forfeitures are considered separately for managers and employees. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. Prior to the adoption of SFAS No. 123(R), forfeitures were recorded as they occurred.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 10 - Stock Compensation Plans (continued)

2000 Stock Option Agreement (continued)

Compensation expense related to the adoption of SFAS 123(R) amounted to $7,000, which is included in the statement of income for the twelve months ended December 31, 2006, and is based on awards ultimately expected to vest and reflects an estimate of awards that will be forfeited.

NOTE 11 - Stockholders’ Equity

Common Stock

The Company is authorized to issue up to 50,000,000 shares of common stock, no par value, of which 13,992,828 were outstanding as of December 31, 2006 and 2005. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The holders of common stock are also entitled to ratably receive dividends declared by the board out of legally available funds. The holders of common stock have no rights to convert their common stock into any other securities.

During the year ended December 31, 2005, the Company repurchased 2,333,205 shares of common stock from the principals of Dalton Partners for $2,000. The difference between the deemed par value of the common stock of $0.001226 per share and the purchase price of $0.008572 per share totaling $862 was credited to additional paid-in capital.

In connection with the exchange of debt instruments (Note 6), the Company cancelled 797,162 shares of common stock held by the credit association and issued 771,327 shares to Agility. The Company used the deemed fair value of $0.008572 per share. The difference between the deemed fair value and the deemed par value of the common stock was credited to additional paid-in capital.

During 2000, the Company voluntarily formed a Committee of Unsecured Creditors of Strasbaugh (the Creditor’s Committee) to facilitate the repayment of its unsecured debt. The resulting agreement includes an anti-dilution provision with respect to certain issuances of the Company’s stock, as defined in the agreement. No stock was issued to the Creditor’s Committee during the years ended December 31, 2006 and 2005.

Preferred Stock

The Company is authorized to issue up to 5,769,736 shares of Series A preferred stock, no par value, of which 4,087,980 shares are issued to one investor. The holder of Series A preferred stock is entitled to receive dividends out of legally available funds, if declared by the board, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate of 8% per share per annum. Each share of Series A preferred stock is convertible to common stock on a one-to-one basis, at the option of the holder, into such number of shares as defined in the agreement. The holder of each share of Series A preferred stock has full voting rights to one vote for each share of common stock into which each share of preferred stock could be converted.

This agreement also includes an anti-dilution provision with respect to certain issuances of the Company’s stock, as defined in the agreement, which is in the control of the Company. No preferred stock was issued during the years ended December 31, 2006 and 2005.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 12 - Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended December 31,
	2006	2005
Current:
Federal	$16,300	$2,165
State	6,200	—
Foreign	56,000	26,850
	78,500	29,015

Deferred:
Federal	—	—
State	—	—
Foreign	—	—
	—	—

	$78,500	$29,015

The reconciliation of the Company’s expected tax rate to the effective tax rate is as follows:

	For the Year Ended December 31,
	2006	2005
Statutory federal rate	$468,075	$48,895
State income taxes, net of federal benefit	118,112	10,963
Nondeductible expenses	4,579	14,810
Change in valuation allowance	(517,300)	(48,400)
Other	5,034	2,747

	$78,500	$29,015

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 12 - Income Taxes (continued)

Deferred taxes consists of the following:
December 31, 2006
Deferred tax assets:
Accrued vacation	$143,000
Allowance for doubtful accounts	27,800
Accrued warranty	148,000
Inventory reserve	899,600
Additional inventory costs	135,400
Deferred revenue	64,800
Federal net operating losses	8,024,100
State net operating losses	710,000
Federal tax credits	258,700
Other	—
10,411,400
Valuation allowance	(10,411,400)
None

The Company had federal and state net operating losses of approximately $23,400,000 and $7,975,000, respectively, at December 31, 2006, which begin to expire in 2019 for federal purposes. Annual utilization of the federal net operating loss may be limited for federal tax purposes as a result of Internal Revenue Code Section 382 change of ownership rules. The state net operating losses expire at various dates through 2013.

The Company has a foreign tax credit and alternative minimum tax credit carryforwards of approximately $259,000 as of December 31, 2006. The valuation allowance decreased by approximately $517,300 during the year ended December 31, 2006.

NOTE 13 - Related-Party Activity

In the ordinary course of business, the Company sells inventory to SCST from time to time. No sales were made to SCST during the year ended December 31, 2006. Sales to SCST totaled approximately $87,000 for the year ended December 31, 2005. Accounts receivable from SCST totaled approximately $8,000 as of December 31, 2005.

Through the Company’s affiliation with SCST, the Company has entered into an agreement to run and maintain a sales office in Tokyo, Japan. The contract began in April 2005 and is effective for five years. In connection with the agreement, SCST paid the Company 83 million yen (approximately $750,000) to operate the office over the contract term. The Company has established a deferred liability and is amortizing the amount on a monthly basis as a reduction of the operating expenses for the sales office. In turn, for every sale originating from the Tokyo office, SCST will receive a commission of 20% of the sale price, not to exceed 83 million yen. During the year ended December 31, 2005, one sale was made from the Tokyo office. As such, commissions payable to SCST totaling approximately $135,000 have been accrued at year-end. No tool sales occurred during the year ended December 31, 2006.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 14 - Supplemental Disclosure of Cash Flow Information

Additional information to the statements of cash flows with regard to certain noncash investing and financing transactions approximated the following:

	For the Year Ended December 31,
	2006	2005
NONCASH TRANSACTIONS:
Inventory transferred to property and equipment	$8,911	—
Equipment transferred to inventory for resale	$—	$197,000

NOTE 15 - Restatement of Financial Statements

Subsequent to the original issuance of the Company’s financial statements as of and for the year ended December 31, 2005, management determined that the Company did not properly record the warrant issued to Agility in connection with the debt financing (Notes 6 and 7). The Company originally recorded the fair value of the warrant as expense rather than as a discount to the debt which will be amortized over the life of the debt. Accordingly, the Company has restated its 2005 financial statements to properly record the warrant as a debt discount.

The Company recorded the warrant as a liability and calculated its fair value at the date of the initial investment. Upon restatement, the initial value of the warrant of approximately $391,000 has been reclassified from expense and recorded as a debt discount, and approximately $62,000 of the debt discount has been charged to interest expense during the year ended December 31, 2005.

The effect of the restatement on the year ended December 31, 2005, is as follows:

	As Previously Reported	As Restated
Balance Sheet
Notes payable, current portion	$1,158,469	$942,194
Notes payable, net of current portion	$1,136,502	$1,023,338
Common stock	$17,195	$17,163
Additional paid-in capital	$23,401,651	$23,401,661
Accumulated deficit	$(27,919,652)	$(27,590,191)
Statement of Operations and Accumulated Deficit
Gain from extinguishment of debt	$(694,245)	$(1,092,265)
Interest expense	$(429,375)	$(497,934)
Net income (loss)	$(214,645)	$114,816
Statement of Cash Flows
Net income (loss)	$(214,645)	$114,816
Noncash gain on extinguishment of debt	$(694,245)	$(1,092,265)
Noncash interest expense	$—	$68,559

The Company also reclassified certain line items on the balance sheet as of December 31, 2005 and statement of operations and accumulated deficit for the year then ended.

STRASBAUGH

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
NOTE 16 - Subsequent Events

Share Exchange Agreement

Effective January 31, 2007, the Company entered into a share exchange agreement to be acquired by CTK Windup Corporation (“CTK”) (formerly Celeritek, Inc.), in a stock for stock transaction. Upon consummation of the share exchange, the Company will become a wholly owned subsidiary of CTK. CTK will issue 14,201,897 shares of its common stock (calculated on a post-reverse-split basis) to acquire the Company. The current shareholders of CTK would own approximately 3% of CTK common stock outstanding immediately following the share exchange, and the Company’s shareholders would own approximately 97% of the CTK common stock immediately following the share exchange.

In March 2007, CTK shareholders approved the share exchange and related transactions, which include the amendment and restatement of its articles of incorporation to effectuate, immediately preceding the closing of the share exchange, (i) a 1- for-31 reverse stock split, (ii) a change in the name of CTK to the Company, and (iii) an increase in CTK’s authorized common stock from 50 million shares to 100 million shares, and an increase in CTK’s authorized preferred stock from 2 million shares to 15 million shares.

The proposed share exchange, and related transactions, are subject to satisfaction of due diligence investigations by all of the parties, the Company (through CTK) completing an equity financing in the amount of approximately $13 million, or up to $20 million immediately following the closing of the share exchange, execution of the share exchange agreement by all of the shareholders of the Company, approval by CTK’s shareholders holding a majority of the outstanding shares of CTK common stock, and certain other additional conditions to closing. As a further condition to the completion of the acquisition, the current board of directors of CTK will resign and the current management and certain of the current members of the board of the Company will assume management of CTK. After the closing of the share exchange, CTK plans to file with the Securities and Exchange Commission a registration statement under the Securities Exchange Act of 1934 to register its common stock under the Exchange Act and thereby become a reporting company.

Repurchase of Preferred Stock

During February 2007, the Company and its preferred stockholder agreed in principle for the Company to repurchase all of its issued and outstanding preferred stock for $3,000,000. The proposed transaction is subject to the completion of the Share Exchange Agreement with CTK and the Company’s ability to raise sufficient funds.

Debt Modification

During February 2007, the Company and Agility agreed in principle for the Company to satisfy its note payable (Note 6), repurchase the outstanding common stock held by Agility (Notes 6 and 11) and repurchase the warrant held by Agility (Note 7) for $1,200,000. The proposed transaction is subject to the completion of the Share Exchange Agreement with CTK and the Company’s ability to raise sufficient funds.

STRASBAUGH

PROSPECTUS

, 2007

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any accompanying supplement to this prospectus is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our articles of incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of Strasbaugh for breach of a director’s duties to Strasbaugh or our shareholders except for liability:

•	for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

•	for acts or omissions that a director believes to be contrary to the best interests of Strasbaugh or our shareholders or that involve the absence of good faith on the part of the director;

•	for any transaction for which a director derived an improper personal benefit;

•
for acts or omissions that show a reckless disregard for the director’s duty to Strasbaugh or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to Strasbaugh or our shareholders;

•	for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to Strasbaugh or our shareholders; and

•	for engaging in transactions described in the California Corporations Code or California case law that result in liability, or approving the same kinds of transactions.

Our articles of incorporation also provide that we are authorized to provide indemnification to our agents, as defined in Section 317 of the California Corporations Code, through our bylaws or through agreements with such agents or both, for breach of duty to us and our shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. Our bylaws also authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against that person in that capacity, whether or not we would have the power to indemnify that person under the provisions of the California Corporations Code. We have entered and expect to continue to enter into agreements to indemnify our directors and officers as determined by our board of directors. These agreements provide for indemnification of related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract any retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

Our bylaws provide for indemnification of our officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. In all cases where indemnification is permitted by the bylaws, a determination to indemnify such person must be made when ordered by a court and must be made in a specific case upon a determination that indemnification is required or proper in the circumstances. Such determination must be made:

•	by our board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding which is the subject of the request for indemnification; or

•	if such a quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

•	by a majority of our shareholders.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as the provisions of our articles of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 25.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses to be paid by us in connection with this offering. All amounts shown are estimates except for the SEC registration fee.

SEC Registration		$441
NASD Fees		—
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses		*
Placement Agent Fees and Expenses		*
Printing Costs		*
Miscellaneous Expenses		*
Total	$	*
_________________
* To be filed by amendment.

ITEM 26.    RECENT SALES OF UNREGISTERED SECURITIES.

On May 24, 2007, we completed a Share Exchange Transaction, with the shareholders of R. H. Strasbaugh pursuant to which we issued an aggregate of 13,770,366 shares of our common stock to the shareholders of R. H. Strasbaugh and, in exchange, we acquired all of the issued and outstanding shares of capital stock of R. H. Strasbaugh.

On May 24, 2007, immediately after the closing of the Share Exchange Transaction, we entered into an agreement with 21 accredited investors for the sale by us of 5,909,089 shares of our Series A Preferred Stock at a purchase price of $2.20 per share for total aggregate proceeds of $13 million. Additionally, in connection with the Series A Preferred Stock Financing, we issued to the investors five-year warrants to purchase an aggregate of 886,363 shares of common stock and we issued to our placement agent, B. Riley and Co. Inc. and its assignees, five-year warrants to purchase an aggregate of 385,434 shares of common stock.

On May 24, 2007, we issued options to purchase 1,375,000 shares of our common stock pursuant to our 2007 Share Incentive Plan.

The issuances of our securities described above were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act, among others, as transactions not involving a public offering. This exemption was claimed on the basis that these transactions did not involve any public offering and the purchasers in each offering were accredited or sophisticated and had sufficient access to the kind of information registration would provide. In each case, appropriate investment representations were obtained and certificates representing the securities were issued with restrictive legends.

ITEM 27.    EXHIBITS.

(a)  Exhibits.

Exhibit Number	Description

2.1	Share Exchange Agreement by and between the Registrant and R. H. Strasbaugh dated January 31, 2007
2.1	Share Exchange Agreement by and between the Registrant and R. H. Strasbaugh dated January 31, 2007
2.2	Amendment No. 1 to Share Exchange Agreement between the Registrant and R. H. Strasbaugh dated April 30, 2007
3.1	Amended and Restated Articles of Incorporation of the Registrant
3.2	Amended and Restated Bylaws of the Registrant
4.1	Securities Purchase Agreement dated May 24, 2007 by and among the Registrant and the investors who are parties thereto
4.2	Registration Rights Agreement dated May 24, 2007 by and among the Registrant and the investors who are parties thereto
4.3	Specimen Common Stock Certificate
4.4	Specimen Preferred Stock Certificate
4.5	Form of Warrant dated May 24, 2007 issued by the Registrant to certain investors pursuant to the Securities Purchase Agreement filed as Exhibit 4.1 hereto
4.6	Form of Placement Agent Warrant dated effective May 24, 2007 issued by the Registrant to B. Riley and Co. Inc. Inc. and its assignees
4.7	Article IV of Amended and Restated Articles of Incorporation of Registrant (contained in Exhibit 3.1 to this Registration Statement)
5.1	Opinion of Rutan & Tucker, LLP*
10.1	2007 Share Incentive Plan#
10.2	Form of the Strasbaugh 2007 Share Incentive Plan Stock Option Grant Notice and Stock Option Agreement#
10.3	Form of Indemnification Agreement for officers and directors#
10.4	Executive Employment Agreement by and between the Company and Chuck Schillings#
10.5	Executive Employment Agreement by and between the Company and Richard Nance#
10.6	Employment Agreement by and between the Company and Alan Strasbaugh#
10.7	License Agreement by and between Lam Research Corporation and R. H. Strasbaugh dated December 20, 2000
10.8	Loan and Security Agreement by and between Silicon Valley Bank and R. H. Strasbaugh dated August 23, 2004
10.9	Amendment to Loan Documents by and between Silicon Valley Bank and R. H. Strasbaugh dated February 28, 2007
10.10	Amendment to Loan and Security Agreement by and between Silicon Valley Bank and the R. H. Strasbaugh dated May 22, 2007
10.12	Standard Industrial Lease by and between Larry & Alan Strasbaugh and the R. H. Strasbaugh dated of May 1, 1990.
10.13	Assignment dated April 14, 1995 by Larry Strasbaugh of his interest in the Standard Industrial Lease attached hereto as Exhibit 10.13 to Alan and April Strasbaugh.
14.1	Code of Ethics

Exhibit Number	Description

16.1	Letter on Change in Certifying Accountant
21	Subsidiaries of the Registrant
23.1	Consent of Rutan & Tucker, LLP (contained in Exhibit 5.1)*
23.2	Consent of Windes & McClaughry Accountancy Corporation, Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on signature page to this Registration Statement)
__________________________
* To be filed by amendment
# This exhibit is a management contract or a compensatory plan or arrangement

ITEM 28.    UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i)    include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)   reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   include any additional or changed material information on the plan of distribution.

(2)    That, for determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the end of the offering.

(4)    For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)   any other communication that is an offer in the offering made by the undersigned small business issuer or the purchaser.

The undersigned Registrant hereby undertakes that for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of San Luis Obispo, State of California, on July 23, 2007.

STRASBAUGH

By:	/s/ CHUCK SCHILLINGS
Chuck Schillings
President and Chief Executive Officer

POWER OF ATTORNEY

Each of the officers and directors of Strasbaugh whose signature appears below hereby constitutes and appoints Alan Strasbaugh and Chuck Schillings his true and lawful attorneys and agents, with full power of substitution, and with power to act alone, to sign on behalf of the undersigned any amendment or amendments to this Registration Statement on Form SB-2 (including post-effective amendments) and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to perform any acts necessary to file such amendments or registration statements, with exhibits thereto and other documents in connection therewith, and each of the undersigned does hereby ratify and confirm his signature as it may be signed by his said attorneys and agents to any and all such documents and all that said attorneys and agents, or their substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date
/s/ CHUCK SCHILLINGS	President and Chief Executive Officer	July 23, 2007
Chuck Schillings /s/ RICHARD NANCE	(principal executive officer) Chief Financial Officer (principal financial officer	July 23, 2007
Richard Nance /S/ ALLAN STRASBAUGH	and principal accounting officer Chairman of the Board and Director	July 20, 2007
Allan Strasbaugh /S/ WESLEY CUMMINGS	Director	July 20, 2007
Wesley Cummings /S/ DAVID PORTER	Director	July 21, 2007
David Porter

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Share Exchange Agreement by and between the Registrant and R. H. Strasbaugh dated January 31, 2007
2.2	Amendment No. 1 to Share Exchange Agreement between the Registrant and R. H. Strasbaugh dated April 30, 2007
3.1	Amended and Restated Articles of Incorporation of the Registrant
3.2	Amended and Restated Bylaws of the Registrant
4.1	Securities Purchase Agreement dated May 24, 2007 by and among the Registrant and the investors who are parties thereto
4.2	Registration Rights Agreement dated May 24, 2007 by and among the Registrant and the investors who are parties thereto
4.3	Specimen Common Stock Certificate
4.4	Specimen Preferred Stock Certificate
4.5	Form of Warrant dated May 24, 2007 issued by the Registrant to certain investors pursuant to the Securities Purchase Agreement filed as Exhibit 4.1 hereto
4.6	Form of Placement Agent Warrant dated effective May 24, 2007 issued by the Registrant to B. Riley and Co. Inc. Inc. and its assignees
4.7	Article IV of Amended and Restated Articles of Incorporation of Registrant (contained in Exhibit 3.1 to this Registration Statement)
10.1	2007 Share Incentive Plan
10.2	Form of the Strasbaugh 2007 Share Incentive Plan Stock Option Grant Notice and Stock Option Agreement
10.3	Form of Indemnification Agreement for officers and directors
10.4	Executive Employment Agreement by and between the Company and Chuck Schillings
10.5	Executive Employment Agreement by and between the Company and Richard Nance
10.6	Employment Agreement by and between the Company and Alan Strasbaugh
10.7	License Agreement by and between Lam Research Corporation and R. H. Strasbaugh dated December 20, 2000
10.8	Loan and Security Agreement by and between Silicon Valley Bank and R. H. Strasbaugh dated August 23, 2004
10.9	Amendment to Loan Documents by and between Silicon Valley Bank and R. H. Strasbaugh dated February 28, 2007
10.10	Amendment to Loan and Security Agreement by and between Silicon Valley Bank and the R. H. Strasbaugh dated May 22, 2007
10.12	Standard Industrial Lease by and between Larry & Alan Strasbaugh and the R. H. Strasbaugh dated of May 1, 1990.
10.13	Assignment dated April 14, 1995 by Larry Strasbaugh of his interest in the Standard Industrial Lease attached hereto as Exhibit 10.13 to Alan and April Strasbaugh.
14.1	Code of Ethics
16.1	Letter on Change in Certifying Accountant
21	Subsidiaries of the Registrant
23.2	Consent of Windes & McClaughry Accountancy Corporation, Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on signature page to this Registration Statement)